

2019

Proxy Statement and Notice of Annual Meeting of Shareholders



One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 12, 2019

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the ''Company''), will be held at the H&R Block Center located at One H&R Block Way (corner of 13th and Main Streets), Kansas City, Missouri, on Thursday, September 12, 2019, at 8:00 a.m. Central Time. Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from either Main or Walnut Street). The meeting will be held for the following purposes:

1. Election of the ten nominees for director named in this proxy statement (See page 5);

2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2020 (See page 62);

3. Advisory approval of the Company's named executive officer compensation (See page 63); and

4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on July 12, 2019 as the record date for determining shareholders of the Company entitled to receive notice of and vote at the meeting and any adjournment or postponement thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE, AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors,

SCOTT W. ANDREASEN
Vice President and Secretary

Kansas City, Missouri
July 31, 2019

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 12, 2019.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended April 30, 2019 are available at www.proxyvote.com.

H&R BLOCK

July 31, 2019

Dear Fellow Shareholders,

It is impossible to reflect on the past year without stating, ''we had a great year!'' Jeff Jones, our President and CEO, said it in our year-end earnings call on June 11th, at our company-wide town hall on June 14th, and most recently in our 2019 Annual Report. I encourage all of you to read the Annual Report (which you received with this Proxy Statement). It provides a thoughtful and detailed review of where we stand in serving our more than 23 million clients, operating a very successful business, and building and maintaining an exemplary corporate culture.

Why was the year so good? We achieved all of the goals we set in our outlook when we started the year. The hiring of Jeff Jones in the summer of 2017 reflected a clear strategic decision on the part of the Board. Jeff's mandate was to take a venerable 20th century brand and transform it into a state-of-the-art 21st century company; modernizing our core tax businesses to serve our clients better – how, when, and where they want to be served – and building upon our expertise and professionalism to develop and provide other products and services to serve the economic and financial needs of our existing and future clients.

During the past year, we took a number of significant steps to carry out the multi-year mandate in our new enterprise strategy:

- We introduced upfront, transparent pricing across the spectrum of our tax preparation offerings;
- We selectively adjusted pricing downward where price was adversely affecting demand;
- We continued to innovate and improve our virtual offerings (Ask a Tax Pro, Tax Pro Go and Tax Pro Review), thereby offering the market a seamless spectrum of tax preparation options from ''go it alone'' DIY to ''we'll take care of everything'' Assisted;
- We initiated a major investment in technology, beginning the process of integrating and simplifying our tax preparation software platforms, thus further facilitating our goal of a seamless spectrum of offerings; and
- We revised our approach to marketing, emphasizing targeted messaging on social media and other digital channels, improving our impact and efficiency.

In devising this program, which was effectively a reset of our business, we knew there would be investments that, in the short-term, would reduce profits. Therefore, in June 2018 we publicly described a broad outline of our new enterprise growth strategy, and provided a revenue and earnings outlook reflecting those investments. I am pleased to report that our results for the year were at the upper end of that outlook, concrete evidence of the success of our efforts. And, needless to say, I'm delighted to report that Total Shareholder Return for the 12 months ended June 30, 2019 was 33.7%, placing us in the top 15% of all the companies in the S&P 500 index.

Another very noteworthy development is our enhanced level of direct communication with our shareholders. Prompted in part by shareholder feedback, we reached out to our 50 largest shareholders, which together held about 80% of our shares. I, along with our Chief Financial Officer and/or our General Counsel and Chief Administrative Officer, met (in person or via phone) with holders of about 50% of our shares, traveling throughout the United States and in parts of Canada and Europe.

While the reduced level of shareholder support on last year's say-on-pay proposal was an important element of the outreach, we also spent time with shareholders discussing other matters, such as the status of our business, strategy, and ESG considerations. On compensation, we explained our rationale for the element which precipitated the negative vote. Investors, especially those who voted ''no'' on our say-on-pay proposal in 2018, appreciated the explanation and were pleased to hear that, in response to their concerns, going forward, sign-on equity awards will generally include performance conditions in a manner similar to our state-of-the-art program for vesting regular annual equity grants.

We also discussed at length our proposed approach to short-term incentive compensation for the current year, given the reset on revenue and earnings levels contained in the 2019 financial outlook we had previously shared publicly. We explained that the Compensation Committee had set fiscal year 2019 incentive plan targets at levels consistent with the Company's Board-approved fiscal year 2019 operating plan and 2019 financial outlook, along with adding certain limitations described in detail in the Compensation Discussion and Analysis section of this proxy statement, thereby ensuring alignment between management payouts and investor expectations. We were extremely gratified that the investors we spoke to supported both the reset and the compensation structure based upon it. As a consequence, and given our results, we hope our "say-on-pay" approval vote returns to its historical level of strong support this year.

Finally, many investors stressed their interest in environmental, social and governance matters. On the social front, investors emphasized that we could do far more to communicate the broad range of societal contributions that have always been a core element of Block's culture. We describe some of our contributions elsewhere in this document, in our Annual Report, and on our website: www.hrblock.com. On governance, we were pleased to hear that investors generally view our governance practices and principles, including the composition of our Board and our protections for shareholder rights and interests, as state-of-the-art.

As we look ahead to the remainder of our fiscal year 2020, I'm delighted to highlight our recently-completed acquisition of Wave, a rapidly growing financial solutions platform focused on changing the way small business owners manage their finances. This acquisition is a key step in our strategic transformation and we believe it provides a significant growth opportunity going forward. We are very excited about Wave and the synergistic opportunities it will provide.

At this point in the Chairman's letter, it is customary to solicit your support for the Board's voting recommendations on the items that will be on the ballot at our upcoming Annual Meeting of Shareholders. I hope you'll agree that the members of our Board deserve your vote and that our pay practices are appropriate. Needless to say, I (as well as all of the other Board members) am available at any time for questions, comments, or suggestions. Elsewhere in this Proxy Statement (page 18) you will find information about how to contact the Board.

We are pleased and honored that you have shown your confidence in the Company's future and our stewardship by your investment in H&R Block.

Best regards,

Robert A. Gerard
Chairman of the Board

TABLE OF CONTENTS

H&R BLOCK, INC.
PROXY STATEMENT
FOR THE 2019 ANNUAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the ''Board of Directors'' or ''Board'') of H&R Block, Inc., a Missouri corporation (''H&R Block'' or the ''Company'' or ''we''), for use at the 2019 annual meeting of shareholders of the Company (the ''Annual Meeting'') to be held on Thursday, September 12, 2019 at 8:00 a.m. Central Time, at the H&R Block Center located at One H&R Block Way (corner of 13th and Main Streets), Kansas City, Missouri. References to the Annual Meeting in this proxy statement include any adjournment or postponement thereof. This proxy statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about our directors and executive officers. Please refer to Questions and Answers About the Annual Meeting and Voting beginning on page 67 for the answers to certain frequently asked questions about the Annual Meeting and this proxy statement. Our proxy materials were first sent or made available to shareholders on or about July 31, 2019.

PROXY STATEMENT INTRODUCTION

H&R BLOCK PURPOSE AND STRATEGY

Company Overview

At H&R Block, we provide help and inspire confidence in our clients and communities everywhere. We have been true to this purpose since Henry and Richard Bloch founded the Company in 1955. We now have Company-owned and franchise retail locations in all 50 states, Puerto Rico and other U.S. territories, and on U.S. military bases internationally. We also offer our tax preparation services in Canada and Australia.

Our brand has been synonymous with taxes for decades, and we continue to lead the industry as the only company to offer a complete choice for consumers to get tax help however they want with in person, online, and virtual options. By combining the knowledge of highly trained tax professionals with cognitive computing technology and digital services, we are currently offering clients our most personalized tax experience ever.

New Strategic Framework

Commencing in fiscal year 2019, we adopted a new multi-year enterprise strategy designed to guide us toward long-term sustainable growth, which included strategic investments in pricing, technology, and operational excellence that resulted in a reset of our revenue and earnings outlook. In fiscal year 2019, we focused on the following key objectives of our new strategic framework:

- **In our Assisted tax business**, improving the value we deliver, including an investment in price, developing and delivering on a clear brand promise to differentiate H&R Block to consumers, and improving the quality and consistency of our service delivery in the tax office;

- **In our Virtual tax business**, innovating in this emerging space, leading the industry as consumer expectations evolve, and combining digital technology with the scale and expertise of our network to deliver value-added solutions; and

- **In our Do-It-Yourself (''DIY'') business**, investing to improve the product and user experience, pricing at a level that is competitive and provides compelling value to our clients, and continuing to communicate this value, growing awareness and compelling consumers to switch to H&R Block.

While we expect these changes to position us for long-term growth, they required important investments in the short term. In June 2018, we announced that we would make a strategic investment in price, resulting in a revenue decline in fiscal year 2019. We also announced strategic investments in technology, as well as operations, including charges related to our office footprint optimization. In addition, beginning in January 2019, we offered upfront, transparent pricing for all tax preparation methods.

FISCAL YEAR 2019 PERFORMANCE

We believe the strategic investments in pricing, technology, and operational excellence we made in fiscal year 2019 to better position the Company going forward were in the shareholders' best interests. Consistent with the reset financial outlook we provided at the beginning of fiscal year 2019, however, they did contribute to lower revenues and margins in fiscal year 2019. Although we expected these outcomes to be lower in fiscal year 2019 than the previous year, by focusing on successfully executing year one of our enterprise strategy, we delivered on the high end of our revenue and margin outlook, as follows:

Metric	What We Said	What We Did[1]
Revenues	$3,050M - $3,100M	$3,095M
Pre-Tax Earnings	Not projected	$545M
Net Income	Not projected	$445M
EBITDA[2]	Not projected	$799M
EBITDA Margin[2]	24% - 26%	25.8%
Effective Tax Rate	23% - 25%	18.3%
Depreciation & Amortization	$165M - $175M	$167M
Capital Expenditures	$95M - $105M	$95M
Interest Expense	$80M - $85M	$87M

[1] All results are from continuing operations.

[2] Earnings from continuing operations before interest, taxes, depreciation, and amortization ("EBITDA") and EBITDA Margin from continuing operations are non-GAAP financial measures. EBITDA margin from continuing operations is computed as EBITDA from continuing operations divided by revenues from continuing operations. For more information regarding financial measures not prepared in accordance with generally accepted accounting principles ("GAAP") that are disclosed in this section and for a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, see "Non-GAAP Financial Information" on page 31 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended April 30, 2019 filed with the SEC on June 14, 2019.

For additional information regarding the Company's fiscal year 2019 performance, please review our Annual Report on Form 10-K for the fiscal year ended April 30, 2019.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE HIGHLIGHTS

Giving Back by Providing Help and Inspiring Confidence

H&R Block's purpose is to provide help and inspire confidence in our clients and communities everywhere. We demonstrate this purpose in everything we do, but it is especially clear when we come together to address issues we care about and make a positive impact on the communities we serve.

A History of Good

The Company has a history of doing good. Our founders Henry and Richard Bloch were committed to building stronger communities, and we carry on that legacy today. Over the last ten years, H&R Block programs have awarded more than $13 million in scholarships to college-bound students and helped more than one million teenagers become more financially literate. In the past year, H&R Block and our associates:

✓ Provided nearly $2 million in payments and grants to thousands of nonprofit partners who are making an impact in local communities.

✓ Awarded 20 scholarships to high school students totaling more than $300,000.

✓ Donated more than $1 million in financial literacy curriculum to high schools nationwide.

✓ Leveraged our vast employee network to volunteer at more than 300 local events where we served food at food banks, built homes, cleaned up schools, and gathered donations for schools and shelters.

Steps Towards Sustainability

Even small operational changes can have big impacts on our communities and the environment. For instance, by moving to a digital-only version of our annual tax professional training textbooks, H&R Block reduced our energy and paper consumption in that area by more than 80%. We are working to understand how more efforts like this complement our current recycling and material reduction efforts. We envision a sustainable future that is made possible by integrating more environmental efforts into all of our everyday practices.

Moving Forward

H&R Block is committed to enhancing our community engagement efforts, finding more ways to improve the environment, and creating a best-in-class workplace for all of our associates.

Associate Diversity, Inclusion, and Belonging – We Are Better Together

H&R Block would not be where it is today without our people. It is our aspiration to foster a culture of belonging where every voice is heard and our associates feel included and inspired to freely share ideas, innovate, serve our clients, and live our purpose by connecting with each other and giving back to their communities. We believe we are solidifying our foundation to facilitate long-term success by creating a workplace that elevates our talent and culture and acknowledges that our people are our greatest asset. We are proud that our efforts regularly are recognized publicly in a variety of ways, including recent appearances on *Forbes*'s lists of Best Employers for Diversity, Best Employers for Women, and Best Employers for New Graduates, as well as on *Mogul*'s list of the Top 1,000 Companies with the Strongest Female Leaders.

Corporate Governance

In addition, our commitment to good corporate governance is illustrated by the following practices:

GOVERNANCE HIGHLIGHTS
Strong Board independence (all nine non-employee directors are independent)
Annual election of directors
Majority voting standard for election of directors
Robust shareholder engagement
Independent Board chair
Limit on public company board service (four total for independent members, two total for CEO)
Compensation ''clawback'' policy
Robust stock ownership guidelines for Board members and executive officers
Prohibition of speculative and hedging transactions by all employees (including executives) and Board members
Proxy access right
No shareholder rights plan

SHAREHOLDER ENGAGEMENT

How we Engaged with Our Shareholders

Prompted in part by a lower level of support for our say-on-pay vote at our 2018 annual meeting (61% vs. at least 95% in recent years), at the request of the Board and Compensation Committee, our Chairman led an extensive shareholder outreach initiative during fiscal year 2019 and early fiscal year 2020. This outreach initiative was designed to assist our Board and Compensation Committee in fully understanding the perspectives of our shareholders, including those that did not support our say-on-pay vote in 2018. This effort supplemented the ongoing communications between our management and shareholders, as well as contact with shareholders prior to our 2018 annual meeting, through various engagement channels including in-person or telephonic meetings.

Shareholder Outreach

The focus of our engagement program was our top 50 shareholders, collectively owning about 80% of outstanding shares. Our Chairman, along with our Chief Financial Officer and/or General Counsel and Chief Administrative Officer, **held in-person or telephonic meetings with 13 shareholders that collectively owned over 50% of our shares outstanding**. An additional five shareholders that collectively owned over **6% of our shares outstanding elected to engage with us via correspondence**, indicating that no meeting was necessary at this time. Two shareholders that collectively owned approximately 2% of our shares outstanding declined our engagement requests. We also supplemented this engagement process by engaging with the two largest proxy advisory firms for additional perspective and clarity on matters they highlighted in their reports to shareholders in connection with our 2018 annual meeting.

Matters Discussed

Matters covered during these meetings included

- our enterprise strategy;

- our executive compensation program;

- compensation decisions related to the hiring of our President and CEO, Jeffrey J. Jones II, in fiscal year 2018;

- board composition and governance; and

- environmental, social and governance topics such as corporate social responsibility and community involvement.

Outcomes: Executive Compensation

Overall, the shareholders with which we met expressed support of our ongoing executive compensation program. Several of our shareholders expressed concern regarding the lack of performance conditions in the one-time inducement awards provided to Mr. Jones in fiscal year 2018 in connection with his hiring as CEO, discussed below, which we understand was the primary factor in our executive compensation program that contributed to the decreased level of support on our say-on-pay vote in 2018.

The Board and Compensation Committee carefully considered all the input received from shareholders during our fiscal year 2019 engagement. **Following such consideration, we have implemented the following regarding our executive compensation program and related disclosures:**

- ✓ **Determined that the vesting of future executive officer sign-on awards will be substantially performance-based, absent unusual circumstances such as granting a sign-on award to a newly-hired executive to replace awards forfeited by the executive at a prior employer in connection with accepting employment with the Company**

- ✓ **Enhanced transparency of targets and calculation of incentive compensation**

- ✓ **Enhanced executive compensation disclosure**

In the context of discussing the strategic investments for tax season 2019, we noted that short-term incentive plan targets for fiscal year 2019 were set at levels lower than the prior year. Shareholders expressed support for these investments and the strategy, acknowledging and accepting the short-term impact that the strategic decisions would have on our fiscal year 2019 operational and financial performance. We presented and received support for the one-time compensation limits set for fiscal year 2019, which included:

- Reduced the cap on short-term incentive payouts from 200% to 150% of target;

- Payments of amounts above target in restricted share units vesting ratably over two years; and

- Reduced the cap on the portion of the performance share units attributable to fiscal year 2019 performance from 200% to 150%.

See the ''Compensation Discussion and Analysis'' section beginning on page 20 for additional information.

Outcomes: Other Topics

Additional disclosure and engagement enhancements made in response to our fiscal year 2019 shareholder outreach include:

- ✓ **Added this Proxy Statement Introduction section highlighting key information about the Company**

- ✓ **Added a discussion of the Company's environmental, social, and governance practices**

- ✓ **Committed to continuing to proactively execute a robust shareholder engagement program on governance and executive compensation matters throughout the year**



The Board unanimously recommends a vote **FOR** the election of each nominee

PROPOSAL 1 – ELECTION OF DIRECTORS

The Company's Amended and Restated Articles of Incorporation (the ''Articles'') and Amended and Restated Bylaws (the ''Bylaws'') provide that the number of directors to constitute the Board of Directors shall not be fewer than seven nor more than 12, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the entire Board. The Board of Directors currently consists of ten directors, all of whom are standing for re-election.

The Articles and Bylaws also provide that all of the directors shall be elected at each annual meeting of shareholders. Under the Bylaws, each director holds office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. Any vacancy on the Board may be filled by a majority of the surviving or remaining directors then in office. The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on his or her election and represented in person or by proxy shall promptly tender his or her irrevocable resignation to the Company's Board, subject only to the condition that the Board accept the resignation. The Board and the Governance and Nominating Committee must consider and act on the resignation, as more fully described under ''Corporate Governance – Mandatory Director Resignation Policies,'' on page 16. To be eligible to be a nominee as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by this director resignation requirement.

The Board has nominated Angela N. Archon, Paul J. Brown, Robert A. Gerard, Richard A. Johnson, Jeffrey J. Jones II, David Baker Lewis, Victoria J. Reich, Bruce C. Rohde, Matthew E. Winter, and Christianna Wood for election as directors of the Company. Each nominee has consented to be named in this proxy statement and to serve as director if elected. If any of the nominees becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and the proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by a shareholder.

DIRECTOR NOMINATION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders. The Governance and Nominating Committee is responsible for identifying, screening, and recommending candidates for Board membership to the entire Board. The Governance and Nominating Committee works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors, which are described in further detail below. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The Governance and Nominating Committee may seek the input of other members of the Board or management in identifying candidates who meet the criteria outlined above. In addition, the Governance and Nominating Committee may use the services of consultants or a search firm. The Governance and Nominating Committee will consider recommendations by the Company's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to the Company's Corporate Secretary at H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Submissions should include information regarding a candidate's background, qualifications, experience, and willingness to serve as a director. Based on a preliminary assessment of a candidate's qualifications, the Governance and Nominating Committee may conduct interviews with the candidate or request additional information from the candidate. The Governance and Nominating Committee uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must comply with the advance notice requirements under the Bylaws as outlined in the ''Shareholder Proposals and Nominations'' section of this proxy statement. The Company did not receive notice from any shareholder prior to the deadline for submitting notice of an intention to nominate any additional persons for election as directors at the Annual Meeting.

Diversity

Both the Board and the Governance and Nominating Committee believe that diversity of skills, perspectives, and experiences among Board members improves the Board's oversight and evaluation of management on behalf of the shareholders and produces more creative thinking and better strategic solutions by the Board. Although we do not have a formal policy concerning diversity of director nominees, the Governance and Nominating Committee considers, though not exclusively, the distinctive skills, perspectives, and experiences that candidates who are diverse in gender, ethnic background, geographic origin, and professional experience have to offer.

SELECTING AND EVALUATING OUR NOMINEES

When evaluating potential director nominees, the Governance and Nominating Committee considers each individual's professional experience, areas of expertise, and educational background. The Board determines the appropriate mix of experiences, areas of expertise, and educational backgrounds in order to maintain a Board that is strong in its collective knowledge and that has the skillsets necessary to fulfill its responsibilities, meet the future needs of the Company, and represent the interests of our shareholders.

Among the most important specific skills, knowledge, and experience that the Governance and Nominating Committee and Board rely upon when determining whether to nominate an individual for election are the following:

- *Operating experience* as current or former executives, which gives directors specific insight into, and expertise that will foster active participation in, the development and implementation of our operating plan and business strategy;

- *Executive leadership experience*, which gives directors who have served in significant leadership positions strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

- *Accounting or financial expertise*, which enables directors to analyze our financial statements, capital structure, and complex financial transactions and oversee our accounting and financial reporting processes;

- *Enterprise risk management experience*, which contributes to oversight of management's risk monitoring and risk management programs, and establishment of risk appetite aligned with our strategy;

- *Financial industry knowledge*, which is vital in understanding and reviewing our strategy, including the acquisition of businesses that offer complementary products or services; and

- *Public company board and corporate governance experience*, which provides directors a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board, and protection of our shareholders' interests.

The Board believes that all the director nominees are highly qualified and have significant leadership experience, knowledge, and skills that qualify them for service on our Board, and, as a group, represent diverse views, experiences, and backgrounds. All director nominees satisfy the criteria set forth in our Corporate Governance Guidelines and possess the personal characteristics that are essential for the proper and effective functioning of the Board. Each nominee's biography below contains additional information regarding his or her experiences, qualifications, and skills.

The number of shares of common stock, share units, and share equivalents beneficially owned by each nominee for director is listed under the heading ''Security Ownership of Directors and Management'' on page 64.

DIRECTOR NOMINEES

The following pages present information regarding each director nominee, including information about each nominee's professional experience, areas of expertise, educational background, and qualifications that led the Board to nominate him or her for election. The following also includes information about all public company directorships each nominee currently holds.

Angela N. Archon



Director Since: 2016
Age: 59
Committee Memberships:
Audit; Governance and Nominating

Professional Experience: Ms. Archon served as Vice President, Operations, in the Watson Health business unit of International Business Machines Corporation ("IBM"), a provider of business and information technology products and services, from October 2016 until her retirement from IBM in March 2018. Prior to serving as Vice President, Operations, Ms. Archon served as Vice President, Transformation and Chief Operating Officer with IBM Watson Health from February 2015 to October 2016. Previously, Ms. Archon served as Vice President, Corporate Strategy from May 2013 to February 2015, and Vice President of Worldwide Client Care, Systems & Technology Group, from August 2010 to May 2013. She also served in a variety of other executive roles with IBM, including Vice President of Intellectual Property Licensing and Business Development, Systems & Technology Group; Director of Global Sourcing Procurement – Enterprise Services; and Director of Global Services Procurement – Strategy, Operations & Alliances.

Education: Ms. Archon holds two degrees from the University of Texas at Austin, a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Systems Engineering.

Other Boards and Appointments: Ms. Archon serves on the Chemical Engineering Advisory Board at the University of Texas at Austin.

Director Qualifications: Ms. Archon brings to the Board strong management, operating, engineering, and leadership skills developed throughout her business career at IBM, as well as her significant experience with technology, strategy development, driving change and innovation, and business transformation.

Paul J. Brown



Director Since: 2011
Age: 52
Committee Memberships:
Governance and Nominating (Chair)

Professional Experience: Mr. Brown has served as the Chief Executive Officer of Inspire Brands, Inc., a privately held multi-brand restaurant company whose portfolio includes more than 8,400 Arby's, Buffalo Wild Wings, SONIC Drive-In, and Rusty Taco locations worldwide, since February 2018. Prior to his current position, he served as the Chief Executive Officer of Arby's Restaurant Group, Inc. (a privately held company) from May 2013 until February 2018. He served as President, Brands and Commercial Services for Hilton Worldwide, a global hospitality company, from 2008 to April 2013. Prior to that, he was with Expedia Inc., for four years, most recently serving as President, Expedia North America and Expedia Inc. Partner Services Group. From 2001 through 2005, Mr. Brown was a Partner with McKinsey & Co. in their London and Atlanta offices. Earlier in his career, he was Senior Vice President of Brand Services for Intercontinental Hotels Group, a Manager with the Boston Consulting Group, Inc., and a Senior Consultant with Andersen Consulting.

Education: Mr. Brown received a Bachelors degree in Management from the Georgia Institute of Technology and a Masters of Business Administration degree from the Kellogg School of Management, Northwestern University.

Other Boards and Appointments: Mr. Brown is a member of the board of directors of J. C. Penney Company, Inc., a publicly held department store chain, and FOCUS Brands, Inc., a privately held restaurant company. Mr. Brown previously served on the board of Lindblad Expedition Holdings, Inc. from July 2015 until October 2017. He also serves on the boards of Children's Healthcare of Atlanta, the Georgia Tech Foundation, Brand USA, and the Atlanta Police Foundation.

Director Qualifications: Mr. Brown brings to the Board significant executive leadership, operations, financial management, e-commerce, brand management, and enterprise risk management experience.

Robert A. Gerard



Director Since: 2007
Age: 74
Committee Memberships:
Finance (Chair); Governance and Nominating

Professional Experience: Mr. Gerard is the General Partner and investment manager of GFP, L.P., a private investment partnership. From 2004 to 2011, Mr. Gerard was Chairman of the Management Committee and Chief Executive Officer of Royal Street Communications, LLC, a licensee, developer, and operator of telecommunications networks in Los Angeles and Central Florida. From 1977 until his retirement in 1991, Mr. Gerard held senior executive positions with investment banking firms Morgan Stanley & Co., Dillon Read & Co., and Bear Stearns. From 1974 to 1977, Mr. Gerard served in the United States Department of the Treasury, completing his service as Assistant Secretary for Capital Markets and Debt Management.

Education: Mr. Gerard is a graduate of Harvard College and holds a Masters of Arts degree and a Juris Doctor degree from Columbia University.

Other Boards and Appointments: Mr. Gerard served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Chair of the Executive Compensation Committee and was a member of the Committee on Directors and Corporate Governance.

Director Qualifications: Mr. Gerard brings to the Board extensive experience in the financial services industry and many years of business experience in senior management and finance, as well as experience serving on the boards of other public companies.

Richard A. Johnson



Director Since: 2015
Age: 61
Committee Memberships:
Audit; Compensation

Professional Experience: Mr. Johnson has served as the Chief Executive Officer and President of Foot Locker, Inc., a leading publicly held global athletic footwear and apparel retailer, since December 1, 2014, and was elected Chairman of the Board in May 2016. Prior to becoming Chief Executive Officer and President, he served in a variety of other roles with Foot Locker, Inc. including Executive Vice President and Chief Operating Officer, Executive Vice President/Group President - Retail Stores, Chief Executive Officer and President of Foot Locker U. S./Lady Foot Locker/Kids Foot Locker/Footaction, Chief Executive Officer and President at Foot Locker Europe B.V., Foot Locker's European headquarters in the Netherlands, President and Chief Executive Officer of Footlocker.com/Eastbay, and prior to that, held various executive positions at Eastbay, Inc. From 1990 to 1993, Mr. Johnson was a transportation economics manager at Graebel Van Lines, Inc. Earlier in his career, he worked for Electronic Data Systems, an IT services company, as a systems engineer.

Education: Mr. Johnson received a Bachelor of Arts degree in Business Administration and Accountancy from the University of Wisconsin, Eau Claire.

Other Boards and Appointments: Mr. Johnson has served as director and member of the Executive Committee of Foot Locker, Inc. since 2014, and was elected Chairman of the Board in May 2016. During 2013, he served as a director of Maidenform Brands, Inc. Mr. Johnson also serves on the board of directors of the Retail Industry Leaders Association and The Footwear Distributors and Retailers of America.

Director Qualifications: Mr. Johnson brings to the Board extensive knowledge of brick and mortar and digital/dot.com retail operations, as well as significant leadership, operations, financial management, and enterprise risk management experience.

Jeffrey J. Jones II,
President and Chief
Executive Officer



Director Since: 2017
Age: 51
Committee Memberships:
Finance

Professional Experience: Mr. Jones has served as President and Chief Executive Officer of the Company since October 2017, and, prior to serving as President and Chief Executive Officer, was President and Chief Executive Officer-Designate beginning August 2017. Before that, Mr. Jones served as President, Ride Sharing at Uber Technologies Inc., an on-demand car service company, from September 2016 until March 2017 and Executive Vice President and Chief Marketing Officer at Target Corporation, a retail sales company, from April 2012 to September 2016. Prior to his time at Target Corporation, Mr. Jones was Partner and President of McKinney Ventures LLC, an advertising agency, from March 2006 to March 2012.

Education: Mr. Jones holds a Bachelor of Arts degree in Communications from the University of Dayton.

Other Boards and Appointments: Mr. Jones is also a director of Advance Auto Parts, Inc., a publicly held auto parts retailer.

Director Qualifications: Mr. Jones brings to the Board intimate knowledge of the Company's daily operations as the Company's President and Chief Executive Officer, an extensive background in marketing and the retail industry, and significant experience as a senior executive at various public companies.

David Baker Lewis



Director Since: 2004
Age: 75
Committee Memberships:
Compensation; Governance and Nominating

Professional Experience: Mr. Lewis currently serves as Of Counsel to Lewis & Munday, a Detroit-based legal firm with additional offices in New York City and Washington, D.C. Mr. Lewis is a co-founder of the firm, which was established in 1972, and previously served as the firm's Chairman and CEO.

Education: Mr. Lewis received a Bachelor of Arts degree from Oakland University in Rochester, Michigan, a Masters of Business Administration degree from University of Chicago, and a Juris Doctor degree from University of Michigan School of Law.

Other Boards and Appointments: Mr. Lewis is also a director of STERIS plc, a publicly held provider of infection prevention and other procedural products and services, where he is a member and chairman of the Audit Committee and a member of the Governance and Nominating Committee. He was previously a director of The Kroger Company, Conrail, Inc., LG&E Energy Corp., M.A. Hanna, TRW, Inc., and Comerica, Inc.

Director Qualifications: Mr. Lewis brings to the Board experience from serving on the boards of other public companies, including service as the current or former chair of five public company audit committees (the Company, STERIS plc, The Kroger Company, LG&E Energy Corp., and Conrail, Inc.), expertise derived from his law practice and business background, and knowledge of finance and financial services.

Victoria J. Reich



Director Since: 2011
Age: 61
Committee Memberships:
Audit (Chair); Finance

Professional Experience: Ms. Reich served as the Senior Vice President and Chief Financial Officer of United Stationers Inc. (now known as Essendant, Inc.), a wholesale distributor of business products, from June 2007 until July 2011. Prior to that, Ms. Reich spent ten years with Brunswick Corporation, a manufacturer of sporting and fitness equipment, where she most recently was President of Brunswick European Group from 2003 until 2006. She served as Brunswick's Senior Vice President and Chief Financial Officer from 2000 to 2003 and as Vice President and Controller from 1996 until 2000. Before joining Brunswick, Ms. Reich spent 17 years at General Electric Company where she held various financial management positions.

Education: Ms. Reich holds a Bachelor of Science degree in Applied Mathematics and Economics from Brown University.

Other Boards and Appointments: Ms. Reich is a director of Ecolab Inc., a publicly held provider of water, hygiene, and energy technologies, where she is Chairman of the Audit Committee and a member of the Governance Committee. She is also a director of Ingredion Incorporated, a publicly held ingredient provider, where she is Chairman of the Audit Committee.

Director Qualifications: Ms. Reich brings to the Board extensive financial management experience, operational experience, and executive leadership abilities.

Bruce C. Rohde



Director Since: 2010
Age: 70
Committee Memberships:
Compensation (Chair); Governance and Nominating

Professional Experience: Mr. Rohde served in multiple roles with ConAgra Foods, Inc. (now known as Conagra Brands Inc.), a packaged foods company, beginning in 1984, including General Counsel, President, Vice Chairman, Chairman and Chief Executive Officer, before retiring in 2005 as Chairman and CEO Emeritus. Mr. Rohde currently serves as the Managing Partner of Romar Capital Group, a private investment entity. He holds many court admissions and a certified public accountant certificate.

Education: Mr. Rohde holds two degrees from Creighton University, a Bachelor of Science degree in Business Administration and a Juris Doctor degree, cum laude.

Other Boards and Appointments: Mr. Rohde serves as a Trustee of The Heider College of Business at Creighton University. He retired as Trustee Emeritus of Creighton University on June 30, 2017, after 28 years of service, which included service as the chair of a wide variety of committees, as well as Vice Chairman and Chairman of the Board. Mr. Rohde formerly served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Lead Director and Chair of the Governance and Nominating Committee, as well as a member of the Audit and Executive Compensation Committees. He was previously a director of ConAgra Foods, Inc. and Valmont Industries Inc., both prior to 2007.

Director Qualifications: Mr. Rohde brings to the Board significant senior executive leadership experience from a large public company perspective, including service in multiple executive roles as described above. He also has substantial experience as a board member at several public companies, including service as the chair of a wide variety of board committees, Chairman, Vice Chairman and Lead Director. Over the course of his career, Mr. Rohde's diverse background has given him abundant experience in law, finance, accounting, tax, operational management, mergers, and acquisitions.

Matthew E. Winter



Director Since: 2017
Age: 62
Committee Memberships:
Audit; Compensation

Professional Experience: Mr. Winter served as President, The Allstate Corporation, a publicly held personal lines insurer, from January 2015 until his retirement in February 2018. Prior to serving as President of The Allstate Corporation, he was President, Allstate Personal Lines of Allstate Insurance Company beginning in December 2013 and, prior thereto, he served The Allstate Corporation and Allstate Insurance Company in various executive capacities beginning in 2009. Before joining Allstate, Mr. Winter held numerous senior executive positions at large financial institutions and insurance providers. In addition, he spent more than 12 years on active duty with the United States Army and also practiced law for several years before joining the insurance industry.

Education: Mr. Winter earned his Bachelor of Science from the University of Michigan, his Juris Doctor degree from the Albany Law School of Union University, and a Master of Laws from the University of Virginia School of Law. He is also a graduate of Harvard Business School's Advanced Management Program.

Other Board and Appointments: Mr. Winter is currently on the board of ADT Inc., a publicly held provider of monitored security and interactive home and business automation solutions, and The Winter-Lehman Family Foundation, and he previously served on the boards of the Leukemia and Lymphoma Society, the Houston Food Bank, and both the Connecticut and Houston Opera Companies.

Director Qualifications: Mr. Winter brings to the Board extensive leadership experience developed throughout his career at Allstate and with other large financial institutions and insurance providers, as well as significant operations, consumer products, financial services, and enterprise risk management experience.

Christianna Wood



Director Since: 2008
Age: 59
Committee Memberships:
Audit; Finance

Professional Experience: Ms. Wood is the Chief Executive Officer of Gore Creek Capital Ltd., an investment management consulting company based in Golden, Colorado. Ms. Wood served as the Chief Executive Officer of Capital Z Asset Management, the largest dedicated sponsor of hedge funds, from 2008 through July 2009. Previously, she was the Senior Investment Officer for the Global Equity unit of the California Public Employees' Retirement System (''CalPERS'') for five years. Prior to her service for CalPERS, Ms. Wood served as a Principal of several investment management organizations. She is also a chartered financial analyst and a chartered alternative investment analyst.

Education: Ms. Wood obtained a Bachelor of Arts degree, cum laude, from Vassar College and a Masters of Business Administration degree in Finance from New York University.

Other Boards and Appointments: Ms. Wood is a member of the Vassar College Investment Committee and Trustee Investor Responsibility Committee, and, until June 30, 2018, served on the Vassar College Board of Trustees. Ms. Wood is also a member of the boards of Grange Insurance, a private company, where she chairs the Investment Committee, The Merger Fund, where she chairs the Audit Committee, and is a member of the boards of the Delaware Funds by Macquarie fund complex. She was previously a member of the Public Company Accounting Oversight Board Standard Advisory Group (2006-2008) and the International Auditing and Assurance Standards Board Consultative Advisory Group (2006-2009). Ms. Wood was also a member of the Board of Governors of the International Corporate Governance Network from June 2008 until June 2012, serving as Chairman of the Board from June 2009 until June 2012, and served on the Board of Directors of the International Securities Exchange from 2010 to 2016.

Director Qualifications: Ms. Wood brings to the Board a broad finance and corporate governance background, including experience as a senior investment officer for a large retirement fund and as Chairman of the Board of Governors of the International Corporate Governance Network. She has significant experience in accounting and financial matters. Through her prior service as an investment manager, Ms. Wood has had significant experience in the application of portfolio risk management techniques.

Unless otherwise instructed, the appointed proxies will vote the shares represented by the proxy cards received by them for each of the nominees named above. All nominees have consented to serve if elected. The Board of Directors has no reason to believe that any of the nominees would be unable to accept the office of director if elected. If any of the nominees becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by the shareholder.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE ''FOR'' THE ELECTION OF EACH OF THE TEN NOMINEES FOR DIRECTOR IN THIS PROPOSAL 1.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Board of Directors is responsible for overseeing and providing policy guidance on the Company's business and affairs. The Board reviews significant developments affecting the Company and acts on matters requiring Board approval. During the 2019 fiscal year, the Board of Directors held eight meetings. During the 2019 fiscal year, each of the incumbent directors attended at least 75% of the aggregate total number of meetings of the Board of Directors and Board committees of which he or she was a member. On average, our incumbent directors attended over 99% of the Board of Directors meetings and applicable Board committee meetings held during the 2019 fiscal year.

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Finance Committee. The Company's Corporate Governance Guidelines, Code of Business Ethics and Conduct, the Board of Directors Independence Standards (the ''Independence Standards''), and charters for each of the standing committees may be accessed on the Company's website at www.hrblock.com by clicking the ''Investor Relations'' link and then clicking the ''Corporate Governance'' link under the ''Company'' tab. These documents are also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Set forth below is a description of the primary duties of each of the standing committees of the Board and its members as of the date of this proxy statement.

Audit Committee	

Committee Members
    Ms. Reich (Chair)
    Ms. Archon
    Mr. Johnson
    Mr. Winter
    Ms. Wood
 	
6 meetings in fiscal year 2019
	▪ Approves the appointment of the Company's independent registered public accounting firm
	▪ Evaluates the independence and performance of such firm
	▪ Reviews the scope of the annual audit
	▪ Reviews and evaluates the effectiveness of the Company's internal audit function
	▪ Ensures that the Company has established a system to enforce the H&R Block Code of Business Ethics and Conduct
	▪ Reviews and discusses with management and the independent registered public accounting firm the audited financial statements and accounting principles
	
	See the ''Audit Committee Report'' on page 60. All of the members of the Audit Committee are independent under regulations adopted by the Securities and Exchange Commission (''SEC''), New York Stock Exchange (''NYSE'') listing standards, and the Independence Standards. The Board has determined that each member of the Audit Committee is financially literate under NYSE guidelines and that Mr. Johnson, Ms. Reich, Mr. Winter, and Ms. Wood are each an audit committee financial expert pursuant to the criteria prescribed by the SEC.

Compensation Committee

Committee Members
- Mr. Rohde (Chair)
- Mr. Johnson
- Mr. Lewis
- Mr. Winter

6 meetings in fiscal year 2019

- Reviews and approves the Company's overall executive compensation philosophy, including compensation of the executive officers of the Company and its subsidiaries
- Reviews and formally evaluates the CEO's performance against corporate goals and objectives and approves the CEO's compensation
- Reviews risks related to the Company's compensation policies and practices
- Administers the Company's short-term and long-term incentive compensation plans

See the "Compensation Discussion and Analysis" beginning on page 20. The Compensation Committee may delegate authority to such subcommittees as the Compensation Committee deems appropriate and in the best interests of the Company and its shareholders, to the extent permitted by applicable law and the NYSE listing standards. All of the members of the Compensation Committee are independent under NYSE listing standards and the Independence Standards.

Governance and Nominating Committee

Committee Members
- Mr. Brown (Chair)
- Ms. Archon
- Mr. Gerard
- Mr. Lewis
- Mr. Rohde

4 meetings in fiscal year 2019

- Reviews and oversees corporate governance matters
- Initiates recommendations of nominations for election as a director of the Company
- Evaluates the performance of the Board of Directors
- Recommends the compensation of the non-employee directors of the Company

All of the members of the Governance and Nominating Committee are independent under NYSE listing standards and the Independence Standards.

Finance Committee

Committee Members
- Mr. Gerard (Chair)
- Mr. Jones
- Ms. Reich
- Ms. Wood

3 meetings in fiscal year 2019

- Provides advice to management and the Board of Directors concerning:
  - Financial structure of the Company
  - Share repurchases, dividends, and other capital allocation decisions
  - Funding of operations of the Company and its subsidiaries
  - Investment of Company funds
  - Reviewing and making recommendations to the Board regarding capital allocation and proposed acquisitions, dispositions, mergers, joint ventures, investments, and similar transactions

DIRECTOR COMPENSATION

The Board considers and determines non-employee director compensation each year, taking into account recommendations from the Governance and Nominating Committee. The Governance and Nominating Committee formulates its recommendation based on its review of director compensation practices at a specific group of peer companies, based on publicly disclosed information (more discussion of our process for determining our peer group of companies can be found beginning on page 43). Management, in consultation with the Compensation Committee's independent compensation consultant, assists the Governance and Nominating Committee in its review by accumulating and summarizing market data pertaining to director compensation levels and practices at our peer group of companies, reviewing external survey sources, and conducting its own custom research.

The following chart describes the compensation elements for our non-employee directors in effect for fiscal year 2019:

Compensation Element	Amount (annual except for meeting fees)
Annual Cash Retainer[1]	$70,000
Annual Equity Retainer[2]	$150,000 (payable in deferred stock units ("DSUs"))
Non-Executive Chairman of the Board Retainer[2]	$200,000 (payable in DSUs)
Chair Retainer – Audit Committee[1]	$20,000
Chair Retainer – All Other Committees[1][3]	$15,000
Board Meeting Fee[4]	$2,000 per meeting
Committee Meeting Fee[5]	$1,500 per meeting

[1] Paid in quarterly installments.

[2] Equity grants are generally made immediately following election of directors at the Annual Meeting.

[3] Due to his position as non-executive Chairman of the Board, Mr. Gerard has waived his eligibility for the Chair retainer related to his service as Chair of the Finance Committee.

[4] Subject to a maximum of ten Board meetings per year.

[5] Subject to a maximum of ten committee meetings per year per committee.

In addition, in consideration of emerging corporate governance best practices, in our fiscal year 2018 the Governance and Nominating Committee recommended, and our Board approved, a limit of $750,000 on the amount of equity and cash compensation that can be paid to a non-employee director of the Company in a calendar year. The limit does not apply to incremental compensation paid to a director solely in his or her capacity as non-executive Chairman of the Board, provided that such non-executive Chairman does not participate in the decision to award such additional compensation. The non-employee director compensation limit is set forth in the H&R Block, Inc. 2018 Long Term Incentive Plan (the "2018 Plan"), which was approved by our shareholders at the 2017 annual meeting. In setting the non-employee director compensation limit, the Governance and Nominating Committee and the Board reviewed survey data provided by the Compensation Committee's independent compensation consultant.

In fiscal year 2019, DSUs were granted to non-employee directors under the 2018 Plan. The number of DSUs credited to a non-employee director's account pursuant to an award under the 2018 Plan is determined by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading days ending on the date the DSUs are granted. The current market value per share generally is the closing sales price of a share of our common stock as reported on the NYSE.

DSU awards are fully vested on the grant date and are not subject to forfeiture. Vested DSUs are held in a deferred compensation account and become payable to each non-employee director, in shares of common stock, on the six-month anniversary date of termination of service as a director. However, if a non-employee director dies prior to the payment in full of all amounts due such non-employee director, the balance of the non-employee director's DSU account becomes payable to the non-employee director's beneficiary, in shares of common stock, within ninety days following the non-employee director's death. There are no dividends paid on outstanding DSUs prior to the DSUs becoming payable, but dividend equivalents on the number of outstanding DSUs accumulate. When the DSUs become payable, in addition to receiving the applicable number of shares of common stock, the director will receive additional shares of common stock equal in value to the total dividends that would have been paid on such shares.

On September 13, 2018, DSUs approximately equal in value to $150,000 were granted to each of the Company's incumbent non-employee directors for the one-year period of service on the Board beginning September 13, 2018. In addition, DSUs approximately equal in value to $200,000 were granted to Mr. Gerard for serving as the non-executive Chairman of the Board for the one-year period beginning September 13, 2018.

The Company provides to its non-employee directors free business travel insurance in connection with Company-related travel and, consistent with the benefit provided to our full-time employees, the opportunity to use our tax preparation services for no charge. In addition, the H&R Block Foundation will match gifts by non-employee directors to any qualified not-for-profit organization on a dollar-for-dollar basis up to an annual aggregate limit of $5,000 per director per calendar year.

The Board has adopted stock ownership guidelines regarding stock ownership by non-employee directors. The non-employee director ownership guidelines require non-employee directors to own a level of qualifying equity securities with an aggregate value of at least five times the annual cash retainer paid to them. Our stock ownership guidelines provide that, until a non-employee director satisfies the applicable holding requirement, he or she is required to retain any covered shares (which include shares owned directly or indirectly by such non-employee director, the after-tax value of vested stock option awards, if any, and share equivalents the non-employee director holds in the Company's benefit plans) owned as of the date on which he or she becomes subject to the guidelines or acquired thereafter. In addition, Board members are subject to our Insider Trading Policy which, among other things, prohibits our employees and directors from engaging in hedging and pledging transactions related to Company securities, as described in more detail on page 46 below.

DIRECTOR COMPENSATION TABLE

The following table sets forth total director compensation for non-employee directors for fiscal year 2019.

Current Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Angela N. Archon	108,500	142,874	—	—	251,374
Paul J. Brown	114,500	142,874	—	10,000	267,374
Robert A. Gerard	104,000	333,339	—	3,500	440,839
Richard A. Johnson	109,500	142,874	—	5,000	257,374
David Baker Lewis	108,500	142,874	—	5,000	256,374
Victoria J. Reich	125,500	142,874	—	3,000	271,374
Bruce C. Rohde	123,500	142,874	—	5,000	271,374
Matthew E. Winter	109,833	142,874	—	5,000	257,707
Christianna Wood	107,000	142,874	—	5,000	254,874
Former Director					
Tom D. Seip[6]	40,000	—	—	—	40,000

[1] This column includes, as applicable, the annual cash retainer, meeting fees for each Board and committee meeting attended, and committee retainers earned or paid for services as a director during fiscal year 2019.

[2] The dollar amounts represent the grant date fair value under FASB Accounting Standards Codification Topic 718 "Stock Compensation" ("ASC 718") for DSUs awarded during fiscal year 2019 to the non-employee director. These DSU awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until six months following the date the director ends his or her service on the Board (or within ninety days of death, if earlier). The grant date fair value of an award is computed in accordance with ASC 718 utilizing assumptions discussed in Note 9: "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2019, as filed with the SEC. As of April 30, 2019, the following DSUs were outstanding: Ms. Archon – 22,421; Mr. Brown – 55,718; Mr. Gerard – 163,019; Mr. Johnson – 23,648; Mr. Lewis – 87,434; Ms. Reich – 55,718; Mr. Rohde – 69,980; Mr. Seip – 0; Mr. Winter – 11,240; and Ms. Wood – 82,300. Mr. Seip's DSUs were distributed six months following the date he ended service on the Board.

[3] The DSU award value approved by the Board of Directors for fiscal year 2019 was converted into the number of DSUs by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading days ending on the date the DSUs were granted to the non-employee director. The current market value per share generally is the closing sales price of a share of our common stock as reported on the NYSE. However, the grant date fair value of an award computed in accordance with ASC 718 does not utilize such an average. As such, the value approved by the Board for fiscal year 2019 differs from the value reported in this column.

[4] No stock options to purchase the Company's common stock were granted to individuals while serving as non-employee directors during fiscal year 2019. As of April 30, 2019, no non-employee director had any stock options outstanding.

[5] This column represents the H&R Block Foundation matching amount on contributions to 501(c)(3) organizations on a calendar year basis. The amount includes matching contributions that occurred in the 2018 calendar year and in the 2019 calendar year (all of which were paid within fiscal year 2019); therefore, the amount reported in this column may exceed $5,000.

[6] Mr. Seip did not stand for re-election at the Company's annual meeting of shareholders held on September 13, 2018, and therefore ceased to be a director of the Company as of that date.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors operates under Corporate Governance Guidelines (the ''Governance Guidelines'') to assist the Board in exercising its responsibilities. The Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision-making both at the Board level and the management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines also ensure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The Governance Guidelines are not intended to be a static statement of the Company's policies, principles, and guidelines, but are subject to regular assessment and refinement as the Board may determine advisable or necessary in line with the best interests of the Company and our shareholders.

Pursuant to the Governance Guidelines, the Board evaluates its performance on an annual basis through an evaluation process administered by the Governance and Nominating Committee. To protect the directors' anonymity and the integrity of the process, the evaluations are conducted in separate interviews by an independent third party who compiles the responses into a report for the Governance and Nominating Committee. In addition to Board performance, the annual interview includes questions regarding the performance of the individual Board members and the committees of the Board. Results of all evaluations are discussed at appropriate Committee meetings and with the full Board.

Director Service on Other Boards

The Governance Guidelines provide that directors should not serve on more than three other boards of public companies in addition to the Company's Board. Furthermore, before serving on the board of another public company, directors are required to give prior notice to the Board. The Chief Executive Officer of the Company is not permitted to serve on more than one other board of a public company in addition to the Company's Board and must obtain Board approval prior to serving on the board of any public company. Currently, all director nominees are in compliance with these guidelines.

Mandatory Director Resignation Policies

The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on their election and represented in person or by proxy shall promptly tender his or her irrevocable resignation from the Board to the Company's Board, subject only to the condition that it is accepted by the Board. The Governance and Nominating Committee will make a recommendation to the Board as to whether to accept or reject the resignation. The Board will then act on the tendered resignation, taking into account the recommendation of the Governance and Nominating Committee, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within ninety days from the date of the certification of the election results. The Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation is not permitted to participate in the proceedings of the Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. If the Board accepts a director's resignation, or if a non-incumbent nominee for director is not elected, then the Board may fill the vacant position or decrease the size of the Board in accordance with the Company's Bylaws.

In addition, the Governance Guidelines provide that any director whose principal employment or major responsibilities materially change shall tender his or her resignation from the Board for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee will then make a recommendation to the Board as to whether to accept or reject the resignation. The Board will then act on the tendered resignation, taking into account the recommendation of the Governance and Nominating Committee.

To be eligible to be a nominee for election as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by these director resignation requirements.

Independent Chairman

The Company's Articles and the Governance Guidelines require that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. As Chairman, Mr. Gerard leads all meetings of the Board, including executive sessions of the non-employee directors held at each regular meeting of the Board.

A Substantial Majority of the Board is Independent

As further described in the Governance Guidelines, the Board believes that a substantial majority of the Board should consist of directors who are independent under NYSE listing standards. As described below, nine of the Board's ten directors are independent directors within the meaning of the NYSE listing standards and Independence Standards. Mr. Jones is not an independent director under the NYSE listing standards or Independence Standards due to his position as our President and Chief Executive Officer. Assuming all ten director nominees are elected at the Annual Meeting, all of the directors, other than Mr. Jones, will be independent directors within the meaning of the NYSE listing standards and Independence Standards.

NYSE listing standards provide that a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The listing standards permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted the Independence Standards to assist the Board in determining whether a director has a material relationship with the Company.

Evaluation of Director Independence

In June 2019, the Board conducted an evaluation of director independence regarding the current directors and nominees for director based on the NYSE listing standards and Independence Standards. In addition, the Board also conducted an evaluation of the independence of each of the members of the Audit, Compensation, and Governance and Nominating Committees in accordance with the requirements of the NYSE listing standards. In connection with this evaluation, the Board considered the responses provided by the directors in their annual director questionnaires and reviewed commercial, charitable, consulting, familial, and other relationships between each director or immediate family member and the Company, its subsidiaries, and their employees. As a result of its evaluation, the Board affirmatively determined that Messrs. Brown, Gerard, Johnson, Lewis, Rohde, and Winter and Mses. Archon, Reich, and Wood are independent. In addition, the Board affirmatively determined that each member of the Audit, Compensation, and Governance and Nominating Committees is independent.

Code of Ethics

All directors, officers, and employees of the Company must act ethically and in accordance with the policies set forth in the H&R Block Code of Business Ethics and Conduct (the ''Code''). The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with domestic and foreign laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. In support of the Code, we have established a number of channels for reporting potential ethics violations or similar concerns or for guidance on ethics matters, such as via email, telephone, or in-person communications. All individuals have the ability to report concerns or discuss ethics-related matters anonymously. The Audit Committee has also established procedures for the receipt, retention, and treatment of reports received by us regarding accounting, internal accounting controls, or audit matters, including reports made to the Corporate Secretary by phone at (816) 854-4288 or by email to corporatesecretary@hrblock.com. The Code is overseen by the Company's Chief Ethics Officer, who is appointed by the Audit Committee. To help ensure the Audit Committee's effective oversight of our ethics and compliance program, the Audit Committee regularly receives reports from the Chief Ethics Officer and reviews matters related to the Company's ethics and compliance program. The Company will post any amendments to or waivers of the Code, to the extent applicable to any of the Company's executive officers or directors as required under applicable rules, on our website.

The Code can be accessed on the Company's website at www.hrblock.com by clicking the ''Investor Relations'' link and then clicking the ''Corporate Governance'' link under the ''Company'' tab. The Code is also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Succession Planning

The Board recognizes the importance of effective executive leadership to the Company's success. The Company's Board is actively engaged and involved in succession planning. The Board discusses the talent pipeline for specific critical roles, and high-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including economic environment, diversity, recruiting, and development programs.

BOARD LEADERSHIP STRUCTURE AND ACCOUNTABILITY

The Company's Articles, Bylaws, and the Governance Guidelines require that the Chairman of the Board (i) be an independent director pursuant to NYSE listing standards, (ii) not simultaneously be Chief Executive Officer or President of the Company, and (iii) not have previously served as an executive officer of the Company. As such, the Board is led by an independent Chairman, currently Mr. Gerard, who has also been designated as the Board's Senior Independent Director.

We believe that our current Board structure creates a positive balance in leadership and accountability, as the functions of Chief Executive Officer and Board Chairman are significantly different. In addition to balancing responsibilities, we believe that our current structure enhances the accountability of the Chief Executive Officer to the Board and strengthens the Board's independence from management. Separating the roles of Board Chairman and Chief Executive Officer also allows the Chief Executive Officer to focus his or her efforts on running our business and managing the Company in the best interests of our shareholders. At the same time, our non-executive Chairman handles the separate responsibilities of Board and committee scheduling, Board agendas, and other Board organizational tasks, as well as leading the Board in discussions concerning CEO employment and performance evaluation and speaking on behalf of the Board and the Company regarding corporate governance- and investor relations-related issues.

COMMUNICATIONS WITH THE BOARD

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors, or an individual Board member concerning the Company may do so by writing to the Board, to the non-employee directors, or to the particular Board member, and mailing the correspondence to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105 or by emailing the correspondence to corporatesecretary@hrblock.com. Please indicate on the envelope whether the communication is from a shareholder or other interested party. The Board has instructed the Corporate Secretary and other relevant members of management to examine incoming communications and forward to the Board or individual directors as appropriate, communication he or she deems relevant to the Board's roles and responsibilities. The Board has requested that certain types of communications not be forwarded, and redirected if appropriate, such as: spam, business solicitations or advertisements, resumes or employment inquiries, service complaints or inquiries, surveys, or any threatening or hostile materials. In addition, our non-executive Chairman and other Board members have made and may in the future make themselves available for consultation and direct communication with significant shareholders.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Although the Company has no specific policy regarding director attendance at the Company's annual meeting of shareholders, all directors are encouraged to attend. All of the Company's current directors attended last year's annual meeting.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board has oversight responsibility for managing risk, directly and through its various Committees, and management is responsible for the Company's day-to-day enterprise risk management activities. The Company has an Enterprise Risk Management department and a management Enterprise Risk Committee to support senior management in fulfilling its day-to-day enterprise risk management responsibilities and to support the Board in fulfilling its oversight responsibility for risk management. The Company's Vice President and Treasurer oversees the activities of the Enterprise Risk Committee, which is made up of key members of the Company's management. The Company's Enterprise Risk Management department, working in coordination with the management Enterprise Risk Committee assists the Board in its oversight of enterprise risk management by creating and facilitating a process to identify, prioritize, monitor, and report on risks and mitigation strategies, overseeing regular reporting of risks to the Board and its committees, identifying additional risk mitigation strategies as appropriate, and monitoring emerging risks.

In fulfilling its oversight role, the Board generally focuses on the adequacy of the Company's risk management and mitigation processes. The Board works with the Company's Chief Executive Officer, Chief Financial Officer, General Counsel, and Vice President and Treasurer to determine the Company's risk tolerance, and works to ensure that management identifies, evaluates, and properly manages the overall risk profile of the Company.

In addition to the discussion of risk at the Board of Directors level, the Board's standing committees also focus on risk exposure as part of their ongoing responsibilities:

Committee of the Board	Areas of Risk Oversight	Additional Information
Audit Committee	Responsible for the oversight of policies and processes pertaining to the Company's enterprise risk management program and specifically considers risks and controls relating to, among other things, data and cyber security and the Company's financial statements and financial reporting processes.	The Company's Audit Services department assists the Audit Committee and the Board in their oversight of enterprise risk management by ensuring that key risks are included in the audit plan, providing objective assurance to the Board on the effectiveness of risk management processes, and reviewing the management of key risks.
Compensation Committee	Responsible for reviewing the Company's compensation policies and practices (including enterprise risks and compensation design risks) and the relationship among the Company's risk management policies and practices, corporate strategy, and compensation policies and practices.	The Compensation Committee conducts an annual risk assessment related to the Company's compensation programs. For more information, see the discussion beginning on page 48 regarding the Company's compensation policies and practices.
Governance and Nominating Committee	Responsible for reviewing the Company's corporate governance policies and practices and making recommendations to the Board that take into account the management of governance-related risk.	In addition, the Governance and Nominating Committee's primary involvement in the director nomination and Board self-evaluation processes assists the Board in reviewing and mitigating risks related to the governance of our Board.
Finance Committee	Responsible for reviewing and approving plans and strategies with respect to financing transactions, acquisitions and dispositions, and other transactions involving financial risks.	The Finance Committee reviews the Company's earnings and free cash flow, its sources and uses of liquidity, compliance with financial covenants, and uses of the Company's cash.

Each of the committee chairs regularly reports to the full Board concerning the activities of the applicable committee, the significant issues it has discussed, and the actions taken by that committee.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for our named executive officers ("named executive officers" or "NEOs"), whose compensation is set forth in the Summary Compensation Table and other compensation tables contained in this proxy statement. For our 2019 fiscal year, which ended April 30, 2019, our NEOs included the following individuals:

Officers	Title
Jeffrey J. Jones II	President and Chief Executive Officer
Tony G. Bowen	Chief Financial Officer
Thomas A. Gerke	General Counsel and Chief Administrative Officer
Karen A. Orosco	Senior Vice President, U.S. Retail
Kellie J. Logerwell	Vice President and Chief Accounting Officer

In addition, we provide an overview of our executive compensation philosophy and the elements of our executive compensation program. We also explain how and why the Compensation Committee arrives at specific compensation policies and practices involving our NEOs.

EXECUTIVE SUMMARY

New Strategic Framework

Commencing in fiscal year 2019, we adopted a new multi-year enterprise growth strategy designed to guide us toward long-term sustainable growth (see additional details about this new enterprise strategy beginning on page 1). During fiscal year 2018, we objectively examined every aspect of our business and the consumer trends driving our future plans. We inventoried our strategic assets—both tangible and intangible—and reviewed nearly two decades of operational and financial results to gain insight into past challenges and opportunities.

This exercise affirmed that H&R Block is a trusted brand and also identified opportunities to improve, most notably in new client growth. We exited fiscal year 2018 with a large client base and two straight years of improved results in both our Assisted and DIY businesses. Our client retention was strong, but new client growth was suboptimal and this led us to revise our pricing structure, including introducing upfront, transparent pricing for all clients and targeted price reductions for certain of our Assisted clients. These revisions were intended to improve the value proposition in our Assisted business and address challenges and opportunities that arose in our business as a result of the Tax Cuts and Jobs Act of 2017 (the "Tax Legislation"). As a part of our new enterprise strategy, we also announced strategic investments in technology, operations, and our office footprint optimization. Due to these investments, during our June 2018 earnings call we announced that we expected fiscal year 2019 revenues and margins to decrease, and publicly provided to our investors a financial outlook reflecting those expectations. More information about the 2019 financial outlook can be found in the June 2018 earnings call materials available on the Company's website at www.hrblock.com by clicking the "Investor Relations" link and then clicking the "Webcasts and Presentations" link under the "Financial Info" tab.

In support of the new enterprise strategy, the Compensation Committee set target metrics for fiscal year 2019 short-term incentive ("STI") and long-term incentive ("LTI") compensation that aligned with both the operating plan approved by the full Board and the outlook provided to investors. In recognition that these targets were set below the prior year actual results due to the substantial investments described above, the Compensation Committee made several changes to the core design of the variable incentive plans to ensure a shareholder-friendly outcome and protect against possible misperception of a management windfall if the target goals were exceeded. Specifically, the Compensation Committee (i) reduced the cap on the STI payout from 200% to 150% of target and provided that any payout achieved over target would be delivered in restricted share units, and (ii) reduced the cap on the portion of performance share unit performance attributable to fiscal year 2019 from 200% to 150% of target. The Compensation Committee believes that the target goals appropriately incentivized our executives to meet and exceed the Board-approved fiscal year 2019 operating plan and execute on our evolving enterprise strategy, thereby ensuring alignment between management payouts and investor expectations. The Compensation Committee also believes that the changes to both the STI and performance share unit plans, which reduced maximum payouts to below-market levels, reflected an appropriate revision during a year in which all parties – investors and management – made important investments in our Company's future.

In our meetings with shareholders, we explained in detail our previously disclosed new enterprise strategy, its projected impact on fiscal year 2019 financial results, and the steps proposed by the Compensation Committee with respect to the 2019 STI and LTI plans, as described immediately above. Shareholders were supportive of the Company's new strategy, acknowledging the lower financial expectations and STI targets and appreciating the limitations placed on potential fiscal year 2019 payouts to support it.

Fiscal year 2019 represented the first year in our multi-year efforts to execute our new enterprise strategy, and we delivered the high end of our revenue and margin outlook. This led to total shareholder return (''TSR'') for the 12 months ending June 30, 2019 of 33.7%, which was in the top 15% of the S&P 500 index,[1] and a substantial improvement in share price during that period.

Fiscal year 2020 represents the second year of implementing our new enterprise strategy and we are focused on continuing the progress made in fiscal year 2019. In June 2019, the Compensation Committee set the performance goals in our variable incentive plans for our executive officers for fiscal year 2020. The target performance goals are consistent with the Company's Board-approved fiscal year 2020 operating plan and fiscal year 2020 external financial outlook publicly provided to investors during our June 2019 earnings call. To ensure continuous improvement and maintain the positive momentum we developed in fiscal year 2019, all target goals exceed fiscal year 2019 actual results after adjustment for the recently announced acquisition of Wave.

Our Engagement with Shareholders

We have followed a consistent approach to the design of our executive compensation program for many years. The results of our annual shareholder advisory votes on executive compensation (commonly known as the ''say-on-pay'' vote) before 2018 demonstrated strong shareholder support for our program, with support in excess of 95% each year from 2013 to 2017. At our 2018 annual meeting, however, approximately 61% of votes were cast in favor of our say-on-pay proposal. As discussed at pages 3 to 4 above, in response to the lower level of support for our say-on-pay vote at our 2018 annual meeting, at the request of the Board and the Compensation Committee, the Chairman of the Board led an extensive shareholder outreach initiative during fiscal year 2019 and early fiscal year 2020.

This outreach initiative was designed to assist our Board and Compensation Committee in fully understanding the perspectives of our shareholders, including those that did not support our say-on-pay vote in 2018, with respect to our executive compensation program. We also consulted the publicly-available policies of our major shareholders to better understand their views on executive compensation. This effort supplemented the ongoing communications between our management and shareholders, as well as contact with shareholders prior to our 2018 annual meeting, through various engagement channels including in-person or telephonic meetings. These meetings provided the Compensation Committee and the Board with valuable insights into our shareholders' perspectives on our executive compensation program and potential improvements to the program, as described below.

During this engagement:

- We reached out to our top 50 shareholders that collectively owned about 80% of our shares outstanding;

- Our Chairman, along with our Chief Financial Officer and/or General Counsel and Chief Administrative Officer, held at least one in-person or telephonic meeting with representatives of 13 shareholders that collectively owned over 50% of our shares outstanding, including each of our top five shareholders that collectively owned about 35% of shares outstanding;

- An additional five shareholders that collectively owned approximately 6% of our shares outstanding elected to engage with us via correspondence, indicating that no meeting was necessary at this time; and

- Two shareholders that collectively owned approximately 2% of our shares outstanding declined our engagement requests.

---

[1] TSR has been calculated by the Company using publicly available information, by dividing (i) the sum of the amount of a company's dividends for the period (on a cumulative reinvested basis) and the share price of the company at the end of the period minus the share price at the beginning of the period by (ii) the share price at the beginning of the period. TSR for the S&P 500 index was calculated using only the companies that were in the S&P 500 index at both the beginning and end of the period.

We also supplemented our shareholder engagement process by proactively engaging with the two largest proxy advisory firms for additional perspective and clarity on matters they highlighted in their reports to shareholders in connection with our 2018 annual meeting. The results of our conversations with shareholders who participated in our outreach initiative and the proxy advisory firms were summarized for, presented to, and discussed in detail with the Board on multiple occasions during the engagement process.

Below is a summary of the processes and actions we have taken to address shareholder feedback received in fiscal year 2019 and early fiscal year 2020 and the 2018 say-on-pay vote result. Note that the executive compensation program for fiscal year 2019 was set in June 2018, prior to the say-on-pay vote at our 2018 annual meeting and the above-described shareholder outreach initiative, and thus the outreach was conducted, and the design process was completed, as we developed and approved the fiscal year 2020 program.

Step	Action	Design Process Activities Completed and Ongoing
1	Input on Fiscal Years 2018 and 2019	▪ Reviewed 2018 say-on-pay vote result, as well as proxy advisor research reports ▪ Outreach to our top 50 shareholders that collectively owned about 80% of our shares outstanding ▪ Directly engaged with shareholders that collectively owned over 56% of our shares outstanding, with discussions led by our independent Chairman ▪ Continued regular, ongoing shareholder engagement regarding Company strategy and financial results led by our investor relations group and involving our Chief Executive Officer and Chief Financial Officer ▪ Assessed compensation structure and performance goals against business plan, as well as alignment with new enterprise strategy and financial outlook provided to investors
2	Design for Fiscal Year 2020	▪ Conducted strategy and planning sessions with the Compensation Committee Chair and independent compensation consultant to review feedback and identify key areas to address ▪ Results of shareholder feedback summarized and shared with the Board ▪ Discussed the shareholder engagement and design considerations with the Board and Compensation Committee during meetings occurring throughout the 2019 fiscal year
3	Confirm for Fiscal Year 2020	▪ Engaged with the two largest proxy advisory firms for additional perspective and clarity on matters they highlighted in their reports to shareholders in connection with our 2018 annual meeting ▪ Sought ongoing investor feedback on executive compensation through regular investor relations meetings
4	Finalize for Fiscal Year 2020	▪ Finalized fiscal year 2020 executive compensation program with the Compensation Committee, after consideration of feedback from shareholder outreach ▪ Incorporated a discussion of the shareholder outreach process and results into our disclosures for this 2019 proxy statement ▪ Enhanced disclosures in this 2019 proxy statement to provide additional transparency regarding our program and its performance-based nature, further describe the Compensation Committee's decision-making process

What We Heard in Our Engagement and How We Responded

We received a range of different perspectives on our executive compensation program from shareholders during our shareholder outreach initiative, all of which were considered by the Compensation Committee.

We received positive feedback from investors about the overall annual executive compensation program and support for our management team, consistent with the support in excess of 95% for our say-on-pay proposal in each year from 2013 to 2017. Therefore, the Compensation Committee retained the overall structure of our annual incentive compensation program for fiscal year 2020, which is largely performance based, as described in more detail on pages 29 to 42 below.

In this engagement, we also shared with our shareholders that short-term incentive plan targets for fiscal year 2019 were set at levels lower than the prior year, given our stated expectations for lower financial results due to investments in our new enterprise strategy. Our shareholders generally expressed support for the Company's new enterprise strategy, acknowledging the lower financial expectations contained in our 2019 financial outlook and appreciating the changes made to the executive compensation program in fiscal year 2019 to support it.

As reflected in the say-on-pay results, some shareholders expressed concern regarding the lack of performance conditions in the one-time inducement awards provided to Mr. Jones in fiscal year 2018 in connection with his hiring as CEO. We understand this one-time, isolated issue was the primary factor that led to the decreased level of support. The inducement awards as the primary factor was not unexpected given that we did not make material changes to the ongoing executive compensation program that had been overwhelmingly supported by our shareholders in recent years. We also received feedback requesting additional transparency on certain aspects of our executive compensation program and other proxy statement disclosures. As a result of this feedback, we have made the updates described below.

What We Heard	How We Responded
Shareholders told us that a larger portion of our CEO's one-time, sign-on compensation should have been based on pre-determined performance metrics in order to ensure alignment with shareholder interests.	▪ The Compensation Committee determined that future executive officer sign-on awards will be substantially performance-based, absent unusual circumstances, such as granting a sign-on award to a newly-hired executive to replace awards forfeited by the executive at a prior employer in connection with accepting employment with the Company. ▪ No new sign-on awards were made to named executive officers in fiscal year 2019.
We communicated that certain annual metric targets for fiscal year 2019 were set at levels lower than the prior year, consistent with our new enterprise strategy and 2019 financial outlook. Shareholders agreed that these actions were appropriate given the new enterprise strategy, but said we should continue to ensure that metrics and targets are appropriate for the business going forward.	▪ The Compensation Committee will continue to evaluate the appropriateness of targets each year, taking into consideration the feedback from shareholders and the progress of the new enterprise growth strategy. ▪ Pursuant to the limitations on fiscal year 2019 short-term incentive compensation approved by the Compensation Committee as discussed beginning on page 32 below, fiscal year 2019 payouts earned over target were paid in restricted share units vesting ratably over two years.
Shareholders requested that we enhance transparency of the determination of opportunities and final payouts.	▪ The Compensation Committee decided to enhance transparency of our executive compensation by providing greater detail regarding how targets for incentive awards are determined and how ultimate payouts are calculated (see pages 32 to 42). ▪ The Compensation Committee disclosed in this proxy statement that incentive plan targets are set consistent with the levels provided in our Board-approved annual operating plan and the 2019 financial outlook provided externally (see page 33).
Shareholders requested that we enhance CD&A disclosure by providing additional context regarding compensation decisions and illustrating the program with charts and graphs.	▪ The Compensation Committee has added new charts and graphs throughout this CD&A to enhance and supplement our disclosures and better illustrate our executive compensation program, targets, and payouts (see tables and graphs on pages 26, 34 and 41, for example). ▪ The Compensation Committee also decided to increase disclosure surrounding the Compensation Committee's decision-making process and rationale, including the process behind setting total direct compensation levels, STI and LTI payout opportunities, metric selection rationales, and target goals (see page 33).

In these responses, the Compensation Committee focused on continuing to design our executive compensation program to reflect shareholder views and to strengthen our ability to drive the execution of our new enterprise strategy over the long term, support sustained growth, and continue decades of proven success. A detailed discussion of the Company's fiscal year 2020 executive compensation program is set forth below under "Fiscal Year 2020 Compensation."

Overall Executive Compensation Philosophy

Our executive compensation decisions are influenced by a variety of factors, with the primary goals being to align management's and shareholders' interests and to link pay with performance. We evaluate performance over both short-term and multi-year periods based on (i) the Company's financial, operational, and strategic performance, including results for certain key performance metrics, and (ii) the Company's total return to shareholders over time, both on an absolute basis and relative to other companies in the S&P 500 index.

We believe our executive compensation program is reasonable, competitive, and appropriately balances the objectives of recruiting, retaining, and motivating our executives. As discussed below, our executive compensation program and stock ownership requirements are structured to ensure management's interests are aligned with those of our shareholders and to motivate and reward individual initiative and effort.

Alignment with Shareholder Interests

Performance-Based Compensation Framework

As part of our efforts to ensure the alignment of management's interests with those of our shareholders, a substantial portion of our executives' total compensation is contingent, or "at-risk," and will have value commensurate with Company performance, whether below or above the target levels. For fiscal year 2019, 73% of CEO total direct compensation and 62% of the total direct compensation of our other NEOs was performance-based and at-risk. We emphasize performance-based compensation under our STI and LTI programs to motivate our executives to deliver financial, operational, and strategic results that meet, and exceed, pre-established goals.

Stock Ownership Requirements

We aim to further align the interests of our executives with those of shareholders and the long-term interests of the Company through stock ownership requirements. We require our CEO to retain 100% of any equity that he holds and any equity awards that he receives until the value of his shares and certain other vested equity awards is at least six times the value of his annual base salary, as described below under "Stock Ownership Guidelines." In addition, the restricted share units granted to our CEO in fiscal year 2018 are subject to a further requirement that he hold such shares until he is no longer employed by the Company. The other members of our senior executive team, including our other NEOs, are required to retain at least 50% until the value of their shares and such other equity awards is at least three times the value of their annual base salary.

Our Pay for Performance Compensation

New Strategic Framework

As described above, commencing in fiscal year 2019, we adopted a new multi-year enterprise strategy designed to guide us toward long-term sustainable growth, which included strategic investments in pricing, technology, and operational excellence that resulted in a reset of our revenue and earnings outlook.

Fiscal Year 2019 Compensation Decisions

A primary goal of our executive compensation program is to directly link a significant portion of executive pay to Company performance. Consistent with our shareholders' historical support of the Company's compensation practices prior to the 2018 say-on-pay vote, the Compensation Committee decided to retain the core design of our executive compensation program in fiscal year 2019. In structuring fiscal year 2019 compensation, the Compensation Committee aimed to continue to closely align executive pay with Company performance, while taking into account the investments required in fiscal year 2019 under our new strategic framework, by:

- In setting the levels for incentive plan metrics, considering the Board's review and approval of our fiscal year 2019 operating plan in early June 2018, the Company's 2019 financial outlook provided in early June 2018, and our new enterprise strategy, and taking into account the Board-approved initiatives to be implemented in fiscal year 2019, including (i) investments to modernize our key technology platforms, and (ii) investments in price, including offering upfront, transparent pricing for all tax preparation methods and lower prices for millions of our Assisted tax preparation clients;

- After careful consideration and with the input of the Committee's independent compensation consultant, in late June 2018, setting the STI target metrics at levels lower than the prior fiscal year, but consistent with the Company's Board-approved fiscal year 2019 operating plan, 2019 financial outlook, and new enterprise strategy, given that the Compensation Committee believes these levels are aligned with shareholder interests and appropriate for the business going forward; and

- Given those investments planned for fiscal year 2019 and the resulting lower incentive plan metric levels, (i) reducing the cap on STI payout from 200% to 150% of target and providing that any payout achieved over target would be delivered in restricted share units, and (ii) reducing the cap on the portion of performance share unit performance attributable to fiscal year 2019 from 200% to 150% of target.

The Compensation Committee believes that the levels set for the performance metrics, when paired with the program adjustments described above, appropriately incentivized our executives to meet the Company's fiscal year 2019 operating plan and execute on our new enterprise strategy by providing realistically achievable metrics, while ensuring that such metrics were sufficiently challenging and limiting the risk of excessive payments.

Additional discussion of fiscal year 2019 compensation decisions can be found beginning on page 30.

Fiscal Year 2019 Results and Impact on Fiscal Year 2019 Performance-Based Compensation and 2020 Compensation Decisions

Fiscal Year 2019 Results

In fiscal year 2019, we focused on executing year one of our enterprise strategy, delivering the high end of our revenue and margin expectations. Key fiscal year 2019 financial results, as compared to our 2019 financial outlook, are as follows:

	REVENUES	PRE-TAX EARNINGS	NET INCOME	EBITDA[2]	EBITDA MARGIN[2]
FY19 Result[1]	**$3,095M**	**$545M**	**$445M**	**$799M**	**25.8%**
2019 Financial Outlook	*$3,050M – $3,100M*	*N/A*	*N/A*	*N/A*	*24% - 26%*

[1] All results are from continuing operations.

[2] EBITDA and EBITDA Margin from continuing operations are non-GAAP financial measures. EBITDA Margin from continuing operations is computed as EBITDA from continuing operations divided by revenues from continuing operations. For more information regarding non-GAAP financial measures that are disclosed in this section and for a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, see ''Non-GAAP Financial Information'' on page 31 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended April 30, 2019 filed with the SEC on June 14, 2019.

TSR for the 12 months ending June 30, 2019 was 33.7%, which was in the top 15% of the S&P 500 index during that period.

In addition, we continued our record of making quarterly dividend payments, which, along with the Board's approval in the first quarter of fiscal year 2020 of a 4% increase in the quarterly dividend to $0.26 per share, an annual rate of $1.04, was consistent with our strong history of allocating capital to our shareholders.

Fiscal Year 2019 Performance-Based Compensation

Because management delivered strong performance in fiscal year 2019 as compared to our annual operating plan and long-term enterprise strategy, the Company's results for fiscal year 2019 resulted in above-target performance of the STI plan metrics of Pre-Tax Earnings from Continuing Operations, Revenues from Continuing Operations, and Market Share. In June 2019, the Compensation Committee reviewed the Company's performance as compared to the pre-determined performance objectives and approved an overall payout for each of our NEOs of 105.9% of target. However, in order to increase goal rigor and strengthen the alignment with shareholder interests, the fiscal year 2019 STI payouts earned above 100% of target were paid in awards of restricted share units with a grant date of June 30, 2019 that vest ratably over two years.

Additional discussion of fiscal year 2019 STI compensation decisions can be found beginning on page 32.

The performance-based nature of our executives' total direct compensation (generally, a total compensation package excluding benefits) is illustrated below:



87% of CEO's compensation is at-risk (STI + LTI)
13% Base Salary
Remaining 87% of compensation is at-risk
80% of LTI is performance-based
Aligns management interests with those of our shareholders
Ties compensation to long-term goals and strategic objectives
Realized compensation reflects changes in shareholder value over the long term
MSUs 21%
RSUs 14%
CEO Compensation
STI 17%
PSUs 35%
17% STI
Performance-based and at-risk
Drives achievement of key business results
73% of compensation is performance-based and at-risk
STI, PSUs, and MSUs

72% of other NEO compensation is at-risk (STI + LTI)
28% Base Salary
Remaining 72% of compensation is at-risk
80% of LTI is performance-based
Aligns management interests with those of our shareholders
Ties compensation to long-term goals and strategic objectives
Realized compensation reflects changes in shareholder value over the long term
MSUs 15%
NEO Compensation
PSUs 24%
RSUs 10%
STI 23%
23% STI
Performance-based and at-risk
Drives achievement of key business results
62% of compensation is performance-based and at-risk
STI, PSUs, and MSUs

Fiscal Year 2020 Compensation

For fiscal year 2020, we are in the second year of implementing our enterprise strategy and are focused on continuing the progress made in fiscal year 2019. In light of the Company's performance in fiscal year 2019 and taking into consideration the next steps in executing our enterprise strategy and the results of our shareholder engagement, the Compensation Committee took actions designed to appropriately compensate, retain, and motivate executives. The Compensation Committee's determinations regarding our NEOs' base salaries and STI and LTI opportunities for fiscal year 2020 are summarized in the following chart, and additional discussion of these compensation decisions can be found beginning on page 30.

Compensation Element	Compensation Committee Action for Fiscal Year 2020
CEO Compensation	Mr. Jones's base salary and target payout opportunities under the fiscal year 2020 STI and LTI plans remained unchanged from fiscal year 2019.
Other NEO Compensation	For fiscal year 2020, after considering the factors described beginning on page 43, the Compensation Committee: ▪ Approved increases to certain base salaries as described on page 30; ▪ Approved increases in certain target STI opportunities, as described on page 32; and ▪ Approved fiscal year 2020 LTI equity compensation as described on page 36.
Incentive Plan Metrics	The Committee continued to utilize a variety of incentive plan metrics for our fiscal year 2020 STI and LTI compensation that focus our executives on achieving our strategic goals and long-term growth, and on overall Company performance through utilization of revenue, pre-tax earnings, market share, EBITDA from continuing operations, return on invested capital, and total shareholder return relative to the S&P 500 index, as described more fully beginning on page 32. The target performance goals are consistent with the Company's Board-approved fiscal year 2020 operating plan and 2019 financial outlook provided to investors. To ensure continuous improvement and maintain the positive momentum we developed in fiscal year 2019, all target goals exceed fiscal year 2019 actual results after adjustment for the recently announced acquisition of Wave.

As described above, a primary goal of our executive compensation program is to directly link a significant portion of executive pay to Company performance, thereby aligning our executives' compensation with the interests of our shareholders. Consistent with the positive feedback received in our fiscal year 2019 shareholder outreach, as described in detail beginning on page 21 above, the Compensation Committee decided to retain the key components of our executive compensation program in fiscal year 2020.

EXECUTIVE COMPENSATION PRACTICES

The table below highlights our current compensation practices, including the practices we have implemented because we believe they drive performance and the practices we have not implemented because we do not believe they would serve our shareholders' long-term interests.

Executive Compensation Practices We Have Implemented (What We Do)	Executive Compensation Practices We Have Not Implemented (What We Don't Do)
✓ We tie pay to performance by ensuring that a significant portion of target compensation is performance-based and at-risk. For fiscal year 2019, 73% of CEO total direct compensation was performance-based and at-risk.	✗ We do not have employment contracts with executives except for the employment agreement with Mr. Jones, our CEO.
✓ Our performance-based compensation varies with actual Company performance, with payouts ranging over the past four years as follows: ▪ STI from 0% to 121.8%; ▪ Market stock units from 75.3% to 122.4%; and ▪ Performance share units from 18.1% to 85.0%.	✗ We do not provide performance-based incentives that nonetheless pay out at or close to target regardless of performance.
✓ We engage in a rigorous target-setting process to establish total direct compensation and its components, including reviewing market and survey data sourced from our peer group of companies and general industry, and utilizing tally sheets when making executive compensation decisions.	✗ We do not provide excise tax gross-ups, and we do not have a supplemental executive retirement plan that provides benefits to the NEOs that are not available to all employees.
✓ We mitigate undue risk through substantial emphasis on long-term equity incentives and utilizing caps on potential payments, clawback provisions, reasonable retention strategies, and performance targets.	✗ We do not maintain compensation programs that we believe create risks reasonably likely to have a material adverse effect on the Company.
✓ We have modest post-termination benefits and double-trigger change in control severance payment provisions that generally apply to all executive officers.	✗ We do not have individual change in control agreements, except for certain provisions in Mr. Jones's employment agreement.
✓ We require "double-trigger" vesting of equity awards in the event of a change in control (i.e., there must be both a change in control and a qualifying termination).	✗ We do not pay dividends on any unvested long-term equity awards or unearned performance-based equity awards. Dividend equivalents are only payable on such awards to the extent the awards ultimately vest and are earned.
✓ We provide only minimal perquisites in our ongoing compensation program that we believe have a sound benefit to the Company's business.	✗ We do not provide significant additional benefits to executive officers that differ from those provided to all other employees.
✓ We have stock ownership and retention guidelines that we believe align management and shareholder interests.	✗ We expressly prohibit hedging, pledging and the use of margin accounts related to our stock.
✓ We impose minimum vesting periods for all executives' equity awards.	✗ We expressly prohibit the repricing of stock options and stock appreciation rights without shareholder approval.
✓ Beginning with fiscal year 2018 awards, we require recipients of performance share units to hold one-half of gross earned shares for one year following vesting.	✗ We do not allow cash buyouts for stock options or stock appreciation rights with zero intrinsic value.
✓ The Compensation Committee benefits from the use of an external, independent compensation consulting firm that it retains.	✗ The Compensation Committee does not allow its compensation consulting firm to provide any other services to the Company.
✓ The vesting of future executive officer sign-on awards will be substantially performance-based, absent unusual circumstances, such as granting a sign-on award to a newly-hired executive to replace awards forfeited by the executive at a prior employer in connection with accepting employment with the Company.	✗ We will not provide future executive officer sign-on awards where all vesting is solely time-based, absent unusual circumstances.

EXECUTIVE COMPENSATION PROGRAM SUMMARY

The pay packages for our NEOs contain a mix of elements that vary based on the factors described on page 43. Executive officer pay is also based on the Company's performance against specific pre-established annual and multi-year financial, operational, and strategic performance goals, and the Company's total return to shareholders over time, both on an absolute basis and relative to other companies in the S&P 500 index.

For awards that are based on the Company's performance, our specific decisions regarding the setting of performance goals focus on certain metrics that relate to our business plan and strategic priorities and that we believe are the most critical value drivers of the business, such as revenue from continuing operations, pre-tax earnings from continuing operations, earnings from continuing operations before interest, taxes, depreciation, and amortization, or EBITDA, earnings from continuing operations before interest and taxes, or EBIT, market share, and average return on invested capital. Actual performance goals, as well as strategic priorities, vary from year to year based on the business environment and the Compensation Committee's determination of goals that it believes are important for a particular year.

Unlike target incentive compensation levels, which are set by the Compensation Committee near the beginning of each fiscal year, actual incentive compensation is a function of the Company's financial, operational, strategic, and absolute and relative stock performance, as reflected through STI payouts, payouts of LTI performance share units and market stock units, and the value of all LTI awards. A substantial portion of our executives' actual compensation is at-risk and varies above or below target levels commensurate with Company performance.

The chart below summarizes the elements and objectives of our fiscal year 2019 compensation program for our NEOs. Each of the following compensation components fulfills one or more of our objectives of recruiting, retaining, and motivating a high-performing executive team.

Component	Purpose	Characteristics	Discussion
Base Salary	Compensates for scope and level of responsibility, experience, and sustained individual performance.	Fixed cash component based on experience, role and responsibilities, individual performance, and market data. To promote a performance culture, increases are not automatic or guaranteed, but only made when merit-based on annual evaluation.	page 30
Short-Term Incentive	Motivates and rewards achievement of pre-established annual financial, operational, and strategic performance objectives.	A variable cash component designed to tie directly to our business plan and provide competitive total cash opportunities that are subject to achievement of specific performance objectives. Given the Company's new enterprise strategy and investments in fiscal year 2019, the Compensation Committee capped each performance metric and the overall payout at 150% of target (down from 200% in prior years), and provided that any payout achieved over target would be paid in restricted share units vesting ratably over two years.	page 31
Long-Term Incentive	Motivates and rewards achievement of multi-year performance objectives that enhance shareholder value.	Equity-based compensation designed to support multiple objectives. For fiscal year 2019, the incentive was delivered through a mix of performance share units, market stock units, and restricted share units. Beginning with fiscal year 2018 awards, we require recipients of performance share units to hold one-half of gross earned shares for one year following vesting. In addition, vested equity is subject to stock ownership guidelines that may extend the one-year period in some cases if the guidelines have not yet been met.	page 35

Component	Purpose	Characteristics	Discussion
Long-Term Incentive (continued)		Given the Company's new enterprise strategy and investments in fiscal year 2019, for performance share units granted in fiscal year 2019, the Compensation Committee set a target EBITDA from continuing operations goal for fiscal year 2019, followed by two years of year-over-year growth in EBITDA from continuing operations, in which performance compared to target is averaged over the three-year period to determine the number of performance share units that ultimately vest, with a 150% cap placed on the fiscal year 2019 results as compared to target.	
Retirement, Health and Welfare Benefits	Offers market-competitive health insurance options and income replacement upon retirement, death, or disability, thus supporting our recruitment and retention objectives.	Benefits for executives are generally the same as those available to all employees, including benefits under a group health plan, a group life insurance program, and a 401(k) plan with Company matching contributions subject to plan and Internal Revenue Code limits.	page 42
Perquisites	Provides modest benefits as a part of our ongoing compensation program that promote health and work-life balance, thereby supporting our recruitment and retention objectives.	Perquisites are an immaterial component of our ongoing executive compensation program and are below the market median for our peer group. In a competitive market, our relocation benefits are an important and necessary tool for us to recruit the most qualified talent and quickly and seamlessly integrate them into our workforce.	page 42
Deferred Compensation Plan	Allows executives to defer compensation in a tax-efficient manner, thereby supporting our recruitment and retention objectives.	Executives can elect to defer base salary and STI compensation.	page 52
Executive Severance Plan	Encourages executives to act in the best interests of our shareholders, while supporting recruitment and retention objectives and ensuring the orderly succession of talent.	Benefits are contingent in nature, payable only if a participant has a qualifying termination of employment without cause or termination occurs in connection with a change in control (known as a ''double-trigger''). Double-trigger applies to both cash severance and equity vesting occurring in connection with a change in control.	page 54

EXECUTIVE COMPENSATION PROGRAM COMPONENTS

Each of our compensation components fulfills one or more of our objectives of recruiting, retaining, and motivating a high-performing executive team, and the Compensation Committee annually reviews tally sheets of all such components for each of our executive officers. As a part of this process, the Compensation Committee also reviews the total value of all stock-denominated compensation held by each executive and the potential termination costs for each of our executive officers, including potential payments upon termination in connection with a ''change in control.'' The Compensation Committee evaluates these elements and, under its charter, has authority to approve certain matters and make recommendations to the Board regarding matters requiring Board approval (such as certain actions related to severance or change in control provisions).

Except as otherwise noted under ''Executive Evaluation Process,'' the Compensation Committee's executive compensation determinations are the result of the Committee's business judgment, which is informed by the experiences of the Committee members, input from the Committee's independent compensation consultant, the CEO's evaluation of performance, and feedback from our shareholders.

Base Salary

The Compensation Committee establishes base salaries at levels designed to enable us to recruit and retain talented executives and, as part of a broader compensation program, to motivate consistent high performance over a sustained period. The Compensation Committee determines executive base salaries based on the executive's experience, role and responsibilities, individual performance, and the other factors described below under ''Compensation Philosophy and Benchmarking'' beginning on page 43. Annual merit increases for our NEOs, other than the CEO, are based on evaluation of their performance by the CEO and the Compensation Committee, as well as the Company's performance and outlook for the upcoming fiscal year. Annual merit increases are not automatic or guaranteed from year to year; adjustments, if any, take into account the factors described below under ''Compensation Philosophy and Benchmarking'' beginning on page 43.

For fiscal year 2019, base salaries for our NEOs were as follows:

Officers	Annual Base Salary ($)	% Increase from Fiscal Year 2018
Jeffrey J. Jones II	$995,000	0.0%
Tony G. Bowen	$550,000	14.6%
Thomas A. Gerke	$600,000	0.0%
Karen A. Orosco	$475,000	n/a
Kellie J. Logerwell	$250,000	4.2%

Mr. Jones's annual base salary remained at $995,000 in fiscal year 2019. Additional information regarding Mr. Jones's compensation can be found beginning on page 53.

The base salary increase for Mr. Bowen was intended to recognize his contributions to the Company's financial and operational performance in fiscal year 2018, his role and responsibilities as Chief Financial Officer of the Company, and his individual performance in fiscal year 2018. The base salary increase for Mr. Bowen was also intended to take into account market data for comparable positions within our Peer Group (as defined on page 43 below) and the general market environment.

In November 2017, in connection with his return to his role as General Counsel and Chief Administrative Officer after serving as Interim Chief Executive Officer, the Compensation Committee approved an annual base salary for Mr. Gerke of $600,000 beginning December 1, 2017. The Compensation Committee retained that base salary level for Mr. Gerke for fiscal year 2019.

In setting Ms. Orosco's base salary, the Committee considered her contributions to the Company's financial and operational performance and her individual performance in fiscal year 2018, and also considered her appointment as an executive officer effective May 1, 2018 and the additional responsibilities she took on as of that date. The base salary increase for Ms. Logerwell was intended to recognize her contributions to the Company in fiscal year 2018, her role and responsibilities and Chief Accounting Officer, and her individual performance in fiscal year 2018.

In June 2019, the Compensation Committee approved the annual base salaries for fiscal year 2020 shown in the table below for our NEOs.

Officers	Fiscal Year 2020 Salary ($)	% Increase from Fiscal Year 2019
Jeffrey J. Jones II	$995,000	0.0%
Tony G. Bowen	$600,000	9.1%
Thomas A. Gerke	$600,000	0.0%
Karen A. Orosco	$550,000	15.8%
Kellie J. Logerwell	$260,000	4.0%

Mr. Jones continues to receive an annual base salary of $995,000 annually in fiscal year 2020 pursuant to his employment agreement with the Company dated August 21, 2017 (the ''Jones Agreement''). Additional information regarding the Jones Agreement can be found beginning on page 53. Mr. Gerke continues to receive an annual base salary of $600,000 in fiscal year 2020.

The base salary increase for Mr. Bowen was intended to recognize his contributions to the Company's enterprise strategy steps taken in fiscal year 2019, including his leadership of the introduction of upfront, transparent pricing for all tax preparation methods, and his contributions to the Company's financial and operational performance. The base salary increase for Mr. Bowen also took into account market data for Chief Financial Officer positions within our Peer Group and the general market environment.

The base salary increase for Ms. Orosco was intended to recognize her strong leadership of the Company's largest operating unit through our strategic transformation, including leadership in the areas of attracting talent, succession planning, and driving operational excellence. The salary increase for Ms. Orosco also took into account market data for comparable positions within our Peer Group and the general market environment.

The base salary increase for Ms. Logerwell took into account her specific role and responsibilities at the Company and individual performance in fiscal year 2019.

Short-Term Incentive Compensation

STI compensation is performance-based and at-risk compensation intended to motivate executives to attain goals that are measured over annual time horizons. Our executive STI compensation is provided under our shareholder-approved H&R Block Executive Performance Plan ("Executive Performance Plan"), which is designed to compensate executives primarily for achieving pre-established annual financial, operational, or strategic performance objectives that relate to our fiscal year business plan. Under the Executive Performance Plan, the Compensation Committee may exercise negative discretion to reduce the actual amounts to be paid to each executive, if any, based on subjective determinations or performance against additional objective performance metrics.

Maximum and threshold performance objectives are set above and below target objectives to establish an appropriate relationship between actual Company performance and the executives' STI compensation. Because they are subject to the Company's attainment of performance objectives, STI target opportunities for our NEOs are intended to place a significant portion of our NEOs' annual cash compensation at risk, thereby aligning their compensation with shareholders' interests. These target opportunities are also intended to provide competitive total cash compensation opportunities within our pay positioning context discussed below. Performance criteria and objectives are subject to adjustment as is necessary to prevent reduction or enlargement of an award based on various events occurring during the course of the applicable performance period that distort the criteria applicable to any performance objective. Such events generally include the following:

- Any recapitalization, reorganization, merger, acquisition, divestiture, consolidation, spin-off, split-off, combination, liquidation, dissolution, discontinuation, sale of assets, or other similar corporate transaction or event;

- Any changes in applicable tax laws or accounting principles; or

- Any unusual, extraordinary or nonrecurring events (as described in Financial Accounting Standards Board Accounting Standard 225-20 "Extraordinary and Unusual Items" (or any successor provision) or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable fiscal year).

Under the Executive Performance Plan, ultimate STI payouts can range from 0% to 200% of each NEO's target STI opportunity, subject to certain limitations contained in the Executive Performance Plan and, for Mr. Jones, limitations contained in the Jones Agreement. The terms of the Jones Agreement are set forth below under the heading "Jeffrey J. Jones II Employment Agreement" beginning on page 53. As discussed below under "Actions Pertaining to Fiscal Year 2019 STI Compensation," for fiscal year 2019, STI payouts were capped at 150% of the target STI opportunity with any payout achieved over target being paid in restricted share units vesting ratably over two years.

Each year, the Compensation Committee approves a target opportunity for STI compensation for each of our executive officers that is a percentage of such executive officer's base salary. The target opportunities applicable to our NEOs for fiscal years 2019 and 2020 are set forth below under "Targeted vs. Actual STI Awards" and "Actions Pertaining to Fiscal Year 2020 STI Compensation," respectively. The variance between our CEO's STI target opportunity and other NEOs' opportunities reflects the difference in responsibilities and overall accountability to shareholders. Also, to ensure alignment with shareholders' interests, a larger portion of our CEO's annual cash opportunity is at risk.

Actions Pertaining to Fiscal Year 2019 STI Compensation

STI compensation for our executive officers has historically been determined under a two-step approach. The two-step approach was initially designed with the intent to qualify STI awards as ''performance-based compensation'' for purposes of meeting the performance-based exemption under Internal Revenue Code (''IRC'') Section 162(m) and to enable the Company to deduct the amount of STI awards to the greatest extent permitted under IRC Section 162(m) as in effect when such awards were granted. Although the performance-based exemption under IRC Section 162(m) was repealed, the Compensation Committee determined to retain the two-step structure for fiscal year 2019.

Under the first step of the methodology, the Compensation Committee would approve a specific STI ''initial funding performance target,'' or threshold level of performance, within ninety days after the beginning of the fiscal year. In setting the initial funding performance target, the Compensation Committee would use one or more of the specific performance criteria identified in the Executive Performance Plan. Under the second step of the methodology, the CEO, in consultation with other senior executives, would propose separate performance objectives that would be reviewed by the Compensation Committee in consultation with its independent compensation consultant. These separate performance objectives would generally be based on our fiscal year business plan. Each fiscal year the Compensation Committee would examine the target levels for each performance metric, with the goal of establishing target levels with an appropriate level of difficulty considering the industry and competitive environment and the Company's strategic priorities and operating plan for the fiscal year. After the Compensation Committee had made any changes to these performance objectives that it considered appropriate, the Compensation Committee would approve the objectives for use with respect to our executive officers.

Following the end of the fiscal year, the Compensation Committee would review the Company's performance measured against the initial funding performance target set in the first step and the separate performance objectives set in the second step. Failure to achieve the initial funding performance target would result in no payouts being made under the Executive Performance Plan. Achievement of the initial funding performance target would result in potential funding of the STI payments for the applicable executive officers at the maximum payout level. The Compensation Committee could then use negative discretion to reduce the actual payout, as it deemed appropriate, based on the Company's performance relative to the pre-determined performance objectives set in the second step, and on the Compensation Committee's evaluation of financial, operational, strategic, and individual performance.

Initial Funding Performance Target

In June 2018, the Compensation Committee approved EBIT from continuing operations in the amount of $606.5 million as the initial funding performance target for fiscal year 2019 STI compensation for our executive officers.

Performance Objectives

As discussed under ''New Strategic Framework'' above, commencing with fiscal year 2019, we adopted a new enterprise strategy designed to guide us toward long-term sustainable growth. In fiscal year 2019, we implemented a number of initiatives as we began executing this new enterprise strategy. While we expect these changes to position us for long-term growth, they required important investments in the short term. For the performance objectives, the Compensation Committee continued the use of Revenue from Continuing Operations, Pre-Tax Earnings from Continuing Operations, and Market Share (the same metrics as were employed in fiscal year 2018) as the separate fiscal year 2019 STI performance criteria and objectives.

The performance targets were set to motivate strong management performance, and, as indicated above, balance top-line metrics (Revenue from Continuing Operations), bottom-line metrics (Pre-Tax Earnings from Continuing Operations), and further our focus on improving the client trajectory (Market Share). The Compensation Committee believes such a balance drives the appropriate amount of focus on propelling long-term growth through revenue and clients.

In June 2018, the Compensation Committee approved the separate fiscal year 2019 STI performance objectives applicable to our executive officers that are summarized in the table below.

Goal	Criteria	Threshold	Target	Maximum	Weight
Lay foundation for future growth	Revenue from Continuing Operations[1]	$2,958.2	$3,081.5	$3,155.4	40%
Focus on ultimate performance of the Company as a whole	Pre-Tax Earnings from Continuing Operations[2]	$ 480.3	$ 527.8	$ 565.9	40%
Improve client trajectory	Market Share[3]	12.65%	13.15%	13.59%	20%

[1] Revenue from Continuing Operations includes consolidated revenue for fiscal year 2019 attributable to continuing operations (in millions).

[2] Pre-Tax Earnings from Continuing Operations includes consolidated net earnings for fiscal year 2019 attributable to continuing operations before the deduction of income taxes (in millions).

[3] Market share is calculated as H&R Block U.S. Assisted and U.S. digital returns for the respective fiscal year, divided by the number of total returns reported by the Internal Revenue Service for that fiscal year.

These criteria and objectives are disclosed in the limited context of our executive compensation program and should not be deemed to apply in other contexts.

In setting the levels for each performance metric, the Compensation Committee considered the Board's review and approval of our fiscal year 2019 operating plan, the Company's 2019 financial outlook, and our new enterprise strategy, taking into account the initiatives to be implemented in fiscal year 2019.

After careful consideration and with the input of the Compensation Committee's independent compensation consultant, the Compensation Committee determined that it was appropriate to set the Threshold, Target, and Maximum levels for Revenue from Continuing Operations and Pre-Tax Earnings from Continuing Operations at levels lower than the prior fiscal year, but consistent with the Company's fiscal year 2019 operating plan approved by the Board, 2019 financial outlook, and new enterprise strategy. The Market Share metric was set at a higher level than fiscal year 2018 actual results, reflecting the planned improvement in market share as a result of our new enterprise strategy. The Compensation Committee believes these levels are aligned with shareholder interests and appropriate for the business going forward.

Given the planned strategic investments for fiscal year 2019 included in the Board-approved operating plan, the Compensation Committee determined that the maximum amount each executive could earn is 150% of target for each metric, and 150% of target in the aggregate (reduced from the 200% maximum under the Executive Performance Plan). In addition, the Compensation Committee determined that the portion, if any, of STI earned in excess of 100% of an executive's target would be paid to the executive in restricted share units, to be granted under the 2018 Plan in June 2019 if applicable, subject to ratable vesting over two years. The Compensation Committee believes that the levels set for the performance metrics, when paired with the program adjustments described above, appropriately incentivized our executives to meet the Company's Board-approved fiscal year 2019 operating plan and execute on our enterprise strategy by providing realistically achievable metrics, while ensuring that such metrics were sufficiently challenging and limiting the risk of excessive payments.

As discussed beginning on page 22 above, we heard in our shareholder outreach that our shareholders generally supported the Company's new enterprise strategy, acknowledging the lower financial expectations contained in the 2019 financial outlook, and appreciating the limitations placed on potential fiscal year 2019 payouts to support it.

The table below shows the change in target STI opportunity for our NEOs from fiscal year 2018 to fiscal year 2019, as a percentage of base salary:

Officers	Fiscal Year 2019	Fiscal Year 2018
Jeffrey J. Jones II	125%	125%
Tony G. Bowen	80%	80%
Thomas A. Gerke	80%	95%
Karen A. Orosco	80%	75%
Kellie J. Logerwell	50%	45%

For fiscal year 2019:
- Maximum opportunity reduced to 150% of target
- Amounts earned over target paid in restricted share units

The Jones Agreement prescribes, for each fiscal year, Mr. Jones's target opportunity of 125% of his base salary. In determining Mr. Jones's STI opportunity, the Committee considered Mr. Jones's experience and role and responsibilities, the STI levels for other Company executives, and market data for President and Chief Executive Officer positions within our Peer Group.

Mr. Gerke's fiscal year 2018 target opportunity was set as incentive to perform his enhanced duties while serving as Interim CEO. The decrease in target opportunity for fiscal year 2019 reflected his return to the role of General Counsel and Chief Administrative Officer. The increases in target opportunity for each of Mses. Orosco and Logerwell for fiscal year 2019 was in recognition of each executive's individual performance in the prior fiscal year, specific roles and responsibilities, and overall contributions to the strategic direction of the Company. In setting the levels of STI opportunity for all of our NEOs, the Committee also considered the STI levels for other Company executives and market data for their respective provisions within our Peer Group.

Targeted vs. Actual STI Awards

The initial funding metric was achieved for fiscal year 2019, as follows:

Criteria	Amount	Actual
EBIT from Continuing Operations	$606.5	$632.2

The following formula was then used to calculate the payout awarded for fiscal year 2019 STI compensation for our executive officers:



Each of our NEOs received fiscal year 2019 STI compensation of 105.9% of the NEO's respective target opportunity. In determining the level of achievement of the performance goals, the calculations of the performance criteria results were adjusted in accordance with the types of adjustments that the Compensation Committee pre-approved when it set the 2019 STI performance goals and objectives. Because management delivered strong performance in fiscal year 2019 as compared to our annual operating plan, the Company's results for fiscal year 2019 resulted in above-target performance of Pre-Tax Earnings from Continuing Operations, Revenues from Continuing Operations, and Market Share. The Company's results for each performance metric were as follows:

Criteria	Threshold	Target	Maximum	Weight	Actual	Percentage	Weighted Percentage
Revenue from Continuing Operations	$2,958.2	$3,081.5	$3,155.4	40%	$3,094.9	104.7%	41.9%
Pre-Tax Earnings from Continuing Operations	$ 480.3	$ 527.8	$ 565.9	40%	$ 545.1	109.0%	43.6%
Market Share	12.65%	13.15%	13.59%	20%	13.21%	102.4%	20.5%
					Total Payout		105.9%

The table below shows each NEO's target opportunity and actual award under our fiscal year 2019 STI program:

Officers	Target Opportunity (as a % of Base Salary)	Target Opportunity ($)	Actual Award – Cash Portion ($)	Actual Award – RSU Portion ($)
Jeffrey J. Jones II	125%	$1,243,750	$1,243,750	$73,381
Tony G. Bowen	80%	$ 440,000	$ 440,000	$25,960
Thomas A. Gerke	80%	$ 480,000	$ 480,000	$28,320
Karen A. Orosco	80%	$ 380,000	$ 380,000	$22,420
Kellie J. Logerwell	50%	$ 125,000	$ 125,000	$ 7,375

As described above, the fiscal year 2019 STI payouts earned over target were paid in awards of restricted share units with a grant date of June 30, 2019 that vest ratably over two years.

Actions Pertaining to Fiscal Year 2020 STI Compensation

In June 2019, the Compensation Committee approved a target opportunity for each of our NEOs for fiscal year 2020 as follows:

Officers	Target Opportunity (as a % of Base Salary)	Target Opportunity ($)
Jeffrey J. Jones II	125%	$1,243,750
Tony G. Bowen	90%	$ 540,000
Thomas A. Gerke	80%	$ 480,000
Karen A. Orosco	90%	$ 495,000
Kellie J. Logerwell	50%	$ 130,000

The target opportunity increase for Mr. Bowen was intended to recognize his ongoing contributions to the Company as Chief Financial Officer, as described above, and took into account market data for Chief Financial Officer positions within our Peer Group and the general market environment. The fiscal year target opportunity increase for Ms. Orosco was intended to recognize her strong leadership of the Company's largest operating unit, as described above, and also took into account market data for comparable positions within our Peer Group and the general market environment.

For fiscal year 2020, the Compensation Committee determined to retain the key components and performance-based nature of the plan. In light of the repeal of the performance-based exemption under Section 162(m), however, it took steps to streamline and simplify the plan by eliminating its historic two-step structure. Instead, the Compensation Committee established a one-step process in which the applicable threshold, target, and maximum levels of performance are established within ninety days after the beginning of the fiscal year.

In June 2019, the Compensation Committee set the separate performance objectives applicable to our executive officers for fiscal year 2020, as well as the permitted types of adjustments. The Compensation Committee selected Revenue from Continuing Operations, Pre-Tax Earnings from Continuing Operations, and Market Share as the performance objectives for the fiscal year. This approach continued the balance among the top- and bottom-line metrics, as well as the Company's desired focus on continuing to improve the client trajectory. To ensure continuous improvement and maintain the positive momentum we developed in fiscal year 2019, all target goals for fiscal year 2020 exceed fiscal year 2019 actual results after adjustment for the recently announced acquisition of Wave. However, the specific levels of each metric are not disclosed at this time given their competitive sensitivity, but will be disclosed upon completion of the performance period in the Compensation Discussion and Analysis section of next year's proxy statement.

Long-Term Incentive Compensation

We believe that a significant portion of each NEO's compensation should depend on the amount of long-term value we create for our shareholders. Our LTI compensation is equity-based and is designed to support multiple objectives, including (i) aligning management's interests with those of our shareholders, (ii) tying compensation to the attainment of long-term financial and operating goals and strategic objectives, thereby mitigating incentives for management to pursue short-term objectives at the expense of long-term value creation, (iii) ensuring that realized compensation reflects changes in shareholder value over the long term, and (iv) recruiting, retaining, and motivating highly skilled executives.

Historically, the Company has awarded equity-based compensation on an annual basis, within ninety days of the beginning of each fiscal year, in order to align awards with our performance and achievement of business goals. The value of these equity award opportunities that is ultimately realized by our executives is determined by the Company's performance over the vesting period, tying the value our executives earn with shareholder value, all as described in more detail below. From time to time, the Company also awards equity-based compensation as part of an employment offer or promotion or, in certain limited instances, as a special award. The amount of equity-based compensation awarded in these circumstances is based on the executive's role and responsibilities, long-term potential, or individual or Company performance. The award amount is also guided by market data for positions of similar scope and responsibility.

Actions Pertaining to Fiscal Year 2019 LTI Compensation

For fiscal year 2019, our NEOs received a mix of equity-based incentive awards consisting of approximately 50% of value in performance share units, 30% of value in market stock units, and 20% of value in time-based restricted share units, each of which are explained below. The Compensation Committee weighted the mix of equity-based compensation so that our NEOs received a greater portion of LTI compensation in performance-based equity vehicles, such as performance share units and market stock units, as compared to time-based equity vehicles, such as restricted share units. As a result, a substantial portion of our NEOs' equity-based compensation is at-risk and aligned with shareholders' interests. The portion delivered in time-based restricted share units is intended to serve as an ongoing retention tool and a continuing link to shareholder value, given that the value of the restricted share units increases only to the extent that the Company's stock price increases. Additional detail regarding the forms of LTI compensation utilized as part of fiscal year 2019 annual LTI compensation is provided below.

Performance Share Units

For fiscal year 2019, our NEOs received 50% of their annual LTI compensation in the form of performance share units or ''PSUs.'' We believe the performance share units appropriately reflect our compensation philosophy by establishing a clear connection between the compensation of our NEOs and the achievement of performance goals that are important for long-term value creation.

H&R Block Percentile Rank Among S&P 500	TSR Modifier*
Upper Quintile (80th percentile and above)	125.0%
4th Quintile (60th to 80th percentile)	108.3% - 125.0%
3nd Quintile (40th to 60th percentile)	91.7% - 108.3%
2nd Quintile (20th to 40th percentile)	75.0% - 91.7%
Lower Quintile (below 20th percentile)	75.0%

**Linear interpolation will be used to determine the exact TSR modifier percentage.*

The performance share units granted in fiscal year 2019 give a participating executive the opportunity to earn an initial performance share unit payout, ranging from 0% to 200% of his or her target award, based upon the Company's performance against a pre-established performance metric. This initial payout is then modified based on the Company's TSR over the performance period relative to the S&P 500 index. Beginning with fiscal year 2017 performance share unit awards, the S&P 500 index companies used in the relative TSR calculation are initially set as the component companies of the S&P 500 index at the outset of the three-year performance period, and (i) companies that fall out of the index during the performance period due to market capitalization changes remain in the calculation, (ii) companies that become bankrupt or insolvent during the performance period remain in the calculation, but a $0 ending stock price is used in the calculation, and (iii) companies that fall out of the index during the performance period for any other reason are removed from the calculation.

The TSR modifier increases or decreases the initial payout by up to 25% of the initial payout amount (for a modifier ranging from 75% to 125% of the initial payout amount, as shown in the chart above). However, notwithstanding the result of that calculation, the maximum earned amount is capped at 200%. Payout is not capped at a specific percentage in the event of negative TSR over the performance period because measurement against the S&P 500 Index, rather than a smaller peer group, is more arduous for executives to achieve than performance against a smaller peer group. For example, one-year TSR for the S&P 500 index was approximately 10.7% for our fiscal year 2019 versus 3.5% for the Consumer Services industry group (under the Global Industry Classification Standard), as calculated by the Company using publicly available information. The following formula is used to calculate the final number of earned performance share units, subject to the overall 200% cap:



Target PSU Grant X **Performance Percentage (0 to 200%)** X **TSR Modifier (75% to 125%)** = **Number of PSUs Earned**

For performance share units granted in fiscal year 2019, performance is measured over a three-year period beginning on May 1, 2018 and ending on April 30, 2021. The pre-established performance metric is a set level of EBITDA from continuing operations for fiscal year 2019, followed by two years of year-over-year growth in EBITDA from continuing operations (''Annual EBITDA Growth''), with the target for EBITDA from continuing operations for fiscal year 2019 set at $787.2 million,

the level provided in the fiscal year 2019 operating plan approved by the Board. The specific levels of EBITDA growth in fiscal years 2020 and 2021 are not disclosed at this time given their competitive sensitivity, but will be disclosed upon completion of the performance period in the Compensation Discussion and Analysis section of future proxy statements.

A 150% cap was placed on fiscal year 2019 performance, and a 200% cap was placed on performance in each of fiscal year 2020 and 2021. The calculated payout percentages for each of the three individual years are averaged for the three-year period to determine the number of performance share units that ultimately vest. The Compensation Committee selected EBITDA from continuing operations and Annual EBITDA Growth as the performance metrics, because it believes EBITDA from continuing operations is a critical driver of sustained value creation over the longer term. In addition, the Compensation Committee desired to add a focus on year-over-year improvement in EBITDA following a reset in fiscal year 2019 consistent with our fiscal year 2019 operating plan approved by the Board and to maintain a focus on incremental improvements to a metric that is critical to the new long-term strategy of the Company. The Compensation Committee believes that the performance period of three years combined with a metric focused on year-over-year improvements ensures that executives focus on the long-term strategy and growth of the Company, while monitoring incremental improvements over the performance period.

At the end of the performance period, the Compensation Committee will certify the performance results and percentage payout, as well as the resulting final number of performance share units earned by each executive officer. There are no dividends paid on outstanding performance share units during the vesting period, but dividend equivalents accumulate during the vesting period. Upon vesting of the performance share units, in addition to receiving the number of shares of common stock determined according to the payout calculation, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that ultimately vest. Performance share units do not carry voting rights.

Beginning with performance share units granted in fiscal year 2018, a mandatory post-vesting holding requirement was added, which requires that the executive hold at least 50% of the gross shares earned upon vesting of the performance share units for a period of one year after the vesting date. In addition, vested equity is subject to stock ownership guidelines that may extend the one-year period in some cases if the guidelines have not yet been met.

Market Stock Units

For fiscal year 2019, our NEOs received 30% of their annual LTI compensation in the form of market stock units or ''MSUs.'' If certain performance thresholds are met, a participating executive has the opportunity to earn a payout between 50% and 200% of his or her target number of market stock units based on the ratio of the average of the Company's stock price for the five consecutive trading days ending on the grant date (''Grant Date Price'') and the average of the Company's stock price for the five consecutive trading days beginning on the date the Company's Annual Report on Form 10-K is filed with the SEC for the last fiscal year within the performance period, which is fiscal year 2021 (''Ending Date Price'').

Performance is measured over a three-year performance period beginning on May 1, 2018 and ending on April 30, 2021, with the applicable performance metrics established within ninety days of the beginning of the performance period and the cumulative results for the three-year period determining whether any shares of common stock are payable upon vesting of the market stock units following the end of the three-year period.

The vesting of market stock units is subject to two thresholds, both of which must be satisfied for any payout to occur. First, the Ending Date Price must be greater than or equal to 50% of the Grant Date Price. Second, the Company's average return on invested capital based on after-tax net operating profit from continuing operations and average invested capital during the three-year performance period, each as defined in the award agreement, must be greater than or equal to 14%. The Compensation Committee determined to utilize average return on invested capital as the second of these thresholds for market stock units, as it believes the investment community considers this metric to be an effective measure of capital efficiency.

Failure to attain either of these thresholds would result in forfeiture of the entire market stock unit award. The total number of market stock units earned by participating executives, if any, is equal to the number of market stock units granted on the grant date multiplied by the ratio of the Ending Date Price to the Grant Date Price. The following formula is used to calculate the final number of earned market stock units, assuming the initial thresholds are met:



At the end of the performance period, the Compensation Committee will certify the performance results and percentage payout, as well as the resulting number of market stock units earned by each executive officer. There are no dividends paid on outstanding market stock units during the vesting period, but dividend equivalents accumulate during the vesting period. Upon vesting of the market stock units, in addition to receiving the number of shares of common stock determined according to the payout calculation, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that ultimately vest. Market stock units do not carry voting rights.

Restricted Share Units

For fiscal year 2019, our NEOs received 20% of their annual LTI compensation in the form of restricted share units or ''RSUs.'' There are no dividends paid on outstanding restricted share units during the vesting period, but dividend equivalents accumulate during the vesting period. Upon vesting of the restricted share units, in addition to receiving the applicable number of shares of common stock, the executive will receive additional shares of common stock equal in value to the total dividends that would have been paid on such shares. Restricted share units do not carry voting rights.

Fiscal Year 2019 LTI Vesting Provisions

Performance share units and market stock units generally vest, if at all, on the third anniversary of the grant date. Restricted share units generally vest in one-third annual increments beginning on the first anniversary of the grant date. However, certain special grants, such as the two-year vesting restricted share units used for payout of fiscal year 2019 STI over target, may have a different vesting schedule.

An executive generally will forfeit his or her equity award upon a voluntary termination of employment or an involuntary termination for cause prior to the vesting date. However, an executive will be entitled to pro-rata vesting of his or her awards (as determined based upon the attainment of performance goals, when applicable) in the event of the executive's retirement more than one year following the grant date, and will be entitled to a full vesting of his or her awards (as determined based upon the attainment of performance goals, when applicable) in the event of the executive's death or disability more than one year following the grant date. For performance share units and market stock units, an executive will be entitled to receive pro-rata vesting of the awards, as determined based upon the attainment of applicable performance goals, in the event of the executive's involuntary termination without cause more than one year following the grant date. Unvested restricted share units are forfeited upon an executive's involuntary termination without cause.

In the event of a change in control, the Compensation Committee may in its discretion waive the performance goals that apply to performance-based awards. If it does, the units generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the executive will be entitled to receive all or a pro-rata portion of the award in the event of certain forms of termination that occur in connection with or following the change in control. For restricted share units, the executive will be entitled to receive full vesting in the event of certain forms of termination (as set forth in the award agreement governing the grant) in connection with a change in control.

Mr. Gerke's fiscal year 2019 equity-based compensation awards contain modified vesting provisions providing that his voluntary retirement will not result in the forfeiture of any of the equity awards outstanding for more than one year prior to such retirement; rather, the entire equity awards will continue to vest on the stated vesting dates set forth in the applicable award agreement and with performance adjustments (if any) made under such agreement as if he remained employed through such stated vesting dates.

Fiscal Year 2019 LTI Compensation Awards

For fiscal year 2019, the Company awarded our NEOs performance share units, market stock units, and restricted share units in the amounts shown below. The fiscal year 2019 performance share units and market stock units are performance based and will vest, if at all, on June 30, 2021 and the fiscal year 2019 restricted share units will vest, if at all, in one-third annual increments beginning on June 30, 2019.

Officers	Award Value ($)[1]	Performance Share Units (#)[1]	Market Stock Units (#)[1]	Restricted Share Units (#)[1]
Jeffrey J. Jones II	$5,500,000	120,456	62,548	48,288
Tony G. Bowen	$1,000,000	21,902	11,373	8,780
Thomas A. Gerke	$1,100,000	24,092	12,510	9,658
Karen A. Orosco	$ 900,000	19,711	10,236	7,902
Kellie J. Logerwell	$ 250,000	5,476	2,844	2,195

[1] Represents the value of our LTI compensation awards, which are subject to rounding. These award values are converted into: (i) the number of performance share units and market stock units based on the Monte Carlo valuation model as of the grant date; and (ii) the number of restricted share units based on the closing price of one share of common stock on the grant date. The number of performance share units, market stock units, or restricted share units resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under ASC 718 presented in the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 49 and 50, respectively. For assumptions used in the valuation models, refer to Note 9 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2019, as filed with the SEC. In such Annual Report on Form 10-K, Note 9 references ''performance-based share units,'' which include performance share units and market stock units.

Actions Pertaining to Fiscal Year 2020 LTI Compensation

At the beginning of fiscal year 2020, the Compensation Committee considered the mix of equity-based compensation for executive officers and determined that the current equity mix continues to strike the appropriate balance among recruiting, retaining, and motivating our executives. The Committee determined that this equity mix properly motivates our executives to work towards achieving our long-term objectives and enterprise strategy, and further aligns their interests with the interests of our shareholders. As a result, like in fiscal year 2019, our NEOs received 50% of their annual LTI compensation for fiscal year 2020 in performance share units, 30% in market stock units, and 20% in time-based restricted share units. The payment structures, vesting schedules, terms and conditions of the fiscal year 2020 equity-based compensation are substantially similar to those of the fiscal year 2019 equity-based compensation described above under the heading ''Actions Pertaining to Fiscal Year 2019 LTI Compensation'' beginning on page 36. However, the following changes were made to the fiscal year 2020 LTI awards to further align our executives' compensation with our multi-year enterprise strategy and the interests of our shareholders:

- The pre-established performance metric for performance share units has returned to three years of year-over-year growth in EBITDA from continuing operations and a 200% cap for all three years; provided, however, that the specific levels of target EBITDA growth are not disclosed at this time given their competitive sensitivity; and

- All applicable forms of award agreement provide that, if an executive retires from the Company or is involuntarily terminated without cause, resulting in pro-rata vesting (or full vesting in the case of Mr. Gerke) and distribution at the end of the performance period, and if the Compensation Committee determines after termination that the executive engaged in activities that would have been grounds for an involuntary termination for cause while employed by the Company, then all unvested awards will be forfeited by the executive.

The fiscal year 2020 award agreements are filed as exhibits to the Company's Current Report on Form 8-K filed with the SEC on June 24, 2019.

Mr. Gerke's fiscal year 2020 equity-based compensation awards contain the same modified vesting provisions as his fiscal year 2019 equity-based awards, as described above under ''Fiscal Year 2019 LTI Vesting Provisions.''

Fiscal Year 2020 LTI Compensation Awards

In June 2019, the Company awarded annual LTI compensation for fiscal year 2020 to our NEOs as set forth in the chart below. The fiscal year 2020 performance share units and market stock units are performance based and will vest, if at all, on June 30, 2022 and the fiscal year 2020 restricted share units will vest, if at all, in one-third annual increments beginning on June 30, 2020.

Officers	Award Value ($)[1]	Performance Share Units (#)[1]	Market Stock Units (#)[1]	Restricted Share Units (#)[1]
Jeffrey J. Jones II	$5,500,000	90,730	47,813	37,543
Tony G. Bowen	$1,300,000	21,446	11,302	8,874
Thomas A. Gerke	$1,100,000	18,146	9,563	7,509
Karen A. Orosco	$1,100,000	18,146	9,563	7,509
Kellie J. Logerwell	$ 250,000	4,125	2,174	1,707

[1] Represents the value of our annual LTI compensation program awards, which are subject to rounding. These award values are converted into: (i) the number of performance share units and market stock units based on the Monte Carlo valuation model as of the grant date and (ii) the number of restricted share units based on the closing price of one share of common stock on the grant date. The number of performance share units, market stock units, or restricted share units resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under ASC 718.

The fiscal year LTI award increase for Mr. Bowen was intended to recognize his contributions to the Company in fiscal year 2019, as described above, and took into account market data for Chief Financial Officer positions within our Peer Group and the general market environment. The fiscal year LTI award increase for Ms. Orosco was intended to recognize her strong leadership of the Company's largest operating unit, as described above, and also took into account market data for comparable positions within our Peer Group and the general market environment.

Vesting and Performance-based Payouts of Fiscal Year 2017 Performance Share Units and Market Stock Units

Our executive officers, including certain of our NEOs, received performance share units and market stock units in fiscal year 2017. Performance for these performance share units and market stock units was based on a three-year period beginning on May 1, 2016 and ending on April 30, 2019. This performance was certified, and the overall payout was approved, by the Compensation Committee in July 2019.

Under the terms of the award agreements for fiscal year 2017 performance share units, a participating executive had the opportunity to earn an initial performance share unit payout, ranging from 0% to 200% of his or her target award, based upon the Company's performance against pre-established performance metrics. The Committee selected Annual EBITDA Growth as the performance metric for the three-year performance period beginning in fiscal year 2017, which is averaged over the three-year period to determine the initial payout (the "EBITDA Percentage"). This initial payout was then modified based on the Company's TSR relative to the S&P 500 index over the period beginning with the 15 consecutive trading days ending on the grant date and ending on the 15 consecutive trading days beginning on the date the Company's Annual Report on Form 10-K was filed with the SEC for fiscal year 2019. The TSR modifier could increase or decrease the payout by up to 25% of the initial payout amount. However, notwithstanding the result of that calculation, the maximum earned amount was capped at 200%. The performance metric and objective (in millions) for the performance period was as follows:

	Metric	Threshold	Target	Maximum
Each Fiscal Year of the May 1, 2016 – April 30, 2019 Performance Period	EBITDA Annual Growth[1]	-3.0%	4.0%	13.0%
EBITDA Factor[2]		0.0%	100.0%	200.0%

[1] EBITDA Annual Growth means the year-over-year percentage change in EBITDA from Continuing Operations from one fiscal year to the immediately subsequent fiscal year in the Performance Period.

[2] EBITDA Factor refers to the applicable percentage for the level of EBITDA Annual Growth set forth in this table. The EBITDA Factor for each fiscal year is then averaged to determine the EBITDA Percentage for the award as a whole.

Based on the Company's results relative to the above thresholds, targets, and maximums, the Compensation Committee approved the following results and applicable EBITDA Factor:

	EBITDA Annual Growth	EBITDA Factor
Fiscal Year 2017	11.4%	154.5%
Fiscal Year 2018	4.1%	100.3%
Fiscal Year 2019	Below Threshold	0.0%
EBITDA Percentage		**84.9%**

The Compensation Committee then applied a TSR modifier of 100.1% based on the Company's TSR over the performance period. Based on the performance percentage and the TSR modifier, our NEOs who received performance share unit awards in fiscal year 2017 received 85.0% of the performance share units they were initially granted, as well as additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation. The table below shows the target-level opportunity and actual award with respect to the performance share units granted to each of our NEOs in fiscal year 2017:

Officers	PSUs Outstanding (#)[1]		EBITDA Percentage		TSR Modifier		Actual Shares Received (#)[2]
Jeffrey J. Jones II[3]	n/a	x	n/a	x	n/a	=	n/a
Tony G. Bowen	19,782.2	x	84.9%	x	100.1%	=	16,811
Thomas A. Gerke	24,178.4	x	84.9%	x	100.1%	=	20,547
Karen A. Orosco	13,188.5	x	84.9%	x	100.1%	=	11,208
Kellie J. Logerwell	4,396.2	x	84.9%	x	100.1%	=	3,736

[1] The number of PSUs outstanding includes dividend equivalents accrued on the number of PSUs granted in fiscal year 2017. The PSUs outstanding, EBITDA Percentage, and TSR Modifier are rounded to the nearest tenth.

[2] The amount of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation, and are rounded up to the next whole share.

[3] Mr. Jones was not employed by the Company in fiscal year 2017.

Under the terms of the award agreements for market stock units granted in fiscal year 2017, if certain performance thresholds described below were met, a participating executive had the opportunity to earn a payout between 50% and 200% of his or her target number of market stock units based on the difference between the average of the Company's stock price for the 15 consecutive trading days ending on the grant date ("2017 MSU Grant Date Price") and the average of the Company's stock price for the 15 consecutive trading days beginning on the date the Company's Annual Report on Form 10-K was filed with the SEC for the last fiscal year within the performance period ("2017 MSU Ending Date Price"). The vesting of market stock units was subject to two thresholds, both of which must have been satisfied for any payout to occur. First, the 2017 MSU Ending Date Price must have been greater than or equal to 50% of the 2017 MSU Grant Date Price. Second, the Company's average return on invested capital based on after-tax net operating profit and average invested capital during the three-year performance period, each as defined in the award agreement, must have been greater than or equal to 14%. Based on the Company's results, and subject to adjustment pursuant to the terms of the H&R Block, Inc. 2013 Long Term Incentive Plan (the "2013 Plan") and the limited adjustments set forth in the applicable award agreement approved by the Compensation Committee at the time of grant, the Compensation Committee certified that both thresholds were achieved and approved a performance percentage of 122.4%, representing a 2017 MSU Ending Date Price of $28.52 divided by a 2017 MSU Grant Date Price of $23.30. As a result, our NEOs who received market stock unit awards in fiscal year 2017 received 122.4% of the market stock units they were initially granted, as well as additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation.

The table below shows the target-level opportunities and actual awards under our fiscal year 2017 market stock unit program for our NEOs:

Officers	MSUs Outstanding (#)[1]		Performance Percentage		Actual Shares Received (#)[2]
Jeffrey J. Jones II[3]	n/a	x	n/a	=	n/a
Tony G. Bowen	11,930.4	x	122.4%	=	14,603
Thomas A. Gerke	14,581.9	x	122.4%	=	17,849
Karen A. Orosco	7,953.6	x	122.4%	=	9,736
Kellie J. Logerwell	2,651.6	x	122.4%	=	3,246

[1] The number of MSUs outstanding includes dividend equivalents accrued on the number of MSUs granted in fiscal year 2017. The MSUs outstanding and Performance Percentage are rounded to the nearest tenth.

[2] The amount of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation, and are rounded up to the next whole share.

[3] Mr. Jones was not employed by the Company in fiscal year 2017.

Retirement, Health and Welfare Benefits, and Perquisites

The Company provides certain benefits to all full-time employees, including employer matching contributions to our qualified retirement plan, an employee stock purchase plan that permits purchases of our common stock at a discount, life insurance, health and welfare benefit programs, and the opportunity to use our tax preparation services for no charge. Benefits for executives generally are the same as benefits for all other full-time employees, except that executive officers and certain key employees may participate in our group life insurance program and our deferred compensation plan and are entitled to certain relocation benefits as described below. We have structured our executive benefit program to be consistent with our philosophy of emphasizing performance-based elements in our executive compensation program. We believe the benefits our executives receive as a part of our ongoing compensation program are modest relative to market practices.

In order to recruit and retain executives, the Company offers a group life insurance program that provides death benefits up to three times the participating executive's annual base salary. The death benefits are payable to beneficiaries designated by the participating executive.

Our deferred compensation plan, which is discussed in detail beginning on page 52, is designed to assist our executives in building retirement savings by offering participants the opportunity to defer their receipt of base salary and STI compensation.

The Company purchases tickets to various cultural, charitable, civic, entertainment, and sporting events for business development and relationship-building purposes, as well as to maintain our involvement in communities in which the Company operates and our employees live. Occasionally, our employees, including our executives, use such tickets for personal purposes when they are not otherwise needed to be used for business purposes.

Perquisites represent an immaterial element of our ongoing executive compensation program. We believe our overall executive perquisites provided in our ongoing executive compensation program are well below the market median relative to our Peer Group.

The Company also provides relocation benefits to eligible employees under our Executive Homeowner Relocation Policy. These relocation benefits generally cover certain common relocation expenses and are subject to a clawback requirement. The Company believes that providing relocation benefits under our Executive Homeowner Relocation Policy is important in incentivizing talented executives to relocate themselves and their families to our headquarters in Kansas City, Missouri. In particular, in connection with the expansion of our strategic investment in technology and the corresponding demand for qualified personnel, it is critical that we are able to recruit qualified employees from locations throughout the world. In a competitive market, our Executive Homeowner Relocation Policy is an important and necessary tool for us to recruit and onboard the most qualified talent and quickly and seamlessly integrate them into our workforce. A recipient is required to repay all or a portion of his or her relocation benefits to the Company in the event of his or her voluntary termination or involuntary termination for cause within 24 months following the relocation date. Upon commencement of his employment, Mr. Jones became eligible for, and he ultimately received, relocation benefits under this policy.

COMPENSATION ''CLAWBACK'' POLICY AND RESTRICTIVE COVENANTS

Our Board has adopted a ''clawback'' policy set forth in our Governance Guidelines which provides that, in the event of a restatement of our financial results, the Board has the authority to seek reimbursement of any portion of performance-based or incentive compensation paid, vested, or awarded in any previous year that is greater than the amount that would have been paid or awarded if calculated based on the restated financial results. The Jones Agreement, the Executive Performance Plan, the award agreements applicable to our executive officers under the 2013 Plan and the 2018 Plan, and the Executive Severance Plan each include a clawback provision consistent with the terms of the Board's clawback policy.

Our award agreements contain restrictive covenants, including non-competition and non-solicitation provisions, which, if violated, authorize the Company to cancel or rescind the award or seek reimbursement of value received by the individual, consistent with applicable law. In addition, the Executive Severance Plan provides that the Board may recover or require reimbursement of all severance, equity compensation awards (including profits from the sale of Company stock acquired pursuant to such awards), and other payments made to a participant under the Executive Severance Plan if the participant violates the provisions of any confidentiality, non-competition, non-solicitation, or similar agreement or policy.

COMPENSATION PHILOSOPHY AND BENCHMARKING

The Compensation Committee holistically considers a variety of factors when making decisions regarding the recruitment, retention and motivation of our executive officers. These factors, as they relate to setting target executive compensation opportunities, include:

- The executive officer's experience, knowledge, skills, level of responsibility, and potential to influence our performance and future success;

- The executive officer's compensation history;

- Our financial performance and the executive officer's performance (if applicable) in the prior year;

- Internal parity and the value and importance of the position to the Company and its achievement of its business plans;

- The business environment in which we operate to recruit and retain talent, the current economic climate, and market factors relevant to our business and our strategy;

- Each executive officer's role and scope of responsibilities relative to comparable positions in the Peer Group (as defined below) and survey data;

- Publicly-disclosed information regarding named executive officer compensation from our Peer Group companies; and

- Corporate governance and regulatory factors related to executive compensation.

The Compensation Committee also considers the Company's need to recruit and retain people with the skills and experience to establish, monitor and achieve the Company's strategic plan. Based on this information and with the input of the Committee's independent compensation consultant, the Compensation Committee members use their individual and collective business judgment to analyze each NEO's target total direct compensation, and set it at a level that is reasonable and competitive, and that appropriately balances the objectives of recruiting, retaining, and motivating our executives.

We benchmark our executive compensation practices relative to publicly-disclosed information for a defined group of peer companies, which for fiscal year 2019 is set forth below (the ''Peer Group''). We also review compensation data from multiple survey sources, reflective of general industry pay levels for companies of relevant size based on total revenue, as compared to each of the NEOs. For fiscal year 2019, these survey sources were the Aon Hewitt Total Compensation Measurement Executive Survey and the Willis Towers Watson CDB General Industry Executive Compensation Survey. The Compensation Committee reviews summary survey and Peer Group data to confirm that the market references we use are appropriate for our business and the industries in which we compete for executive talent.

With the input of its independent compensation consultant, the Compensation Committee reviews the Peer Group annually and revises it as circumstances warrant. We endeavor to identify companies that are comparable to or competitive with our core businesses, including tax and professional products and services, that have similar strategic plans or outlook, or that are comparable on a variety of relevant metrics. As a result of the Compensation Committee's annual review in February of 2018, the Compensation Committee determined to retain the same companies in its Peer Group for fiscal year 2019 as were used in the previous year. The Peer Group considered by the Compensation Committee in benchmarking fiscal year 2019 compensation therefore consisted of the following 17 companies:

Arthur J. Gallagher & Co.	Fidelity National Information Services, Inc.	Paychex, Inc.
Broadridge Financial Solutions, Inc.	First American Financial Corporation	Robert Half International Inc.
CA, Inc.	Fiserv, Inc.	Unisys Corporation
Convergys Corporation	Genpact Limited	The Western Union Company
DST Systems, Inc.	Global Payments Inc.	Willis Towers Watson PLC
Equifax Inc.	Intuit Inc.	

The Compensation Committee conducted its annual review of Peer Group Companies to be referenced in setting fiscal year 2020 compensation in February of 2019. With input from its independent compensation consultant, the Committee determined that Convergys Corporation and DST Systems, Inc. should be removed from the Peer Group companies used by the Compensation Committee for benchmarking fiscal year 2020 pay determinations, as both companies were acquired in 2018 and lacked up-to-date compensation data. Two new companies – CoreLogic, Inc. and Euronet Worldwide, Inc. – were added to replace the removed companies. The Compensation Committee determined that CoreLogic, Inc. and Euronet Worldwide, Inc. were appropriate from a size perspective and, given that they are in the same industry group as the companies being removed, would keep the overall industry orientation unchanged.

Use of External Consultant

The Compensation Committee retains Frederic W. Cook & Co. (''FW Cook'') as its external, independent compensation consultant for objective advice and assistance on executive compensation matters. FW Cook reports directly to the Committee and the Committee may replace FW Cook or hire additional consultants at any time. FW Cook advises the Compensation Committee on issues pertaining to executive compensation, including the assessment of market-based compensation levels, the selection of our Peer Group, our pay positioning relative to the market, the mix of pay, incentive plan design, and other executive employment matters. FW Cook provides its advice based in part on prevailing and emerging market practices, as well as our specific business context. The Committee retains sole authority to hire FW Cook, approve its compensation and the appropriate funding by the Company for such compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. The Compensation Committee believes that external compensation consultants for the Compensation Committee should be independent and serve the Compensation Committee exclusively, and should not perform any other services for the Company at any time. FW Cook performs no other services for the Company.

For fiscal year 2019, the Compensation Committee assessed FW Cook's independence, taking into account the following factors:

- FW Cook provides no other services to the Company;

- The amount of fees received from the Company by FW Cook as a percentage of FW Cook's total revenue;

- FW Cook's policies and procedures that are designed to prevent conflicts of interest;

- Any business or personal relationship between the individuals at FW Cook performing consulting services and the members of the Compensation Committee;

- Any ownership of Company stock by the individuals at FW Cook performing consulting services for the Compensation Committee; and

- Any business or personal relationship between the consultant or any other employee at FW Cook and an executive officer of the Company.

In connection with the Compensation Committee's review, FW Cook provided the Compensation Committee with appropriate assurances and confirmation of its independent status. The Compensation Committee believes FW Cook has been independent throughout its service for the Committee and that there is no conflict of interest between FW Cook and the Compensation Committee.

Executive Evaluation Process

The Compensation Committee generally reviews our CEO's performance each year against pre-established financial, operational, strategic, and individual objectives. Our CEO is responsible for sharing with the Compensation Committee his current year accomplishments in light of current year objectives, as well as proposed objectives for the following year. The Compensation Committee reviews the CEO's accomplishments, objectives, and overall performance with assistance from the Compensation Committee's independent compensation consultant. The Committee keeps the independent members of the Board apprised of its activities related to the review and approval of CEO performance and compensation matters and, from time to time, consults with such independent members on matters concerning CEO compensation. Based on its evaluation, the Compensation Committee determines the CEO's compensation. Following such determination, the Chairman of the Board discusses the Compensation Committee's evaluation and determinations with the CEO. Our CEO does not play a role in determining his own compensation, other than discussing his annual performance review with the Chairman of the Board and sharing his accomplishments and proposed objectives with the Compensation Committee.

The Compensation Committee consults with the CEO concerning the performance of other executive officers and approves the compensation of such officers, taking into account recommendations of the CEO and input from the Board and the Committee's independent compensation consultant. Our CEO, General Counsel and Chief Administrative Officer, and Chief People Officer assist the Compensation Committee in reaching compensation decisions regarding executives other than themselves. In addition, the CEO (with input from other senior executives) develops recommendations for the Committee's approval regarding performance goals under our STI and LTI compensation programs. Executive officers do not play a role in determining their own compensation, other than discussing their annual performance reviews with their supervisors and, in the case of the CEO, making recommendations for the Committee's approval regarding performance goals under our STI and LTI programs. The Committee reviews the recommendations and approves any changes as it determines in its sole discretion to be in the best interests of the Company and our shareholders.

Stock Ownership Guidelines

We believe that our executive officers should have a significant financial stake in the Company to ensure that their interests are aligned with those of our shareholders. To that end, the Company has adopted stock ownership guidelines that define ownership expectations for certain executive officers covered under the guidelines. Under the guidelines adopted by the Committee, covered executives are expected to attain and retain a level of qualifying equity securities equal to a multiple of their annual base salaries. In determining whether a covered executive has met the applicable ownership requirement, we include shares owned by such executive directly or indirectly, the after-tax value of vested stock option awards, and share equivalents the executive holds in the Company's benefit plans (collectively, such shares, awards, and share equivalents, "Covered Shares"). Unvested equity awards, regardless of the type of award, are not included for purposes of determining compliance with the executive's ownership requirement.

Our stock ownership guidelines provide that, until a covered executive satisfies the applicable holding requirement, he or she is required to retain a specified percentage of any Covered Shares owned as of the date on which he or she becomes subject to the guidelines or acquired thereafter. The covered executives, required ownership levels, and retention percentages under our stock ownership guidelines are as follows:

Covered Executives	Ownership Requirement	Retention Percentage
Chief Executive Officer	6x Base Salary	100%
Senior Executive Team, as designated by the CEO[1]	3x Base Salary	50%

[1] Includes Messrs. Bowen and Gerke and Ms. Orosco.

Before a covered executive satisfies the applicable ownership requirement, he or she will be subject to the retention requirements described above and may only sell or transfer Covered Shares in a manner that does not violate the applicable retention percentage requirement. After the covered executive satisfies the applicable ownership requirement, he or she will no longer be subject to the retention requirements and the stock ownership guidelines will no longer preclude a sale or transfer of any Covered Shares, so long as such executive's ownership of Covered Shares continues to exceed the applicable ownership requirement. Mr. Gerke has met the 3x Base Salary ownership requirement applicable to him in his role as General Counsel and Chief Administrative Officer. The other covered executives are progressing toward attaining their applicable ownership requirements. The Compensation Committee annually reviews each covered executive's progress toward meeting the stock ownership guidelines.

Accounting for Stock-Based Compensation

The Company recognizes stock-based compensation expense for the issuance of performance share units, market stock units, and restricted share units, as well as stock purchased under our employee stock purchase plan, pursuant to FASB Accounting Standards Codification Topic 718, ''Stock Compensation.'' Under this accounting methodology, the Company generally recognizes stock-based compensation expense on a straight-line basis over applicable vesting periods. For assumptions used in determining these expenses, refer to Note 9 of the Company's financial statements in the Company's Annual Report on Form 10-K for the year ended April 30, 2019, as filed with the SEC.

Prohibition on Derivatives Trading and Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits all directors and employees, including the NEOs, from trading in any puts, calls, covered calls or other derivative products involving any Company securities. Additionally, our policy prohibits these individuals from engaging in any hedging transactions with respect to any Company securities, which includes the purchase of certain instruments (including ''cashless collars,'' forward sales contracts, equity swaps or any other similar instruments) designed to hedge, monetize, or offset any decrease in the market value of such securities. The policy also prohibits our employees and directors from pledging, or using as collateral, Company securities in order to secure personal loans or obligations, which includes a prohibition against holding shares of Company stock in a margin account.

Tax Considerations

As amended by the Tax Cuts and Jobs Act of 2017 (the ''Tax Legislation''), for tax years beginning after December 31, 2017, Section 162(m) of the Internal Revenue Code denies us from taking a federal income tax deduction for annual individual compensation over $1 million paid to our Chief Executive Officer, Chief Financial Officer, and certain other current and former executive officers. Prior to the enactment of the Tax Legislation, Section 162(m) included an exception to the $1 million limit for ''performance-based'' compensation that permitted qualifying compensation to be deductible even if it exceeded the $1 million limit. Our STI awards, stock options, performance share units, and market stock units granted to our NEOs were intended to qualify for the exception. However, as of January 1, 2018, compensation paid to our NEOs in any year in excess of $1 million is not deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Notwithstanding the elimination of the performance-based compensation exception under Section 162(m), the Compensation Committee believes that the primary objective of our compensation programs is to recruit, retain, and motivate highly talented executives and that a significant portion of our NEOs' compensation should continue to be tied to the Company's performance. Therefore, the changes to Section 162(m) have not significantly impacted the design of our compensation program to date.

TERMINATION OF EMPLOYMENT, SEVERANCE, AND TRANSITION ARRANGEMENTS

Severance Arrangements

In connection with the Company's movement from executive employment agreements to standardized employment terms and arrangements, the Company adopted the H&R Block Executive Severance Plan (''Executive Severance Plan''). Messrs. Bowen and Gerke and Mses. Orosco and Logerwell are participants in the Executive Severance Plan. Under the terms of the Jones Agreement, which is described in more detail on page 53, Mr. Jones would only participate in the Executive Severance Plan if and to the extent that the benefits related to equity awards thereunder exceeded those contained in the Jones Agreement.

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the recruiting and retention of highly skilled executives by protecting them from the short-term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are modest relative to the market but sufficient to support the above objectives.

In addition, in connection with equity awards granted pursuant to the 2013 Plan and 2018 Plan, our current NEOs' award agreements contain provisions providing for vesting of a pro-rated portion of performance share unit and market stock unit awards outstanding for more than a year in the event of involuntary termination without cause, subject to attaining certain performance thresholds. The vesting provisions of our outstanding award agreements are described in detail beginning on page 55 below.

Change in Control Provisions

Change in control provisions for our NEOs are set forth in the Executive Severance Plan, discussed above and on page 54, and the LTI awards, discussed beginning on page 55. The Company provides these ''change in control'' benefits as a means to recruit and retain talented executives, who could have other job alternatives that may appear more attractive absent these benefits. In addition, by providing financial protection in the event that a transaction results in the loss of employment, the change in control program helps to ensure the independence and objectivity of our executives when reviewing potential transactions and that executives will remain focused during periods of uncertainty. All change in control payments under the Executive Severance Plan require both a change in control and the subsequent loss of employment by the NEO (a ''double-trigger'').

Change in control provisions for Mr. Jones are set forth in the Jones Agreement. Consistent with the Executive Severance Plan, the Jones Agreement does not provide for any gross-up payments to offset excise tax liabilities that result from change in control payments. All change in control payments under the Jones Agreement include a double-trigger, as described above.

In addition, in connection with equity awards granted pursuant to the 2013 Plan and 2018 Plan, our current NEOs have entered into award agreements with the Company that contain provisions accelerating the vesting of equity awards upon certain changes in control and include a double-trigger, as described above. The Company uses this ''double-trigger'' equity acceleration policy to protect against the loss of retention power following a change in control and to avoid windfalls, both of which could occur if vesting accelerated automatically as a result of a transaction. Equity acceleration following a change in control under the award agreements is discussed beginning on page 55.

The Company has historically avoided the use of excise tax gross-up provisions relating to a change in control and associated ''parachute payments'' and has no such gross-up obligations in place with respect to any executive officers, including Mr. Jones. Consistent with the Company's historical practice, in the future we intend to refrain from providing excise tax gross-up provisions relating to a change in control.

These change in control arrangements are not provided exclusively to the NEOs. A larger group of management employees is eligible to receive many of the change in control benefits described in this section.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussion with management, the Committee approved the Compensation Discussion and Analysis and recommended to the Board of Directors that it be included in the Company's 2019 Proxy Statement and the Company's Annual Report on Form 10-K.

COMPENSATION COMMITTEE
Bruce C. Rohde, Chair
Richard A. Johnson
David Baker Lewis
Matthew E. Winter

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-employee directors, each of whom is independent, served on the Compensation Committee of the Board of Directors during the fiscal year ended April 30, 2019: Bruce C. Rohde (Chair), Richard A. Johnson, David Baker Lewis, Tom D. Seip (until September 13, 2018), and Matthew E. Winter. No director serving on the Compensation Committee during fiscal year 2019 (i) was or was formerly an officer or employee of the Company or any of its subsidiaries or (ii) had any relationships requiring disclosure in this proxy statement. None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Compensation Committee.

RISK ASSESSMENT IN COMPENSATION PROGRAMS

With the assistance of FW Cook, the Compensation Committee has assessed its broad-based and executive compensation programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. The risk assessment included two work streams – one focused on reviewing areas of enterprise risk and the other focused on identifying compensation design risk. The enterprise risk analysis examined the types and magnitudes of risks our business activities present to the Company. The compensation design risk analysis examined the potential risks in the design of our performance-based compensation arrangements. The Committee identified and assessed the risk profile of each performance-based compensation plan. In this assessment, the Committee considered several features we have adopted to mitigate potential risks related to our compensation practices, including:

- Placing greater emphasis on long-term equity incentives over short-term cash incentives;

- Utilizing caps on potential payments of cash and equity compensation;

- Our clawback policy, which is discussed beginning on page 43;

- Our Insider Trading Policy, which prohibits executives from hedging in the Company's stock, pledging the Company's stock, and engaging in transactions involving derivative products related to the Company's stock;

- Our executive stock ownership guidelines, which, among other things, require our CEO to own shares or share equivalents held in the Company's benefit plans equal to six times his or her base salary, which is discussed further on page 45; and

- The overall design of our compensation programs, including our focus on at-risk compensation that is directly tied to the Company's performance and utilization of a balanced mix of performance measures which avoid placing excessive weight on a single performance measure.

As a result of our analysis, the Compensation Committee believes, and FW Cook concurs, that our compensation policies and practices do not create inappropriate or unintended material risks to the Company as a whole, and that, consequently, our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company

SUMMARY COMPENSATION TABLE

The following table sets forth for the fiscal year ended April 30, 2019 the compensation paid to or earned by the Company's named executive officers.

Name and Principal Position	Fiscal Year[1]	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Jeffrey J. Jones II, President and Chief Executive Officer	2019	997,734	—	5,500,027	—	1,317,131	689,128	8,504,020
	2018	697,047	950,000	7,937,065	1,375,003	941,420	34,615	11,935,150
Tony G. Bowen, Chief Financial Officer	2019	539,973	—	1,000,051	—	465,960	14,489	2,020,473
	2018	470,989	—	1,000,074	—	419,328	14,095	1,904,486
	2017	399,437	—	900,034	—	365,400	14,384	1,679,255
Thomas A. Gerke, General Counsel and Chief Administrative Officer	2019	601,648	—	1,100,043	—	508,320	14,689	2,224,700
	2018	773,846	—	2,500,004	—	982,800	13,248	4,269,898
	2017	554,533	—	1,100,050	—	535,920	12,659	2,203,162
Karen A. Orosco, Senior Vice President, U.S. Retail[6]	2019	461,470	—	900,035	—	402,420	14,304	1,778,229
Kellie J. Logerwell, Vice President and Chief Accounting Officer	2019	249,038	—	250,044	—	132,375	12,531	643,988
	2018	239,468	—	250,059	—	117,936	12,284	619,747

[1] Compensation for fiscal year 2017 and 2018 is included for only those NEOs who were also NEOs of the Company for such fiscal years.

[2] The amounts shown represent base salary amounts accrued by the Company related to the applicable fiscal year, rather than amounts actually paid to the executives. In addition, any base salary changes take effect following Compensation Committee approval in June. Therefore, these numbers vary somewhat from the annual base salaries disclosed on page 30. Each of the NEOs contributed a portion of his or her fiscal year 2019 salary to the Company's 401(k) savings plan, the H&R Block Retirement Savings Plan (''RSP'').

[3] This column represents the grant date fair value under ASC 718 for performance share units, market stock units, and restricted share units granted during fiscal year 2019, as well as prior fiscal years (as applicable). Grants in fiscal years 2017 and 2018 were made pursuant to the 2013 Plan, and grants made in fiscal year 2019 were made pursuant to the 2018 Plan. The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 9 ''Stock-Based Compensation'' to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2019, as filed with the SEC. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

[4] This column represents amounts awarded and earned under the Company's STI compensation program, as discussed beginning on page 31. Payouts achieved over target were paid in restricted share units vesting ratably over two years granted under the 2018 Plan.

[5] In valuing personal benefits, we use the incremental cost to the Company of the benefit. For fiscal year 2019, these figures include the following: (i) the Company's matching contributions under the RSP of $11,000 (Mr. Jones), $11,969 (Mr. Bowen), $11,923 (Mr. Gerke), $12,246 (Ms. Orosco), and $11,139 (Ms. Logerwell); (ii) the economic value of the death benefit provided by the Company's group life insurance program of $1,620 (Mr. Jones), $2,333 (Mr. Bowen), $2,527 (Mr. Gerke), $1,871 (Ms. Orosco), and $1,205 (Ms. Logerwell) (the imputed income reported represents the portion of the premium paid by the Company that is attributable to term life insurance coverage for the executive officer; the program provides only an insurance benefit with no cash compensation element to the executive officer); (iii) tax reimbursements provided to Mr. Jones by the Company pursuant to our standard Company Executive Homeowner Relocation Policy, committed to at the time of Mr. Jones's hiring in fiscal year 2018 pursuant to his employment agreement, related to Mr. Jones's imputed income resulting from payments by the Company on Mr. Jones's behalf for elements of his relocation expenses ($55,942); (iv) payment by the Company of relocation expenses on Mr. Jones's behalf pursuant to our standard Company Executive Homeowner Relocation Policy, committed to at the time of Mr. Jones's hiring in fiscal year 2018 pursuant to his employment agreement, totaling $615,566 (Mr. Jones's relocation expenses incurred in fiscal year 2019 include temporary living expenses, the Company's incremental costs associated with facilitating the sale of Mr. Jones's home (including the purchase and sale of the home on the Company's behalf by a third-party provider of relocation services), household goods and automobile shipment, and reimbursement of certain other relocation expenses); and (v) H&R Block Foundation matching amount on behalf of Mr. Jones ($5,000) with respect to his individual contributions to 501(c)(3) organizations on a calendar year basis relating to their respective positions as a director of the Company. The Company did not make any payments on behalf of any of our NEOs for the incremental cost of personal use of the Company's fractional share of a private aircraft; Messrs. Jones and Bowen's family members or guests accompanied them on certain business flights at no incremental cost to the Company (incremental cost includes variable costs incurred as a result of personal flight activity, such as hourly charges for each flight, fuel charges, and miscellaneous fees; it excludes non-variable costs, such as the Company's monthly management fee and insurance fees).

[6] Ms. Orosco was appointed as an executive officer of the Company effective May 1, 2018.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about non-equity incentive plan awards, equity incentive plan awards, and stock awards granted to our NEOs during the fiscal year ended April 30, 2019. The compensation plans under which the grants in the following table were made are described on pages 31 through 42 of this proxy statement.

Name of Executive	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jones												
- STI Award[2]	—	—	310,938	1,243,750	2,487,500	—	—	—	—	—	—	—
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	62,548	125,096	48,288	—	—	2,750,017
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	120,456	240,912	—	—	—	2,750,010
Bowen												
- STI Award[2]	—	—	110,000	440,000	880,000	—	—	—	—	—	—	—
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	11,373	22,746	8,780	—	—	500,028
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	21,902	43,804	—	—	—	500,023
Gerke												
- STI Award[2]	—	—	120,000	480,000	960,000	—	—	—	—	—	—	—
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	12,510	25,020	9,658	—	—	550,023
- LTI Award[1]	6/30/18	6/19/17	—	—	—	—	24,092	48,184	—	—	—	550,020
Orosco												
- STI Award[2]	—	—	95,000	380,000	760,000	—	—	—	—	—	—	—
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	10,236	20,472	7,902	—	—	450,033
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	19,711	39,422	—	—	—	450,002
Logerwell												
- STI Award[2]	—	—	31,250	125,000	250,000	—	—	—	—	—	—	—
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	2,844	5,688	2,195	—	—	125,027
- LTI Award[1]	6/30/18	6/25/18	—	—	—	—	5,476	10,952	—	—	—	125,017

[1] Amounts represent awards made under the Company's LTI compensation program and granted pursuant to the 2018 Plan. Dollar values represent the accounting grant date fair value of performance share units, market stock units, and restricted share units under ASC 718. The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 9 ''Stock-Based Compensation'' to the Company's consolidated financial statements in the Form 10-K for the year ended April 30, 2019, as filed with the SEC. The dollar values reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs. See beginning on page 35 for a discussion of the terms of the fiscal year 2019 LTI awards.

[2] Amounts represent the potential value of the payouts under the Company's STI compensation program. Actual fiscal year 2019 STI payout amounts are included in the Summary Compensation Table on page 49. See beginning on page 31 for a discussion of the terms of the fiscal year 2019 STI awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes the equity awards made to our NEOs outstanding as of April 30, 2019.

Name of Executive	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Jones	—	—	—	—	—	—	—	106,428	2,895,912
	—	—	—	—	—	117,071	3,185,505	—	—
	—	—	—	—	—	—	—	188,338	5,124,687
	—	—	—	—	—	49,696	1,352,216	—	—
	91,301	182,604	—	$29.73	8/21/27	—	—	—	—
Bowen	—	—	—	—	—	—	—	31,427	855,131
	—	—	—	—	—	2,783	75,733	—	—
	—	—	—	—	—	—	—	26,086	709,787
	—	—	—	—	—	4,611	125,470	—	—
	—	—	—	—	—	—	—	34,245	931,805
	—	—	—	—	—	9,036	245,868	—	—
Gerke	—	—	—	—	—	—	—	38,411	1,045,173
	—	—	—	—	—	3,402	92,565	—	—
	—	—	—	—	—	—	—	65,209	1,774,350
	—	—	—	—	—	11,521	313,491	—	—
	—	—	—	—	—	—	—	37,669	1,024,971
	—	—	—	—	—	9,940	270,454	—	—
	104,734	—	—	$17.00	2/1/22	—	—	—	—
Orosco	—	—	—	—	—	—	—	20,952	570,097
	—	—	—	—	—	1,856	50,499	—	—
	—	—	—	—	—	—	—	20,868	567,829
	—	—	—	—	—	3,688	100,348	—	—
	—	—	—	—	—	—	—	30,820	838,610
	—	—	—	—	—	8,132	221,281	—	—
Logerwell	—	—	—	—	—	—	—	6,984	190,042
	—	—	—	—	—	619	16,833	—	—
	—	—	—	—	—	—	—	6,522	177,476
	—	—	—	—	—	1,154	31,403	—	—
	—	—	—	—	—	—	—	8,563	232,986
	—	—	—	—	—	2,259	61,467	—	—

[1] Mr. Jones's unvested stock options vest in two equal increments on August 21, 2019 and August 21, 2020.

[2] Unvested restricted share units of the Company's common stock vest as follows: Mr. Jones – 49,696 restricted share units vest in one-third increments on June 30, 2019, June 30, 2020, and June 30, 2021; 18,263 restricted share units vest in two equal increments on June 30, 2019 and June 30, 2020; 98,808 restricted share units vest in two equal increments on August 21, 2019 and August 21, 2020; Mr. Bowen – 9,036 restricted share units vest in one-third increments on June 30, 2019, June 30, 2020, and June 30, 2021; 4,611 restricted share units vest in two equal increments on June 30, 2019 and June 30, 2020; 2,783 restricted share units vest on June 30, 2019; Mr. Gerke – 9,940 restricted share units vest in one-third increments on June 30, 2019, June 30, 2020, and June 30, 2021; 11,521 restricted share units vest in two equal increments on June 30, 2019 and June 30, 2020; 3,402 restricted share units vest on June 30, 2019; Ms. Orosco – 8,132 restricted share units vest in one-third increments on June 30, 2019, June 30, 2020, and June 30, 2021; 3,688 restricted share units vest in two equal increments on June 30, 2019 and June 30, 2020; 1,856 restricted share units vest on June 30, 2019; Ms. Logerwell – 2,259 restricted share units vest in one-third increments on June 30, 2019, June 30, 2020, and June 30, 2021; 1,154 restricted share units vest in two equal increments on June 30, 2019 and June 30, 2020; 619 restricted share units vest on June 30, 2019.

[3] Market value was determined using the closing price of the Company's common stock of $27.21, which was the closing price as reported on the NYSE on April 30, 2019.

[4] Unvested target performance share units and market stock units (including dividend equivalents accumulated as of April 30, 2019) vest as follows: Mr. Jones – 123,967 performance share units and 64,371 market stock units cliff vest on June 30, 2021; 68,276 performance share units and 38,152 market stock units cliff vest on June 30, 2020; Mr. Bowen – 22,540 performance share units and 11,705 market stock units cliff vest on June 30, 2021; 16,978 performance share units and 9,107 market stock units cliff vest on June 30, 2020; 19,604 performance share units and 11,823 market stock units cliff vest on June 30, 2019; Mr. Gerke – 24,794 performance share units and 12,875 market stock units cliff vest on June 30, 2021; 42,443 performance share units and 22,767 market stock units cliff vest on June 30, 2020; 23,961 performance share units and 14,451 market stock units cliff vest on June 30, 2019; Ms. Orosco – 20,286 performance share units and 10,534 market stock units cliff vest on June 30, 2021; 13,582 performance share units and 7,286 market stock units cliff vest on June 30, 2020; 13,070 performance share units and 7,882 market stock units cliff vest on June 30, 2019; Ms. Logerwell – 5,636 performance share units and 2,927 market stock units cliff vest on June 30, 2021; 4,245 performance share units and 2,277 market stock units cliff vest on June 30, 2020; 4,357 performance share units and 2,628 market stock units cliff vest on June 30, 2019. Actual shares delivered are subject to performance conditions and therefore may vary from the target units reported here.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table summarizes the value realized by the NEOs upon option award exercises and stock award vesting during the fiscal year ended April 30, 2019.

Name of Executive	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)
Jones	—	—	10,886	255,984
Bowen	—	—	7,827	178,328
Gerke	17,646	182,283	24,841	565,938
Orosco	—	—	7,254	165,270
Logerwell	—	—	3,044	69,351

[1] The value realized upon the exercise of the stock options reflect the number of options multiplied by the difference between the closing stock price of our common stock on the date of the exercise and the exercise price of the options.

[2] Amounts in this column reflect restricted share units that vested during the fiscal year ended April 30, 2019 (including dividend equivalents accumulated as the date of vesting) and fiscal year 2016 performance share units and market stock units that vested as of June 30, 2018 and were distributed in July 2018 (including dividend equivalents accumulated as of the date of vesting). These amounts do not include shares acquired pursuant to the vesting of the fiscal year 2017 performance share units and market stock units on July 18, 2019, which were distributed in July 2019 following Compensation Committee certification of the performance and approval of the payouts (as described above under "Vesting and Performance-based Payouts of Fiscal Year 2017 Performance Share Units and Market Stock Units" beginning on page 40).

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table summarizes our NEOs' compensation under the H&R Block, Inc. Deferred Compensation Plan for Executives during fiscal year 2019.

Name of Executive	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Jones	16,967	103,709	8,015	—	128,691
Bowen	—	—	—	—	—
Gerke	—	—	—	—	—
Orosco	—	—	—	—	—
Logerwell	—	—	—	—	—

[1] The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation.

[2] Amounts in this column include, among other things, NEO contributions and Company contributions previously reflected in Summary Compensation Tables included in the Company's proxy statements commencing with the proxy statement for the fiscal year ended April 30, 2012 to the extent any such NEO was included in the Company's Summary Compensation Tables for such fiscal years.

H&R BLOCK DEFERRED COMPENSATION PLAN FOR EXECUTIVES

The Company provides the H&R Block, Inc. Deferred Compensation Plan for Executives, a nonqualified plan (the "DC Plan"), to employees who meet certain eligibility requirements. The DC Plan is intended to pay, out of the general assets of the Company, an amount substantially equal to the deferrals and Company contributions, adjusted for any earnings or losses. The Company does not provide any matching contributions for this plan.

Participants can elect to defer from 0% to 100% of eligible base salary and eligible commissions and up to 100% of annual bonus on a pre-tax basis. The DC Plan offers various investment options (which mirror the options available under the Company's 401(k) plan) to participants, including a fixed rate option and Company stock. Participant deferrals are credited to a bookkeeping account that is administered by Fidelity Investments. Earnings are credited to each participant's account based on the investment options selected by such participant. Participants may change or reallocate their investments at any time.

Participants can elect to receive in-service payments or lump-sum or monthly payments over one to 15 years following termination from service or disability. To ensure compliance with IRC Section 409A, the DC Plan provides that the payments following termination shall not be made before a date that is six months after the termination date. Amounts deferred under the DC Plan by NEOs, if any, are included in the appropriate column of the Summary Compensation Table.

EMPLOYMENT AGREEMENTS, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

Jeffrey J. Jones II Employment Agreement

Jeffrey J. Jones II entered into the Jones Agreement in August 2017. The Jones Agreement provides the following terms for Mr. Jones's service as President and Chief Executive Officer of the Company:

Compensation. The Jones Agreement provides for: an initial base salary of $995,000; participation in the Company's STI compensation plan with a target incentive award equal to 125% of base salary; and sign-on awards of cash and equity (the "Inducement Awards"). Mr. Jones was also entitled to reimbursement of expenses in relocating his family to Kansas City as provided under the Company's executive relocation policy.

Term. Unless earlier terminated, the Jones Agreement expires on August 21, 2022.

Restrictive Covenants. The Jones Agreement imposes restrictive covenants on Mr. Jones, which include: non-hire, non-solicitation, non-competition, and non-disparagement during the term and for two years following his last day of employment, and non-disclosure of proprietary information during the term and thereafter in perpetuity.

Severance Benefits. Under the Jones Agreement, in the event of a termination by the Company other than for Cause or by Mr. Jones for Good Reason, subject to his execution of a release, Mr. Jones is entitled to a lump-sum payment equal to his base salary and his target bonus; an amount equal to the COBRA premium for 18 months following termination; a pro-rata bonus for the year of termination based on actual Company and individual performance for the applicable fiscal year; and full and immediate vesting of the Inducement Awards.

If Mr. Jones's employment is terminated within 24 months following a Change in Control or within 120 days prior to a transaction that constitutes a "change in control" under IRC Section 409A by the Company other than for Cause or by Mr. Jones for Good Reason, Mr. Jones is entitled to a lump-sum payment equal to his base salary and his target bonus; an amount equal to the COBRA premium for 18 months following termination; an additional lump sum payment equal to his base salary plus six times the monthly COBRA premium; a pro-rata bonus for the year of termination based on target performance; and full and immediate vesting of the Inducement Awards.

Death or Disability. Under the Jones Agreement, in the event of Mr. Jones's death or disability, he or his representatives are entitled to a pro-rata bonus for the year of termination based on actual Company and individual performance for the applicable fiscal year and full and immediate vesting of the Inducement Awards. If Mr. Jones's death or disability occurs within 24 months following a Change in Control or within 120 days prior to a transaction that constitutes a "change in control" under IRC Section 409A, Mr. Jones is entitled to a pro-rata bonus for the year of termination based on target performance, and full and immediate vesting of the Inducement Awards.

Definitions. For purposes of the Jones Agreement, the following terms are defined to mean:

"Cause": any one or more of the following grounds:

(i)   Mr. Jones's commission of an act materially and demonstrably detrimental to the Company or any affiliate, which act constitutes gross negligence or willful misconduct by Mr. Jones in the performance of his material duties to the Company or any affiliate;

(ii)   Mr. Jones's commission of any material act of dishonesty or breach of trust resulting or intending to result in material personal gain or material enrichment of Mr. Jones at the expense of the Company or any affiliate;

(iii) Mr. Jones's violation of certain covenants related to confidentiality, non-hiring of employees, and non-solicitation of customers, and non-competition; or

(iv) The inability of the Company or any affiliate to participate in any activity subject to government regulation and material to the Company's or any affiliate's business solely as a result of any willful action or inaction by Mr. Jones.

"Change in Control": as defined in the 2013 Plan, which includes one or more of the following events, subject to certain exceptions: (i) during any 24-month period, individuals who, as of the beginning of such period, constitute the Board no longer constitute at least a majority of the Board; (ii) any person is or becomes a beneficial owner of securities representing 35% or more of the combined voting power of the Company's then outstanding securities; (iii) a merger, consolidation or similar corporate transaction that requires the approval of the Company's shareholders; and (ii) the sale of 50% or more of the total gross fair market value of the Company's assets.

''Good Reason'': any one or more of the following grounds unless cured within thirty days of receipt of notice thereof:

(i)   A material diminution in Mr. Jones's base salary or target bonus opportunity;

(ii) Relocation of Mr. Jones's location of employment outside of the Kansas City, Missouri metropolitan area;

(iii) A material diminution in Mr. Jones's responsibilities, duties or authority, authority as President and Chief Executive Officer of the Company, or a requirement to report to anyone other than the Company's Board of Directors; or

(iv) Any other action or inaction that constitutes a material breach by the Company of the Jones Agreement.

H&R Block Executive Severance Plan

Messrs. Gerke and Bowen and Mses. Orosco and Logerwell participate in the Executive Severance Plan. Pursuant to the Jones Agreement, Mr. Jones participates in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceed those contained in the Jones Agreement.

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the attraction and retention of highly skilled executives by protecting them from the short-term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are modest relative to the market.

Eligibility. An associate of the Company whose participation in the Executive Severance Plan is approved by the Compensation Committee is eligible.

Severance Benefits. Under the terms of the Executive Severance Plan, if a participant incurs a Qualifying Termination or a Change in Control Termination (which includes a participant's Good Reason Termination within 75 days immediately preceding or within 18 months immediately following a Change in Control), subject to the execution of a release, he or she is entitled to receive a lump sum severance amount equal to: (i) the participant's monthly compensation multiplied by the participant's years of service, subject to a minimum payout equal to 12 months of service and a maximum payout equal to 18 months of service; (ii) a specified percentage of the participant's monthly compensation, as determined by the Compensation Committee, multiplied by the participant's years of service, subject to a minimum payout equal to 12 months of service and a maximum payout equal to 18 months of service; and (iii) an amount equal to the participant's COBRA subsidy multiplied by 12, if the participant was enrolled in the Company's applicable health, dental, and vision benefits on the termination date. The Company will also provide reasonable outplacement assistance for a period not to exceed 15 months. The participant is entitled to a pro-rata award of any amounts payable under the Company's STI compensation plan, based upon the participant's actual performance and the attainment of goals established as determined by the Board in its sole discretion.

Definitions. For purposes of the Executive Severance Plan, the following terms are defined to mean:

''Cause'': any of the following unless, if capable of cure, such events are fully corrected in all material respects by the participant within 10 days after the Company provides notice of the occurrence of such event:

(i)   Misconduct that materially interferes with or materially prejudices the proper conduct of the business of the Company;

(ii) Commission of an act materially and demonstrably detrimental to the good will of the Company;

(iii) Commission of any act of dishonesty or breach of trust resulting or intending to result in material personal gain or enrichment of the participant at the expense of the Company;

(iv) Violation of any non-competition, non-solicitation, confidentiality or similar restrictive covenant under any employment-related agreement, plan, or policy with respect to which the participant is a party or is bound; or

(v)   Conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving an act of moral turpitude or a felony.

"Change in Control": generally, the occurrence of one or more of the following events, subject to certain exceptions: (i) any person or group increases their Company stock ownership to more than 50% of the total fair market value or voting power of the Company's stock; (ii) any person or group acquires (when combined with all acquisitions of the Company's stock in a 12-month period) ownership of 35% or more of the total voting power of the Company's stock; (iii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not approved in advance by two-thirds of the members of the Board; and (iv) any person or group acquires (when combined with all other acquisitions of the Company's assets acquired during the prior 12-month period) assets equal to or more than 50% of the total gross fair market value of all of the assets of the Company.

"Good Reason Termination": a separation from service within 75 days immediately preceding or 18 months immediately following a Change in Control which is initiated by the participant, subject to certain notice requirements, on account of one or more of the following conditions occurring within that same time frame without the consent of the participant that is not substantially remedied by the Company:

(i)   A material diminution in the participant's base compensation;

(ii) A material diminution in the participant's authority, duties, or responsibilities;

(iii) A material change in the geographic location at which the participant must perform the services; or

(iv) Any other action or interaction that constitutes a material breach by the Company of any written employment-related agreement between the participant and the Company.

"Qualifying Termination": the involuntary separation from service by the Company under circumstances not constituting Cause, but does not include the elimination of the participant's position where the participant was offered a comparable position with the Company or with a party that acquires any assets from the Company, the redefinition of participant's position to a lower compensation rate or grade, or the participant's death or disability.

Equity Award Agreements

In connection with equity awards our executives enter into equity award agreements that provide for acceleration of vesting or acceleration of forfeiture of the awards upon certain events.

Retirement. Our standard equity award agreements for restricted share units applicable to grants during the time period covered by this proxy statement contain a retirement provision that accelerates the vesting of a pro-rata portion of all outstanding restricted share units that have been outstanding for at least one year. The pro-rata portion is equal to a percentage based upon the number of whole months of service completed divided by 36, minus the number of restricted share units previously vested. Our standard equity award agreements for performance share units and market stock units applicable to grants made during the time period covered by this proxy statement contain a retirement provision that provides for the pro-ration of awards that have been outstanding for at least one year based on the number of whole months of service completed divided by 36, with the ultimate vesting of the awards subject to attaining the performance goals set forth in the applicable award agreement. Retirement is defined as voluntary termination at or after (i) reaching age 55 with at least five years of service with the Company or (ii) reaching age 60.

The Compensation Committee utilized alternate forms of award agreements for Mr. Gerke beginning in fiscal year 2017, which are described in the Company's Current Report on Form 8-K filed with the SEC on July 1, 2014, that define retirement as voluntary termination at or after reaching age 60. In addition, such alternate forms of award agreements contain modified vesting provisions providing that voluntary retirement after reaching age 60 will not result in the forfeiture of any equity awards outstanding for more than one year prior to such retirement; rather, the entire equity awards will continue to vest on the stated vesting dates set forth in the applicable award agreement and with performance adjustments (if any) made under such agreement as if he remained employed through such stated vesting dates.

Severance Benefits; Death or Disability. Equity awards provide for vesting or forfeiture, as applicable, upon certain qualifying terminations or qualifying terminations following a change in control. Award agreements for restricted share units provide for the forfeiture of any restricted share unit awards that are not vested as of the separation date in the event of a Qualifying Termination (as defined above under "H&R Block Executive Severance Plan"). Upon a termination of employment due to death or Disability at least one year after the grant date, all outstanding and unvested restricted share units and stock options immediately vest. Our performance-based equity award agreements applicable to grants made to executives through fiscal year 2020 provide for vesting of a pro-rated portion of the awards that are earned as a result of attaining the award's performance goals in the event of the executive's qualifying termination (which, except in certain situations where such qualifying termination occurs after a change in control, does not include a Good Reason Termination, as defined above under "H&R Block Executive Severance Plan"), death or Disability, that occurs more than one year after the grant date. "Disability" means (i) for participants covered by a group long term disability program, the participant is receiving income replacement benefits for at least three months under the program because of any physical or mental impairment expected to result in death or last for a continuous period of at least twelve months (a "qualifying impairment"); or (ii) in all other cases, the participant is unable to engage in any substantial gainful activity for a period of at least nine months because of a qualifying impairment.

In the event of a Change in Control Termination (as defined above under "H&R Block Executive Severance Plan"), the participant becomes vested in all outstanding restricted share unit awards. After a change in control, the Compensation Committee may, in its discretion, equitably adjust the performance goals or payment formula that apply to performance share units or market stock units, as determined necessary due to the change in control. Following a change in control, performance share units or market stock units generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the Company's level of performance during the performance period. However, if an executive's employment terminates before such third anniversary due to certain qualifying terminations that occur in connection with the change in control, or disability, death or retirement, the executive may be entitled to receive all or a pro-rata portion of the award.

The terms of the fiscal year 2019 LTI awards are described in more detail above under the headings "Actions Pertaining to Fiscal Year 2019 LTI Compensation," beginning on page 36.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain of our officers, including each of our named executive officers, on a form previously approved by our Board. These agreements are intended to supplement our officer and director liability insurance and to provide the officers and directors with specific contractual assurance that the protection provided by our Bylaws will continue to be available regardless of, among other things, an amendment to the Bylaws or a change in management or control of the Company.

In general, the indemnification agreement provides that, subject to the provisions set forth therein, the Company will indemnify and hold harmless the director or officer (each, an "Indemnitee") against all direct and indirect costs and liabilities incurred by an Indemnitee, to the fullest extent permitted by applicable law, in connection with any actions, claims, suits or other proceedings brought against such Indemnitee by reason of (i) the fact that the Indemnitee is or was a director, officer or other fiduciary of the Company or, at the request of the Company, a director, officer or other fiduciary of a subsidiary of the Company, or (ii) any action taken, or failure to act, by such Indemnitee in such capacity. The indemnification agreement provides contractual assurances regarding the scope of the indemnification as permitted by the Missouri General and Business Corporation Law and the Bylaws.

Under the Indemnification Agreement, an Indemnitee will have the right to advancement by the Company of expenses as they are actually and reasonably paid or incurred in connection with defending a claim covered by the Indemnification Agreement prior to the final disposition of such claim. The Indemnitee is required to repay any expenses advanced to the Indemnitee if such Indemnitee is determined not to be entitled to indemnification by the Company.

The above description of the terms of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed with the SEC as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2012.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the potential payments our NEOs would receive in the event of termination or a change in control of the Company. The agreements and arrangements that govern the payments included in the table are described in more detail above under Employment Agreements, Change in Control and Other Arrangements. This table assumes the relevant triggering event occurred on April 30, 2019, and the value of the equity-based awards included below was therefore determined using the closing price of the Company's common stock of $27.21, which was the closing price as reported on the NYSE on April 30, 2019. Accordingly, the amounts provided in this table for each of our NEOs are based on hypothetical circumstances, may materially differ from actual amounts payable upon the triggering event, and the actual amounts to be paid out can only be determined at the time of such triggering event.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name of Executive	Termination without Cause or for Good Reason ($)	Termination without Cause or for Good Reason in Connection with a Change in Control ($)	Retirement ($)	Death or Disability ($)
Jones[1]				
Cash	$2,238,750	$ 3,233,750	—	—
Restricted Share Units	$3,976,451	$ 5,825,615	—	$4,473,400
Market Stock Units	$ 576,730	$ 2,789,654	—	$1,038,114
Performance Share Units	$1,032,110	$ 5,230,945	—	$1,857,798
Health and Welfare Plan Benefits	$ 30,766	$ 41,021	—	—
Outplacement Services	—	—	—	—
Total	$7,854,807	$17,120,985	—	$7,369,312
Bowen[2]				
Cash	$1,245,411	$ 1,245,411	—	—
Restricted Share Units	—	$ 447,070	—	$ 201,203
Market Stock Units	$ 446,337	$ 887,998	—	$ 569,518
Performance Share Units	$ 771,291	$ 1,608,724	—	$ 995,399
Health and Welfare Plan Benefits	$ 13,584	$ 13,584	—	—
Outplacement Services	$ 15,000	$ 15,000	—	—
Total	$2,491,623	$ 4,217,787	—	$1,766,120
Gerke[2][3]				
Cash	$1,080,000	$ 1,080,000	—	—
Restricted Share Units	—	$ 676,510	$ 406,056	$ 406,056
Market Stock Units	$ 739,006	$ 1,363,001	$1,012,682	$1,012,682
Performance Share Units	$1,303,394	$ 2,481,493	$1,806,841	$1,806,841
Health and Welfare Plan Benefits	$ 13,584	$ 13,584	—	—
Outplacement Services	$ 15,000	$ 15,000	—	—
Total	$3,150,984	$ 5,629,588	$3,225,579	$3,225,579
Orosco[2]				
Cash	$1,282,500	$ 1,282,500	—	—
Restricted Share Units	—	$ 372,128	—	$ 150,847
Market Stock Units	$ 317,754	$ 699,367	—	$ 412,726
Performance Share Units	$ 551,842	$ 1,277,170	—	$ 725,200
Health and Welfare Plan Benefits	$ 13,584	$ 13,584	—	—
Outplacement Services	$ 15,000	$ 15,000	—	—
Total	$2,180,680	$ 3,659,749	—	$1,288,773

Name of Executive	Termination without Cause or for Good Reason ($)	Termination without Cause or for Good Reason in Connection with a Change in Control ($)	Retirement ($)	Death or Disability ($)
Logerwell[2]				
Cash	$562,500	$ 562,500	—	—
Restricted Share Units	—	$ 109,703	—	$ 48,236
Market Stock Units	$103,411	$ 213,109	—	$133,468
Performance Share Units	$179,252	$ 387,395	—	$234,050
Health and Welfare Plan Benefits	$ 13,584	$ 13,584	—	—
Outplacement Services	$ 15,000	$ 15,000	—	—
Total	$873,747	$1,301,291	—	$415,754

[1] Payments to Mr. Jones would be made pursuant to the terms of the Jones Agreement and various equity award agreements described above under "Employment Agreements, Change in Control and Other Arrangements" and "Long-Term Incentive Compensation."

[2] Payments to Messrs. Bowen and Gerke and Mses. Orosco and Logerwell would be made pursuant to the terms of the Executive Severance Plan and various equity award agreements described above under "Employment Agreements, Change in Control and Other Arrangements" and "Long-Term Incentive Compensation."

[3] As of April 30, 2019, Mr. Gerke was the only named executive officer who had satisfied the requirements to be eligible for retirement.

PAY RATIO DISCLOSURE

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule that requires a public company to disclose the ratio of the annual total compensation of its chief executive officer to the median annual total compensation of its employees (other than its chief executive officer). Mr. Jones served as our President and Chief Executive Officer throughout our fiscal year 2019.

On April 30, 2019, the date which we selected to identify the median employee (the "Pay Ratio Date"), the Company had approximately 12,918 U.S. employees and 8,609 non-U.S. employees, for a total of 21,527 employees. This population consisted of the Company's full-time, part-time, seasonal, and temporary employees. In determining the median employee, the Company excluded from its employee population all of its employees located in Cyprus (2 employees), Ireland (26 employees), and India (865 employees) pursuant to a de minimis exemption permitted under the SEC rules.

To identify the median employee from the Company's employee population, we compared the amount of salary and wages paid to employees as reflected in payroll records for the 2018 calendar year as reported to the Internal Revenue Service on Form W-2 for U.S. employees and the Form W-2 equivalent for non-U.S. employees, who were employed on the Pay Ratio Date, excluding Mr. Jones. We annualized compensation for employees who were hired in 2018 but did not work for us the entire calendar year, excluding seasonal and temporary employees. No cost-of-living adjustments were made in identifying the median employee.

The identified median employee was a seasonal associate whose total hours worked during the year was equivalent to approximately 5 months of a full-time associate's hours worked. After the median employee was identified, we calculated such employee's annual total compensation using the same methodology used for the Company's named executive officers as set forth in the fiscal year 2019 Summary Compensation Table of this proxy statement.

For fiscal year 2019, the annual total compensation for Mr. Jones was $8,504,020 and the annual total compensation for the median employee, excluding Mr. Jones, was $16,182 which resulted in a ratio of 526 to 1.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. We believe that our calculated ratio is a reasonable estimate calculated in a manner consistent with the pay ratio disclosure requirements. The pay ratios reported by other companies, including those within our Peer Group and industry, may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

This information is being provided for the purposes of compliance with the pay ratio disclosure requirement. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

EQUITY COMPENSATION PLANS

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of April 30, 2019. As of April 30, 2019, the Company had two active stock-based compensation plans: the 2018 Plan and the H&R Block, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective November 7, 2013). Our shareholders have approved all of the Company's current stock-based compensation plans. Our shareholders approved the 2018 Plan in September 2017 to replace the 2013 Plan, effective one business day after the 2017 annual meeting (September 15, 2017), at which time the 2013 Plan terminated except with respect to outstanding awards thereunder. The 2013 Plan was approved by our shareholders in September 2012 to replace the H&R Block, Inc. 2003 Long Term Executive Compensation Plan (the ''2003 Plan'') and the H&R Block, Inc. 2008 Deferred Stock Unit Plan for Outside Directors (the ''DSU Plan''), effective January 1, 2013, at which time the 2003 Plan and the DSU Plan terminated except with respect to outstanding awards thereunder. The 2003 Plan was approved by our shareholders in September 2002 to replace the 1993 Long-Term Executive Compensation Plan, effective July 1, 2003. Our shareholders approved the DSU Plan in September 2008 to replace the 1989 Stock Option Plan for Outside Directors, which terminated upon the DSU Plan's effectiveness, except with respect to outstanding awards thereunder.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (A) (# 000)	Weighted-average exercise price of outstanding options, warrants, and rights (B) ($)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A) (C) (# 000)
Equity compensation plans approved by security holders	439	25.47	13,871
Equity compensation plans not approved by security holders	—	—	—
Total	439	25.47	13,871

AUDIT COMMITTEE REPORT

The Company's management is responsible for preparing financial statements in accordance with GAAP and the financial reporting process, including the Company's disclosure controls and procedures and internal control over financial reporting. The Company's independent registered public accounting firm is responsible for (i) auditing the Company's financial statements and expressing an opinion as to their conformity to GAAP and (ii) auditing the effectiveness of the Company's internal control over financial reporting and expressing an opinion as to its effectiveness. The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with management, including the Vice President, Audit Services (the employee with primary responsibility for the Company's internal audit functions) and others in the Company, and the Company's independent registered public accounting firm to review and oversee matters relating to the Company's financial statements, audit services (internal audit) activities, disclosure controls and procedures, and internal control over financial reporting and non-audit services provided by the independent accountants. In addition, the Audit Committee pre-approved all audit and non-audit fees paid to such firm.

The Audit Committee has reviewed and discussed with management and Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accounting firm, the Company's audited financial statements for the fiscal year ended April 30, 2019. The Audit Committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee received from Deloitte the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, discussed with Deloitte its independence from the Company and the Company's management, and considered whether Deloitte's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

The Audit Committee conducted its own self-evaluation and evaluation of the services provided by Deloitte during the fiscal year ended April 30, 2019. Based on its evaluation of Deloitte, the Audit Committee reappointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2020.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended April 30, 2019, for filing with the SEC.

AUDIT COMMITTEE
Victoria J. Reich, Chair
Angela N. Archon
Richard A. Johnson
Matthew E. Winter
Christianna Wood

AUDIT FEES

The following table presents fees for professional services rendered by Deloitte for the audit of the Company's annual financial statements for the years ended April 30, 2019 and 2018, and fees billed for other services rendered by Deloitte for such years. Fees disclosed below include fees actually billed and expected to be billed for services relating to the applicable fiscal year. Amounts previously disclosed for fiscal year 2018 have been adjusted to reflect actual billings.

Fiscal Year	2019	2018
Audit Fees	$2,914,386	$3,037,793
Audit-Related Fees	$ 102,000	$ 104,695
Tax Fees	$ 120,815	$ 144,542
All Other Fees	—	—
Total Fees	$3,137,201	$3,287,030

Audit Fees consist of fees for professional services rendered for the audit of the Company's financial statements and review of financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. Amounts included consist of fees incurred relating to support of business acquisition and divestiture activities, independent assessments of internal controls, audits of employee benefits plan financial statements, and other audit-related services.

Tax Fees consist of fees for the preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning, tax consultation, and tax advice. Amounts included above consist of fees incurred relating to transfer pricing studies, technical consultation related to international tax matters, and other tax advisory services.

All Other Fees are fees billed for professional services that were not the result of an audit, review, or tax-related services, and consist primarily of subscriptions to human resources publications and related items.

The Audit Committee has adopted policies and procedures for pre-approving audit and non-audit services performed by the independent auditor so that the provision of such services does not impair the auditor's independence. All fees reported above were approved pursuant to the policy. Under the Audit Committee's pre-approval policy, the terms and fees of the annual audit engagement require specific Audit Committee approval. Other types of services are eligible for general pre-approval. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific Audit Committee pre-approval. In addition, any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

General pre-approval granted under the Audit Committee's pre-approval policy extends to the next fiscal year following the date of pre-approval. The Audit Committee reviews and pre-approves services that the independent auditor may provide without obtaining specific Audit Committee pre-approval on an annual basis and revises the list of general pre-approved services from time to time. In determining whether to pre-approve audit or non-audit services (regardless of whether such approval is general or specific pre-approval), the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor is necessarily determinative. The Audit Committee will also consider the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Audit Committee may determine for each fiscal year the appropriate ratio between fees for Audit Services and fees for Audit-Related Services, Tax Services, and All Other Services.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has concluded that the provision of non-audit services provided to the Company by Deloitte during the 2019 fiscal year was compatible with maintaining its independence.



The Board unanimously recommends a vote **FOR** Proposal 2

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board's Audit Committee has appointed Deloitte & Touche LLP (''Deloitte'') as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending April 30, 2020. As a matter of good corporate governance, the Audit Committee submits its selection of Deloitte to our shareholders for ratification, and will consider the vote of our shareholders when appointing our independent registered public accounting firm in the future. A representative of Deloitte is expected to attend the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement, if desired. For additional information regarding the Company's relationship with Deloitte, please refer to the ''Audit Committee Report'' and ''Audit Fees'' sections above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE ''FOR'' PROPOSAL 2.



The Board unanimously recommends a vote **FOR** Proposal 3

PROPOSAL 3 – ADVISORY APPROVAL OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the ''Dodd-Frank Act'') and Section 14A of the Exchange Act require that we permit our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in the ''Compensation Discussion and Analysis'' section, the Summary Compensation Table and accompanying executive compensation tables, and the related narrative disclosure beginning on page 20. At our 2017 annual meeting, our shareholders approved, on an advisory basis, that an advisory vote on executive compensation should be held annually. Based on such result, our Board determined that the advisory vote on executive compensation will be held every year until the next advisory vote on the frequency of future advisory votes on executive compensation.

We believe that our compensation programs and policies reflect an overall pay-for-performance culture that is strongly aligned with the interests of our shareholders. We are committed to utilizing a mix of incentive compensation programs that will reward success in achieving the Company's financial objectives and growing value for shareholders, and continuing to refine these incentives to maximize Company performance. The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with shareholder interests, as described more fully in the ''Compensation Discussion and Analysis'' section beginning on page 20. The compensation program was designed in a manner that we believe is reasonable, competitive, and appropriately balances the goals of attracting, motivating, rewarding, and retaining our executives.

The Company and the Board regularly evaluate our compensation policies and practices to ensure they are meeting our objectives and are consistent with corporate governance best practices. As part of that process, the Compensation Committee and the Board consider the results of our shareholder advisory vote on executive compensation. At our 2018 annual meeting of shareholders held on September 13, 2018, our shareholders approved our fiscal year 2018 compensation awarded to our NEOs with approximately 61% of the votes cast in favor of the proposal. The Board and the management team were disappointed with the results of the vote, which was a decreased approval percentage compared to the overwhelming levels of shareholder support that exceeded 95% in each year from 2013 to 2017. As discussed on pages 21 to 24 above, in response to the 2018 say-on-pay vote, at the request of the Board and Compensation Committee, our Chairman of the Board, Robert A. Gerard, led an extensive shareholder outreach initiative during fiscal year 2019 that supplemented our historical approach to ongoing engagement. We value the opinions of our shareholders and consider the outcome of say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our NEOs. The Compensation Committee approved fiscal year 2019 executive compensation in June 2018, prior to the 2018 say-on-pay vote. Consistent with our shareholders' historical support, the Compensation Committee decided to retain the core design features of our executive compensation program in fiscal year 2019. In addition, we received widespread support for our overall annual executive compensation program during our extensive shareholder outreach conducted during fiscal year 2019, which is described in detail on pages 21 to 24. The Compensation Committee believes the compensation program design features continue to properly reward our executives for their performance, motivate them to work towards achieving our long-term objectives, and, with 80% of our named executive officers' long-term incentive awards being performance-based, strengthen the alignment of their interests with the interests of our shareholders. The Compensation Committee will continue to routinely evaluate and enhance or modify our compensation program, as appropriate, after considering the views of our shareholders.

For the reasons discussed above and in the ''Compensation Discussion and Analysis'' section beginning on page 20, the Board recommends that shareholders vote in favor of the following ''say-on-pay'' resolution:

> **''Resolved, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, narrative discussion and any related material disclosed in this proxy statement, is hereby approved.''**

Because your vote is advisory, it will not be binding upon the Company, the Board, or the Compensation Committee. However, we value the views of our shareholders and the Compensation Committee will continue to consider the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE ''FOR'' PROPOSAL 3.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by each director and nominee for election as director, by each of the named executive officers, and by all directors and executive officers as a group as of July 19, 2019. The number of shares beneficially owned is determined under rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares set forth in the following table.

Name	Beneficially Owned[1]	Number of Shares Share Units and Share Equivalents[2]	Total	Percent of Class
Angela N. Archon	—	22,625	22,625	*
Tony G. Bowen	42,182	—	42,182	*
Paul J. Brown	5,700	56,222	61,922	*
Robert A. Gerard	14,000	164,491	178,491	*
Thomas A. Gerke	182,991	—	182,991	*
Richard A. Johnson	—	23,863	23,863	*
Jeffrey J. Jones II	201,425	47,762	249,187	*
David Baker Lewis	4,000	88,223	92,223	*
Kellie J. Logerwell	4,773	—	4,773	*
Karen A. Orosco	43,120	—	43,120	*
Victoria J. Reich	3,500	56,222	59,722	*
Bruce C. Rohde	10,000	70,612	80,612	*
Matthew E. Winter	—	11,342	11,342	*
Christianna Wood	12,580	83,042	95,622	*
All directors and executive officers as a group (14 persons)	524,271[3]	624,404	1,148,675	*

*   Does not exceed 1% based on shares of our common stock outstanding as of July 19, 2019, adjusted as required by the rules promulgated by the SEC.

[1]   Includes shares that on July 19, 2019 the specified person had the right to purchase as of September 17, 2019 pursuant to options granted in connection with the 2003 Plan or the 2013 Plan, as follows: Mr. Gerke, 104,734 shares and Mr. Jones 182,603 shares.

[2]   These amounts reflect share unit balances in the Company's Deferred Compensation Plan for Directors, the Company's Deferred Compensation Plan for Executives, the DSU Plan, the 2013 Plan, and/or the 2018 Plan. The value of the share units mirrors the value of the Company's common stock. The share units do not have voting rights.

[3]   Includes shares held by certain family members of such directors and officers or in trusts or custodianships for such members (directly or through nominees) in addition to 287,337 shares which such directors and officers have the right to purchase as of September 17, 2019 pursuant to options granted in connection with the 2003 Plan and the 2013 Plan.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name, address and share ownership of each person or organization known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock Outstanding[1]
BlackRock, Inc. 55 East 52nd Street New York, New York 10022	23,126,808[2]	11.43%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	26,239,106[3]	12.97%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	10,914,508[4]	5.40%

[1] Applicable percentages based on shares of our common stock outstanding as of July 19, 2019.

[2] Information as to the number of shares is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. filed on January 31, 2019. The Schedule 13G/A indicates that the number of shares beneficially owned includes 20,193,670 shares with sole voting power and 23,113,768 shares with sole dispositive power.

[3] Information as to the number of shares is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. filed on February 11, 2019. The Schedule 13G/A indicates that the number of shares beneficially owned includes 246,452 shares with sole voting power, 63,967 shares with shared voting power, 25,937,848 shares with sole dispositive power, and 301,258 shares with shared dispositive power.

[4] Information as to the number of shares furnished in reliance on the Schedule 13G of State Street Corporation filed on February 14, 2019. The Schedule 13G indicates that the number of shares beneficially owned includes 19,581,713 shares with shared voting and dispositive power.

REVIEW OF RELATED PERSON TRANSACTIONS

The Board has adopted a Related Party Transaction Approval Policy (the ''Policy''), which is administered by the Company's management and the Governance and Nominating Committee. Under the Policy, the Company's management will determine whether a transaction meets the requirements of a Related Party Transaction as defined in the Policy. Upon such a determination, the Governance and Nominating Committee will review the material facts of the Related Party Transaction and either approve or ratify the transaction (subject to certain exceptions which are deemed pre-approved) taking into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Party's interest in the transaction. If advance approval of a Related Party Transaction is not feasible, the Governance and Nominating Committee must ratify the transaction at its next regularly scheduled meeting or the transaction must be rescinded. No director who is a Related Party with respect to a Related Party Transaction may participate in any discussion or approval of such transaction, except that the director must provide all material information concerning the transaction to the Governance and Nominating Committee.

A ''Related Party Transaction'' is any transaction, arrangement or relationship, or any series of transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the amount involved will or may be expected to exceed $120,000 in any fiscal year, and a Related Party has or will have a direct or indirect interest.

A ''Related Party'' under the Policy is any (i) executive officer as designated under Section 16 of the Exchange Act, director, or nominee for election as a director, (ii) greater than 5% beneficial owner of the Company's common stock, or (iii) immediate family member of any of the foregoing.

The Company did not participate in any Related Party Transactions during fiscal year 2019, other than those transactions described in the ''Compensation Discussion and Analysis'' section of this proxy statement.

SHAREHOLDER PROPOSALS AND NOMINATIONS

For a shareholder proposal to be considered for inclusion in the Company's proxy statement for the 2020 annual meeting pursuant to SEC Rule 14a-8, the Company must receive notice at our offices at One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary, on or before April 2, 2020. SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year's proxy statement and form of proxy.

Pursuant to the Company's Bylaws, for any business not included in the proxy statement for the 2020 annual meeting to be brought before the meeting by a shareholder, the shareholder must give timely written notice of that business to the Corporate Secretary. To be timely, the notice must be received between May 15, 2020 and June 14, 2020 (between 90 and 120 days before the one-year anniversary of the date on which the Company held its annual meeting of shareholders the previous year). The notice must contain the information required by the Company's Bylaws. Similarly, a shareholder wishing to submit a director nomination directly at an annual meeting of shareholders must deliver written notice of the nomination within the time period described in this paragraph and comply with the information and other requirements in our Bylaws relating to shareholder nominations.

Our Bylaws permit a group of shareholders (up to 20) who have owned a significant amount of the Company's common stock (at least 3%) for a significant amount of time (at least three years) the ability to submit director nominees (up to 20% of the Board rounded down to the nearest whole director) for inclusion in the Company's proxy materials if the shareholder(s) provides timely written notice of such nomination(s) and the shareholder(s) and the nominee(s) satisfy the requirements specified in the Company's Bylaws. To be timely for inclusion in the Company's proxy materials for the 2020 annual meeting, the notice must be received between May 15, 2020 and June 14, 2020 (between 90 and 120 days before the one-year anniversary of the date on which the Company held its annual meeting of shareholders the previous year). The notice must contain the information required by the Company's Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in the Company's proxy materials.

A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time frames described above. A copy of the Company's Bylaws is available on our website at www.hrblock.com by clicking the ''Investor Relations'' link and then clicking the ''Corporate Governance'' link under the ''Company'' tab, or upon request to: H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary. The Chair of the meeting may exclude matters that are not properly presented in accordance with the foregoing requirements.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we are making this proxy statement and our 2019 Annual Report available to shareholders electronically via the internet. Unless you have already requested to receive a printed set of proxy materials, you will receive an ''Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on September 12, 2019'' (the ''Notice''), which contains instructions on how to access proxy materials and vote your shares via the internet or, if you prefer, to request a printed set of proxy materials at no cost to you. On or about July 31, 2019, we mailed the Notice or, for shareholders who have already requested to receive a printed set of proxy materials, this proxy statement, an accompanying proxy card, and our 2019 Annual Report, to our shareholders of record. All shareholders will be able to access this proxy statement and our 2019 Annual Report on the website referred to in the Notice or request to receive printed copies of the proxy materials.

HOW CAN I ELECTRONICALLY ACCESS THE PROXY MATERIALS?

The Notice provides you with instructions on how to view our proxy materials for the Annual Meeting on the internet. The website on which you will be able to view our proxy materials will also allow you to choose to receive future proxy materials electronically, which will save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy voting site. Your election to receive proxy materials electronically will remain in effect until you terminate it.

HOW CAN I OBTAIN A FULL SET OF PRINTED PROXY MATERIALS?

The Notice will provide you with instructions on how to request to receive printed copies of the proxy materials. You may request printed copies up until one year after the date of the meeting.

WHAT AM I VOTING ON?

You are voting on four items of business at the Annual Meeting:

- Election of the ten nominees for director named in this proxy statement (Proposal 1);
- Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2020 (Proposal 2); and
- Advisory approval of the Company's named executive officer compensation (Proposal 3).

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the close of business on July 12, 2019 are entitled to vote at the Annual Meeting. Each share of H&R Block common stock is entitled to one vote.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with the Company's transfer agent, EQ Shareowner Services (''EQ''), you are considered a ''registered shareholder'' and are considered, with respect to those shares, the ''shareholder of record.'' If you are a shareholder of record, the Notice or proxy materials were sent to you directly by the Company, and you may vote by any of the methods described below under ''How Do I Vote?''.

If your shares are registered in the name of a stock brokerage account or by a broker, bank, or other nominee on your behalf (referred to as being held in ''street name'') or if you hold shares through the H&R Block Retirement Savings Plan, you are considered a ''beneficial owner'' of shares held in street name, and the broker, bank, or other nominee forwarded the Notice or proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee holding your shares how to vote and you are also invited to attend the Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE VOTING REQUIREMENTS?

Our Board of Directors recommends that you vote your shares as follows:

Proposal	Board Recommendation	More Information	Broker Discretionary Voting Allowed?	Votes Required for Approval	Abstentions and Broker Non-Votes
1. Election of Directors.	**FOR each Nominee**	Page 5	No	The affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or for approval of each of the proposals.	Abstentions have the same effect as votes AGAINST the relevant proposal. Broker non-votes have no impact on the outcome of the vote for any of the proposals.
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2020.	**FOR**	Page 62	Yes		
3. Advisory approval of the Company's named executive officer compensation.	**FOR**	Page 63	No		

Broker Discretionary Voting

Brokers holding shares on behalf of beneficial owners are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions on "non-routine" proposals, resulting in so-called "broker non-votes." Brokers may vote without instruction only on "routine" proposals. Proposal 2, the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm, is the only routine proposal on the ballot for the Annual Meeting and the only proposal on the ballot for which broker discretionary voting is permitted. All other proposals are non-routine. If you hold your shares with a broker, your shares will not be voted on non-routine proposals unless you give voting instructions to such broker.

Voting Requirements and Effect of Abstentions and Broker Non-Votes

For each matter to be voted upon at the Annual Meeting, shareholders may vote "for," "against," or "abstain."

For each of the proposals, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or approval. The vote on Proposal 3, the approval of the Company's named executive officer compensation, is a non-binding advisory vote only.

Shares represented in person or by a proxy that directs that the shares abstain from voting on a matter are deemed to be represented at the meeting as to that particular matter, and have the same effect as a vote against that proposal. Broker non-votes have no impact on the proposals.

If a submitted proxy does not specify how to vote, the shares represented by that proxy will be considered to be voted FOR each of the director nominees included in Proposal 1, and FOR Proposals 2 and 3.

HOW DO I VOTE?

If you are a registered shareholder, there are four different ways you can vote:

- By Internet – You can vote via the internet at *www.proxyvote.com* by following the instructions provided (you will need the Control Number from the Notice or proxy card you received);
- By Telephone – You can vote by telephone by calling the toll-free telephone number indicated on your proxy card or voting instruction card (you will need the Control Number from the Notice or proxy card you received);
- By Mail – If you received your proxy materials by mail, you can vote by signing, dating and returning the accompanying proxy card; or
- In Person – You can vote in person by written ballot at the Annual Meeting.

When your proxy is properly submitted, your shares will be voted as you indicate. If you do not indicate your voting preferences, the appointed proxies (Thomas A. Gerke and Scott W. Andreasen) will vote your shares **FOR** each of the director nominees included in Proposal 1 and **FOR** Proposals 2 and 3. If your shares are owned in joint names, all joint owners must vote by the same method, and if joint owners vote by mail, all of the joint owners must sign the proxy card. The deadline for voting by telephone or via the internet, except with respect to shares held through the H&R Block Retirement Savings Plan as described below, is 11:59 p.m. Eastern Time on September 11, 2019.

If you are a beneficial owner of shares held in street name, you may vote by following the voting instructions provided by your broker, bank, or other nominee, and your broker, bank, or other nominee should vote your shares as you have directed. You must have a legal proxy from the shareholder of record in order to vote the shares in person at the Annual Meeting.

If your shares are held through the H&R Block Retirement Savings Plan, you may also vote as set forth above, except that Plan participants may not vote their Plan shares in person at the Annual Meeting. If you provide voting instructions via the internet, by telephone or by written proxy card, Fidelity Management Trust Company, the Plan's Trustee, will vote your shares as you have directed. If you do not provide specific voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received instructions. Please note that you must submit voting instructions to the Trustee no later than September 9, 2019 at 11:59 p.m. Eastern Time in order for your shares to be voted by the Trustee at the Annual Meeting. Your voting instructions will be kept confidential by the Trustee.

MAY I ATTEND THE MEETING?

All shareholders, properly appointed proxy holders, and invited guests of the Company may attend the Annual Meeting. Shareholders who plan to attend the meeting may be required to present valid photo identification. If you hold your shares in street name, please also bring proof of your share ownership, such as a broker's statement showing that you beneficially owned shares of the Company on the record date of July 12, 2019, or a legal proxy from your broker, bank, or other nominee (a legal proxy is required if you hold your shares in street name and you plan to vote in person at the Annual Meeting). Shareholders of record will be verified against an official list available at the registration area. The Company reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of the record date.

MAY I CHANGE MY VOTE?

After your initial vote, you may revoke your proxy and change your vote (i) any time prior to the voting deadline via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the voting deadline for the Annual Meeting will be counted), (ii) by signing and returning a new proxy card with a later date prior to the Annual Meeting, or (iii) by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. If your shares are held in street name by a broker, bank, or other nominee, you must contact that nominee to change your vote.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No, shareholders do not have cumulative voting rights with respect to the election of directors.

WHAT CONSTITUTES A QUORUM?

As of the record date, 202,282,222 shares of the Company's common stock were issued and outstanding. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE "IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON SEPTEMBER 12, 2019"?

It means your shares are held in more than one account. You should vote all of your shares.

WHAT IS HOUSEHOLDING?

As permitted by the SEC, we are delivering only one copy of this proxy statement to shareholders residing at the same address, unless the shareholders have notified us of their desire to receive multiple copies of the proxy statement. This practice is known as householding. The Company will promptly deliver, upon request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, or by telephone at (816) 854-4288.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, EQ, to request that only a single copy of the proxy statement be mailed in the future. You can contact EQ by phone at (888) 213-0968 or (651) 450-4064, or by mail at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4100.

WHO WILL BEAR THE COST OF THIS SOLICITATION AND HOW WILL PROXIES BE SOLICITED?

The Company is making this solicitation on behalf of the Company's Board of Directors and will pay the entire cost of this proxy solicitation, including the expense of preparing the proxy solicitation materials for the Annual Meeting and mailing the Notice and, as applicable, the proxy solicitation materials for such meeting. Following the mailing of these materials, directors, officers, and employees of the Company may solicit proxies by telephone, email, or other personal contact; such individuals will not receive compensation or reimbursement for these activities. Additionally, the Company has retained Okapi Partners LLC to assist in the solicitation of proxies on behalf of the Board for a fee of $25,000 plus reimbursement of reasonable expenses. Further, brokers and other custodians, nominees, and fiduciaries will be requested to forward the Notice and printed proxy materials to their principals, and the Company will reimburse them for the expense of doing so.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's internet address is www.hrblock.com. The Company's filings with the SEC are available free of charge via the ''Investor Relations'' link at this website (click on the ''SEC Filings'' link under the ''Financial Info'' tab), and may also be found at the SEC's website, www.sec.gov.

The Board of Directors knows of no other matters which will be presented at the meeting, but if other matters do properly come before the meeting, it is intended that the persons named in the proxy will vote according to their best judgment.

By Order of the Board of Directors,

SCOTT W. ANDREASEN
Vice President and Secretary



H&R BLOCK, INC.

One H&R Block Way
Kansas City, MO 64105

816.854.3000

www.hrblock.com